                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-75955

PROSPECTUS

                       Covad Communications Group, Inc.

            Offer to Exchange All Outstanding 12 1/2% Senior Notes

     due February 15, 2009 for 12 1/2% Senior Notes due February 15, 2009,

          Which Have Been Registered Under the Securities Act of 1933

  The exchange offer will expire at 5:00 P.M., New York City time, on May 26,
                     1999, unless we extend the deadline.

 . The terms of the new notes are substantially identical to those of the old notes, except for certain transfer restrictions and registration rights relating to the old notes.

 . No public market currently exists for the new notes. We do not expect that an active public market in the new notes will develop. We do not intend to list the new notes on any securities exchange or on the Nasdaq National Market.

 . We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

 . We believe that the exchange of old notes will not be a taxable event for federal income tax purposes, but you should see "Federal Income Tax Considerations" on page 116 for more information.

   We are mailing this prospectus and the letter of transmittal on April 26,
                                     1999.

   See the "Risk Factors" section on page 10 for information that you should consider before you decide to participate in this exchange offer.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April 22, 1999

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" beginning on page 10, carefully before tendering old notes in the exchange offer.

                            Overview of Our Business

   We are a leading high-speed Internet and network access provider offering digital subscriber line (DSL) services to Internet service provider and enterprise customers. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services to provide employees with remote access to the enterprise's local area networks to improve employee productivity and reduce operating costs. We refer to such services as remote local area network (RLAN) services.

   We believe our services offer a superior value proposition as compared to currently available high-speed Internet and network access alternatives. Our services are provided over standard copper telephone lines at speeds of up to
1.5 megabits per second (Mbps), which is over 25 times faster than a 56.6 kilobits per second (Kbps) modem. As of January 31, 1999 we had installed over 4,000 DSL lines and received orders for our services from over 100 Internet service provider and enterprise customers, including Cisco Systems, Concentric Network, Epoch Networks, Oracle, PeopleSoft, Stanford University, Verio and Whole Earth Networks.

   We have introduced our services in the following metropolitan areas:

                                                                       April
     December 1997           August 1998 December 1998    March 1999   1999
     -------------           ----------- -------------    ----------   -----
     San Francisco Bay Area  Los Angeles Washington, D.C. Philadelphia Baltimore
                             New York    Seattle          Sacramento
                             Boston

   We plan to build our networks and offer our services in 22 regions nationwide. We estimate that when complete, our networks in these 22 regions will enable us to provide service to over 28 million homes and businesses in 28 of the top 50 metropolitan statistical areas in the United States.

   In January 1999, we entered into strategic relationships with AT&T Corp., NEXTLINK Communications, Inc. and Qwest Communications Corporation. As part of these strategic relationships, we received equity investments of $25 million from AT&T's venture capital arm and two affiliated funds, $20 million from NEXTLINK and $15 million from Qwest. Furthermore, these strategic investors each entered into commercial agreements with us providing for the purchase, marketing and resale of our services, the purchase by us of fiber optic transport bandwidth, and collocation of network equipment.

   On February 18, 1999, we completed the offering of 12 1/2% senior notes due 2009, our old notes, with an aggregate principal amount of $215 million. We received net proceeds of $205.1 million from this offering, $74.0 million of which was used to purchase pledged securities to secure the payment of the first six scheduled interest payments on these notes.

Market Opportunity

   We were formed to capitalize on the substantial business opportunity created by:

  . the growing demand for Internet and network access;

  . the commercial availability of low cost DSL technology; and

  . the passage of the 1996 Telecommunications Act.

   There is a growing market demand for high-speed digital communications services. As businesses increase their use of the Internet, intranets and extranets, we expect the market size for both small- and medium-sized business Internet and RLAN access to continue to grow rapidly. According to International Data Corporation, the number of Internet users worldwide reached approximately 69 million in 1997 and will grow to approximately 320 million by 2002. International Data Corporation also estimates that the value of goods and services sold worldwide through the Internet will increase from $12 billion in 1997 to over $400 billion in 2002. High-speed digital connections are becoming increasingly important to businesses and consumers as more high bandwidth information and applications become available on the Internet. Industry analysts also estimate that the number of remote access lines in the U.S. will grow from approximately ten million in 1996 to approximately 30 million in 2000, a compound annual growth rate in excess of 30%.

   DSL is emerging as an inexpensive alternative high-speed digital communications technology. The full potential of Internet and RLAN applications cannot be realized without removing the performance bottlenecks of the existing public switched telephone network. DSL technology removes these performance bottlenecks by increasing the data carrying capacity of the copper telephone lines from analog modem speeds of 56.6 Kbps and integrated services digital network (ISDN) speeds of 128 Kbps to DSL speeds of up to 6 Mbps. Because DSL technology reuses the existing copper plant, DSL technology is significantly less expensive to deploy on a broad scale than existing alternative high-speed digital communications technologies, such as cable modems, wireless data and satellite data. As a result, a significant portion of the investment in a DSL network is success-based, which means that such networks require a comparatively lower initial fixed investment and that the subsequent variable investments in DSL electronics are directly related to the number of paying end-users.

   The passage of the 1996 Telecommunications Act facilitates competition by competitive local exchange carriers. The passage of the 1996 Telecommunications Act created a legal framework for competitive local exchange carriers, which we refer to as competitive telecommunications companies, to provide local analog and digital communications services in competition with the incumbent local exchange carriers, which are the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act in particular emphasized the need for competition-driven innovations in the deployment of advanced telecommunications services, such as our DSL services.

Our Competitive Strengths

   We offer higher bandwidth digital connections than alternative services at similar or lower prices that do not vary with usage. For business Internet users, our high-end services offer comparable bandwidth to T1 and frame relay circuits at approximately 25% of the cost. For the RLAN market, our mid-range services are three to six times the speed of ISDN and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily used ISDN lines. We believe that many of our enterprise customers can justify deploying lines to their employees if productivity improves by only a few hours per month based on increases in the number of hours worked and decreases in commute time and time spent waiting for information. For consumer Internet users, we expect that we offer consumer-grade services at prices comparable to prices offered by cable modem services.

   We provide our customers with a widely available, continuously connected and secure network. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our networks provide 24-hour continuous connectivity, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access.

   Our management team has extensive industry experience. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries. In July 1998, we hired as our Chief Executive Officer Robert Knowling, Jr., who formerly served as the Executive Vice President of Operations and Technologies at U S WEST Communications and as Vice President of Network Operations at Ameritech. We also have in place Regional Presidents to cover all 22 of our regions.

Our Business Strategy

   The key elements of our strategy are:

  . to secure competitive local exchange carrier status and sign interconnection agreements for the top U.S. markets;

  . to enter and roll out our service rapidly in our target regions to maintain our first-mover advantage;

  . to provide blanket coverage in each of our 22 targeted regions;

  . to focus on packet-based services;

  . to concentrate our sales efforts on Internet service provider and enterprise customers that can provide a large number of end-users;

  . to leverage the success-based economics of DSL technology;

  . to establish relationships with leading Internet service providers, systems integrators, other competitive telecommunications companies and long-distance carriers in order to expand our distribution channels and accelerate the sale of our services; and

  . to provide a superior and comprehensive product and service solution that includes line installation, equipment sale and configuration.

                               The Exchange Offer

Old Notes...............  On February 18, 1999, we completed the offering of
                          $215 million aggregate principal amount of our 12 1/2% senior notes due 2009 to Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., as initial purchasers. The initial purchasers sold the old notes to "qualified institutional buy-ers" as defined in Rule 144A under the Securities Act of 1933. We have filed the registration statement of which this prospectus is a part to comply with a reg-istration rights agreement between us and the initial purchasers.

Exchange Offer..........  We are offering to exchange the old notes for new notes in the aggregate principal amount of up to $215 million provided that the old notes are properly tendered and accepted for exchange. We will issue the new notes promptly after the expiration of the exchange offer. If you were not prohibited from participating in the exchange offer and you did not tender your old notes prior to the completion of the exchange offer, you will have no further exchange rights under the registration rights agreement. Accordingly, such non-tendered old notes will continue to be subject to restrictions on transfer.

Expiration Date.........  The exchange offer will expire at 5:00 p.m., New York
                          City time, on May 26, 1999, or on a later extended date and time as we may decide.

Conditions to the
Exchange Offer..........  The exchange offer is subject to certain customary conditions. The conditions are limited and relate in general to proceedings or laws that might impair our ability to proceed with the exchange offer. As of the date of this prospectus, none of these events had oc-curred, and we believe their occurrence to be unlike-ly. If any such conditions do exist prior to the ex-piration date, we may take the following actions:

                              . refuse to accept any old notes and return all
                                previously tendered old notes;

                              . extend the duration of the exchange offer; or

                              . waive such conditions.

Procedures for
Tendering Old Notes.....
                          If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmit-tal and send it, together with your old notes to be exchanged and any other required documentation to The Bank of New York, as exchange agent, at the address set forth in the letter of transmittal. Brokers, dealers, commercial banks, trust companies and other nominees may tender old notes which they hold as nom-inee by book-entry transfer. Questions regarding the tender of the old notes or the exchange offer, gener-ally, must be directed to the exchange agent.

Special Procedures for
Beneficial Owners.......
                          If you are the beneficial owner of old notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the old notes in the exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender the old notes on your behalf. If you wish to tender on your own behalf, you must, prior to com-pleting and executing the letter of transmittal and delivering the old notes, either make appropriate ar-rangements to register ownership of the old notes in your own name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and it may not be possible to complete prior to the expi-ration date.

Guaranteed Delivery
Procedures..............
                          If you wish to tender your old notes and your old notes are not immediately available or you cannot de-liver your old notes, the letter of transmittal or any other documents required by the letter of trans-mittal to the exchange agent, or you cannot complete the procedure for book-entry transfer, then prior to the expiration date you must tender your old notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights.......  Tenders of old notes may be withdrawn at any time be-
                          fore 5:00 p.m., New York City time, on the expiration date by delivering a written notice of such with-drawal to the exchange agent in conformity with the procedures set forth under "The Exchange Offer--With-drawal of Tenders."

Acceptance of Old Notes
and Delivery of New
Notes...................  We will accept for exchange any and all old notes which are properly tendered in the exchange offer be-fore 5:00 p.m., New York City time, on the expiration date. We will deliver the new notes promptly follow-ing the expiration date. If we do not accept any of your old notes for exchange we will return them to you as promptly as practicable after the expiration or termination of the exchange offer without any ex-pense to you.

Certain Tax               The exchange pursuant to the exchange offer should
Considerations..........  not result in the recognition of income, gain or loss to you or to us for federal income tax purposes.

Exchange Agent..........  The Bank of New York, the trustee under the inden-
                          ture, is serving as exchange agent in connection with the exchange offer.

                    Consequences of Not Exchanging Old Notes

   You may not offer, sell or otherwise transfer the old notes except:

    . in compliance with the registration requirements of the Securities Act and any other applicable securities laws; or

    . pursuant to an exemption therefrom; or

    . in a transaction not subject to such securities laws. Old notes that you do not exchange for new notes in the exchange offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the exchange offer, you will not be entitled to any rights to have old notes registered under the Securities Act. We do not intend to register under the Securities Act any old notes which remain outstanding after completion of the exchange offer (subject to such limited exceptions, if applicable).

   To the extent that old notes are tendered and accepted in the exchange offer, any trading market for old notes which remain outstanding after the exchange offer could be adversely affected.

   The new notes and any old notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the indenture.

                               Terms of New Notes

   The exchange offer applies to up to $215,000,000 aggregate principal amount of our old notes. The new notes will evidence the same debt as the old notes and will be entitled to the benefits of the same indenture. The terms of the new notes are the same as the terms of the old notes in all material respects except that the new notes:

                . have been registered under the Securities Act,

                . do not include certain rights to registration under the Secu-
                  rities Act, and

                . do not contain transfer restrictions or terms with respect to additional interest payments applicable to the old notes. See "Description of the Old Notes."


New Notes Offered.......  $215.0 million in aggregate principal amount of 12
                          1/2% senior notes due 2009.

Maturity................  February 15, 2009.

Interest................  The new notes will bear interest at a fixed annual rate of 12 1/2%, to be paid in cash every six months on February 15 and August 15 of each year, beginning on August 15, 1999.

Ranking.................  The new notes are our senior obligations. The new notes will rank equal in right of payment with all of our existing and future senior debt and will rank se-nior in right of payment to any of our future subor-dinated debt. The new notes will be effectively sub-ordinated to any of our secured debt and to our sub-sidiaries' existing and future debt and other liabil-ities (including our subsidiaries' trade payables). We and our subsidiaries may incur substantial addi-tional debt under the indenture, subject to certain restrictions.

                          Assuming we had completed the offering of the old notes on December 31, 1998, the new notes:

                          . would have ranked equally with $142.3 million of
                            senior debt; and

                          . would have ranked junior to $17.4 million of debt
                            and other liabilities (including trade payables) of our subsidiaries.

Sinking Fund............  None.

Optional Redemption.....  On or after February 15, 2004, we may redeem some or all of the new notes at any time at the redemption prices listed in the section "Description of Notes" under the heading "Optional Redemption." Before February 15, 2002, we may redeem up to 35% of the new notes with the proceeds of certain public offerings of equity in our company at the price listed in the section "Description of Notes" under the heading "Optional Redemption."

Mandatory Offer to
Repurchase..............  If we sell certain assets or experience specific kinds of changes of control, we must offer to repur-chase the new notes at the prices listed in the sec-tion "Description of Notes."

Basic Covenants of the
Indenture...............  We will issue the new notes under an indenture with
                          The Bank of New York. The indenture will, among other things, restrict our ability and the ability of our subsidiaries to:

                          . borrow money;

                          . pay dividends on stock or purchase stock;

                          . make investments;

                          . use assets as security in other transactions; and

                          . sell certain assets or merge with or into other
                            companies.

                          For more details, see the section "Description of the Notes" under the heading "Certain Covenants."

Registration Rights.....  Holders of new notes (other than as set forth below)
                          are not entitled to any registration rights with respect to the new notes. Pursuant to the registration rights agreement among the initial purchasers of the old notes and us, we agreed to file an exchange offer registration statement with respect to an offer to exchange the old notes for the new notes. The registration statement of which this prospectus is a part constitutes such exchange offer registration statement. Under certain circumstances, certain holders of old notes (including holders of old notes who may not participate in the exchange offer) may in certain circumstances require us to file, and cause to become effective, a shelf registration statement under the Securities Act which would cover resales of old notes by such holders.

Use of Proceeds.........  We will not receive any proceeds from the exchange offer.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                      Year Ended December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
                                                      (dollars in thousands,
                                                            except per
                                                          share amounts)
Consolidated Statement of Operations Data:
Revenues............................................  $        26  $     5,326
Operating expenses:
  Network and product costs.........................           54        4,562
  Sales, marketing, general and administrative......        2,374       31,043
  Amortization of deferred compensation.............          295        3,997
  Depreciation and amortization.....................           70        3,406
                                                      -----------  -----------
    Total operating expenses........................        2,793       43,008
                                                      -----------  -----------
Income (loss) from operations.......................       (2,767)     (37,682)
  Net interest income (expense).....................          155      (10,439)
                                                      -----------  -----------
Net income (loss)...................................  $    (2,612) $   (48,121)
                                                      ===========  ===========
Net income (loss) per common share..................  $     (0.80) $     (8.43)
Weighted average shares used in computing net income
 (loss) per share...................................    3,271,546    5,708,535

Other Financial Data:
EBITDA(1)...........................................  $    (2,402) $   (30,154)
Capital expenditures................................        2,253       59,503
Deficiency of earnings available to cover fixed
 charges (2)........................................       (2,612)     (48,121)

Consolidated Cash Flow Data:
Provided by (used in) operating activities..........  $    (1,895) $    (9,054)
Provided by (used in) investing activities..........       (2,494)     (61,252)
Provided by (used in) financing activities..........        8,767      130,378

                                                        As of December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
                                                      (dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents...........................  $     4,378  $    64,450
Net property and equipment..........................        3,014       59,145
Total assets........................................        8,074      139,419
Long-term obligations, including current portion....          783      142,879
Total stockholders' equity (net capital
 deficiency)........................................        6,498      (24,706)

                                                        As of December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
Other Operating Data:
Homes and businesses passed.........................      278,000    6,023,217
Lines installed.....................................           26        3,922

--------

(1) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock based compensation and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

  . an alternative to operating income (as determined in accordance with generally accepted accounting principals) as an indicator of our operating performance, or

  . an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principals) as a measure of liquidity.

  EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

(2) For purposes of determining the deficiency of earnings available to cover fixed charges, "earnings" included pre-tax loss from operations adjusted for fixed charges. "Fixed charges" included interest expense, capitalized interest, amortization of debt discount and financing costs, and that portion of rent expense which we believe to be representative of interest. In view of our limited operating history and due to additional interest charges (including amortization of debt discount and debt issuance costs) which will result from the issuance of the old notes, the deficiency of earnings available to cover fixed charges should not be considered indicative of the deficiency of earnings available to cover fixed charges in the future.

                                 RISK FACTORS

   The new notes, like the old notes, involve a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following factors before tendering old notes in the exchange offer.

Our leverage is substantial and will increase, making it more difficult to respond to changing business conditions

   As of February 28, 1999, we had approximately $356.7 million of long-term obligations, which consists primarily of the 1998 discount notes and the old notes. Because our 1998 discount notes accrete to $260 million through March 2003, we will become increasingly leveraged until then, whether or not we incur new indebtedness in the future. We may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 discount notes and the old notes, to finance the continued development, commercial deployment and expansion of our networks and for funding operating losses or to take advantage of unanticipated opportunities.The degree to which we are leveraged could have important consequences to you. For example, it could:

  . materially limit or impair our ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  . require us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  . limit our ability to redeem the 1998 discount notes and the new notes in the event of a change of control; and

  . increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

We will require a significant amount of cash to service our indebtedness; our ability to generate cash depends on many factors beyond our control

   We expect to continue to generate substantial net losses and negative cash flow for at least the next several years. We may be unable to maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the 1998 discount notes and the new notes, and any additional indebtedness we may incur. Because the 1998 discount notes accrete to $260.0 million through March 2003, we must begin paying cash interest on those notes in September 2003. In addition, we must begin paying cash interest on the new notes in August 1999. However, we have set aside approximately $74.0 million in government securities in a pledge account to fund the first three years of interest payments on the new notes.

   Our ability to make scheduled payments with respect to indebtedness (including the 1998 discount notes and the new notes) will depend upon, among other things:

  . our ability to achieve significant and sustained growth in cash flow;

  . the rate of and successful commercial deployment of our network;

  . successful operation of our network;

  . the market acceptance, customer demand, rate of utilization and pricing for our services;

  . our ability to successfully complete development, upgrades and enhancements of our network; and

  . our ability to complete additional financings, as necessary.

   Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to service our indebtedness, we may have to reduce or delay network deployments, restructure or refinance our indebtedness or seek additional equity capital, strategies that may not enable us to the service and repay our indebtedness. Any failure to satisfy our obligations with respect to the 1998 discount notes or the new notes at or before maturity would be a default under the related indenture and could cause a default under agreements governing our other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against us. In either case, our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes, would likely be materially and adversely affected.

Our business is difficult to evaluate because we have a limited operating history

   We were incorporated in October 1996 and introduced our services commercially in the San Francisco Bay Area in December 1997. Because of our limited operating history, you have limited operating and financial data upon which to base an evaluation of our business. You should consider that we have the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, we must:

  . rapidly expand the geographic coverage of our services;

  . attract and retain customers within our existing and in new regions;

  . increase awareness of our services;

  . respond to competitive developments;

  . continue to attract, retain and motivate qualified persons;

  . continue to upgrade our technologies in response to competition and market factors;

  . effectively manage the growth of our operations.

We have a history of losses and expect increasing losses in the future

   We have incurred substantial losses and experienced negative cash flow each fiscal quarter since our inception. As of December 31, 1998, we had an accumulated deficit of approximately $50.7 million. We intend to increase our capital expenditures and operating expenses in order to expand our business. In addition, we expect our net losses to increase in the future due to the interest and amortization charges related to our 1998 discount notes and the new notes and the amortization charges related to our issuance of preferred stock to AT&T's venture capital arm and two affiliated funds ("AT&T Ventures"), NEXTLINK and Qwest in January 1999. The approximate amount of such charges and the fiscal year in which such charges will occur are as follows:

  . Interest and amortization charges relating to the 1998 discount notes were approximately $16.0 million during the year ending December 31, 1998. These changes will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. Interest and related amortization will remain at that level through maturity in March 2008.

  . Interest and amortization charges relating to the new notes will be approximately $24.0 million during the year ending December 31, 1999 and will increase each year until the year ending December 31, 2008 during which period the interest and related amortization will be approximately $28.3 million.

  . We recorded intangible assets of $28.7 million associated with the issuance of our preferred stock to AT&T Ventures, NEXTLINK and Qwest. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the three year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004.

   As a result, we expect to incur substantial additional net losses and substantial negative cash flow for at least the next several years.

Our operating results are likely to fluctuate in future periods

   Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of our control. These factors include:

  . the timing and ability of traditional telephone companies to provide and construct the required central office space;

  . the rate at which customers subscribe to our services;

  . decreases in the prices for our services due to competition, volume-based pricing and other factors;

  . Internet service provider and enterprise customer retention and end-user churn rates;

  . the success of our relationships with AT&T, NEXTLINK and Qwest and other potential third parties in generating significant subscriber demand;

  . the ability to deploy on a timely basis our services to adequately satisfy end-user demand;

  . delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

  . the mix of line orders between consumer end-users and business end-users
    (which typically have higher margins);

  . the amount and timing of capital expenditures and other costs relating to the expansion of our network;

  . ability to develop and commercialize new services by us or our competitors;

  . regulatory developments, including interpretations of the 1996
    Telecommunications Act;

  . successful operation of our network; and

  . general economic conditions and economic conditions specific to the telecommunications industry.

   As a result, it is likely that in some future quarters our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decline.

We cannot predict whether we will be successful because our business strategy is unproven

   We believe that we were the first competitive telecommunications company to provide high-speed Internet and network access using DSL technology. As a result, our business strategy is unproven. To be successful, we must develop and market services that achieve broad commercial acceptance by Internet service providers and enterprise customers in our targeted regions. Because our business and the market for high speed digital communications services are in the early stages of development, we are uncertain of whether our services will achieve broad commercial acceptance.

We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cash flow

   We may experience decreasing prices for our services due to competition, volume-based pricing and other factors. Currently, we charge higher prices for some of our services than some of our competitors do for their similar services. As a result, we cannot assure you that our customers and their end-user customers will select our services over those of our competitors. In addition, prices for digital communications services in general have fallen historically, and we expect this trend to continue. We have provided and expect in the future to provide price discounts to customers that commit to sell our services to a large number of their end-user customers. Our consumer grade services have lower prices than our business grade services. As a result, an increase in sales from our consumer services in future periods would reduce our overall profit margins. We also expect to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, we cannot predict whether demand for our services will materialize at the prices we expect to charge or whether future pricing levels will be sustainable. If we fail to achieve or sustain broad commercial acceptance of our services at adequate pricing levels we may not be able to achieve profitability or positive cash flow, which would materially and adversely affect our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

We depend on Internet service providers and other third parties for the marketing and sale of our services

   We market our Internet access services through Internet service providers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of our revenues. As a result, a significant reduction in the number of end-users provided by one or more of our key Internet service providers could result in a material decrease in our revenues for a given period. We expect that our Internet service provider customers will account for the majority of our future market penetration and revenue growth. Our agreements with our Internet service provider customers are non-exclusive. Many of our Internet service provider customers also resell services offered by our competitors. In addition, a number of our Internet service provider customers have committed to provide large numbers of end-users in exchange for price discounts. If our Internet service provider customers do not meet their volume commitments or otherwise do not sell our services to as many end users as we expect, our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes, would be materially adversely affected.

   In addition, we recently entered into commercial agreements with each of AT&T, NEXTLINK and Qwest. Our agreements with AT&T, NEXTLINK and Qwest provide for the purchase, marketing and resale of our services, primarily to their small business and enterprise customers. We cannot predict:

  . the number of line orders that AT&T, NEXTLINK or Qwest will generate, if any; or

  . whether line orders will be below our expectations.

   In addition, relationships that we may establish with other third parties may not improve our business, prospects, operating results, financial condition or our ability to service and repay our indebtedness, including the new notes.

We may be unable to manage our growth effectively

   Our strategy is to significantly expand our network within our existing regions and to deploy networks in a total of 22 regions by the end of the first quarter of the year 2000. The execution of this strategy involves:

  . obtaining the required government authorizations (which allow us to obtain cost-based pricing from the traditional telephone companies in each of our target regions);

  . identifying, accessing and initiating service in key central offices within existing and target regions;

  . designing and maintaining an adequate operational support system;

  . designing and constructing regional data centers;

  . obtaining central office space; and

  . entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

To accomplish this strategy, we must, among other things:

  . market to and acquire a substantial number of customers and end-users;

  . continue to implement and improve our operational, financial and management information systems, including our client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as our billing, accounts receivable and payable tracking, fixed assets and other financial management systems;

  . hire and train additional qualified management and technical personnel;

  . establish and maintain relationships with third parties to market and sell our services, install network equipment and provide field service; and

  . continue to expand and upgrade our network infrastructure.

   We may be unable to do these things successfully. Further, we may be unable to deploy our networks as scheduled or achieve the operational growth necessary to achieve our business strategy.

   Our growth has placed, and is expected to continue to place, significant demands on our management and operational resources. We expect to continue to increase significantly our employee base to support the deployment of our networks. For example, we expect the demands on our network infrastructure and technical support resources to grow rapidly along with our customer base. If we are successful in implementing our marketing strategy, we may have difficulty responding to demand for our services and technical support in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management personnel and the increased outsourcing of company functions to third parties. We may be unable to do this successfully. In addition, our networks, procedures and controls may be inadequate to support our operations.

   If we are unable to manage our growth effectively, our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes, will be materially adversely affected.

We depend on traditional telephone companies to provide central office space and unbundled network elements, both of which are critical to our success

   Our success depends significantly on our ability to provide broad service availability in our target regions. To do this, we must secure physical space from the traditional telephone companies for our equipment in the traditional telephone companies' central offices in these regions. We have experienced initial rejections of our applications to obtain central office space from Pacific Bell in a significant number of central offices in Pacific Bell's service areas in California. We have also experienced similar rejections in certain central offices in the Los Angeles region from GTE Corporation and in Massachusetts, Virginia and in other states from Bell Atlantic and other traditional telephone companies. We expect that as we proceed with our deployment, we will face additional rejections for central offices in our other target regions. The rejection of our applications for central office space has in the past resulted, and could in the future result, in delays and increased expenses in the rollout of our services in our target regions, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies . These delays and increased expenses could result in a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   We also face limitations on the availability of central office space in high demand target markets in which other competitive telecommunications companies are seeking or have obtained central office space to offer services. We have also experienced delays and expect to continue to experience delays where traditional telephone companies do not maintain our position in the queue for central office space. We are engaged in a variety of negotiations and legal actions to resolve situations where traditional telephone companies assert that certain central offices lack sufficient space for our physical collocation. We may be unable to resolve these legal and regulatory disputes successfully. As a result of these challenges, we expect that we will continue to experience delays in obtaining central office spaces and that these delays will adversely affect our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   The Federal Communications Commission (FCC) has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space more easily and on more favorable terms. On March 18, 1999, the FCC announced that it was adopting rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. The FCC's new rules may not be implemented in a timely manner and may not enhance our ability to obtain central office space.

   We also depend on traditional telephone companies to provide unbundled DSL-capable lines that connect each end-user to our equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines that we require vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend greatly on the traditional telephone company's initial rate proposals and such factors as the policies of the state public utility commission. These rate approval proceedings are time-consuming and absorb scarce resources including legal personnel and cost experts as well as participation by our management. Consequently, we are subject to the risk that the non-recurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time. Increases in these rates in any of our regions could result in a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

We depend on traditional telephone companies to provide transmission facilities and to provision copper lines

   We interconnect with and use traditional telephone companies' networks to service our customers. Accordingly, we depend upon the technology and capabilities of traditional telephone companies to meet certain telecommunications needs of our customers and to maintain our service standards. We also depend to some extent on cooperation from the traditional telephone companies for the provision and repair of transmission facilities. The traditional telephone companies in turn rely significantly on unionized labor. Labor-related issues and actions on the part of the traditional telephone companies have in the past, and in the future may, adversely affect the traditional telephone company's provision of services and network components that we order. Our dependence on the traditional telephone companies has caused and could continue to cause us to encounter delays in establishing our network and providing higher speed DSL services. These delays could adversely affect our relationships with our customers and result in harm to our reputation, which would adversely affect our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   We rely on the traditional telephone companies to provision copper lines to our customers and end-users. We must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL-capable lines from the traditional telephone companies. We must also establish satisfactory billing arrangements with the traditional telephone companies . We may not be able to do these things in a manner that will alow us to retain and grow our customer and end-user base. Failure to do so could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

Our business will suffer if our interconnection agreements are not renewed or if they are renewed or modified on unfavorable terms

   We are required to enter into and implement interconnection agreements in each of our target regions with the appropriate traditional telephone companies in order to provide service in those regions. Our interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate these agreements with the traditional telephone companies when they expire. We may not succeed in extending or renegotiating them on favorable terms. Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in arbitration proceedings with two traditional telephone companies under the dispute resolution clauses of our interconnection agreements. These disputes have delayed our deployment of our network. They have also adversely affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. Finally, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that adversely affects our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

We depend on the traditional telephone companies for the quality and availability of the copper lines that we use

   We depend significantly on the quality and availability of the traditional telephone companies' copper lines and the traditional telephone companies' maintenance of such lines. We may not be able to obtain the copper lines and the services we require from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Our inability to do so could delay the expansion of our networks and degrade the quality of our services to our customers. If these things happen, our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes, would be materially adversely affected.

The market in which we operate is highly competitive, and we may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources

   The markets for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. We face competition from the traditional telephone companies, cable modem service providers, traditional and new national long distance carriers, Internet service providers, on-line service providers, wireless and satellite service providers and other competitive telecommunications companies. The principal bases of competition in our markets include:

  . price/performance;

  . breadth of service availability;

  . reliability of service;

  . network security;

  . ease of access and use;

  . content bundling;

  . customer support;

  . brand recognition;

  . operating experience;

  . relationships with Internet service providers and other third parties;
    and

  . capital resources.

   All of the largest traditional telephone companies in our target markets have begun offering DSL services or have announced their intent to provide DSL services in the near term. As a result, the traditional telephone companies represent strong competition in all of our target service areas, and we expect this competition to intensify. For example, the traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $30-$40 per month, placing pricing pressure on our TeleSpeed services. The traditional telephone companies are also in a position to offer service to end-users from certain central offices where we are unable to secure central office space and offer service. Accordingly, we may be unable to compete successfully against the traditional telephone companies, and any failure to do so would materially and adversely affect our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   Cable modem service providers such as @Home Network and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Where deployed, these networks provide similar and in some cases higher-speed Internet access and RLAN access than we provide. They also offer these services at lower price points than our TeleSpeed services and target residential consumers, as well as business customers. As a result, competition with the cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

   In addition to the traditional telephone companies and cable modem service providers, many of our competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical and marketing resources than we do. As a result, they may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than we can. These competitors may form new alliances and rapidly acquire significant market share. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services. This intense competition could materially and adversely affect our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

The digital communications industry is undergoing rapid technological changes, and new technologies may be superior to the technology we use

   The digital communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing high speed data communications such as cable modem technology. As a consequence:

  . we will rely on third parties, including some of our competitors and potential competitors, to develop and provide us with access to communications and networking technology;

  . our success will depend on our ability to anticipate or adapt to new technology on a timely basis; and

  . we expect that new products and technologies will emerge that may be superior to, or may not be compatible with, our products and technologies.

   If we fail to adapt successfully to technological changes, or obsolescence or fail to obtain access to important technologies, our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes, could be materially adversely affected.

Our operating results will suffer if our enterprise customers do not roll out our services following their initial phase of deploying our services

   Our practice with respect to our enterprise customers has been to enter into an arrangement to install our service initially for a small number of end-users. An enterprise customer decides whether to implement a broad rollout of our services after evaluating the results of this initial phase of deployment. Based on our experience to date, we believe that an enterprise customer's initial phase of deployment and its decision to roll out our service to additional end-users has taken at least six months, and has generally taken longer than we originally expected. As of December 31, 1998, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees, and it is not certain when such rollouts will occur, if at all. We will not receive significant revenue from enterprise customers until and unless these rollouts occur. During this lengthy sales cycle we incur significant expenses in advance of the receipt of revenues. Therefore, any continued or ongoing failure for any reason of enterprise customers to roll out our services could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

Our strategy depends on growth in demand for DSL-based services

   The markets for high bandwidth Internet and RLAN access are in the early stages of development. As a result, we cannot predict the rate at which these markets will grow, if at all, or whether new or increased competition will result in market saturation. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. We do not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability, ease and cost of access and quality of service, remain unresolved and may impact the growth of such services. If the markets for our services grow more slowly than we anticipate or become saturated with competitors, our ability to achieve revenue growth and positive cash flow would be impaired. This could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

The scalability and speed of our network remains largely unproven

   To date, we have deployed our network in a total of nine of our 22 regions, most of which have been deployed only in the last several months. As a result, the ability of our DSL networks and operational support systems to connect and manage a substantial number of online end-users at high transmission speeds is still unknown. Consequently, there remains a risk that we may not be able to scale our network and operational support systems up to our expected end-user numbers while achieving superior performance. While peak digital data transmission speeds across our DSL networks are 1.5 Mbps downstream, the actual data transmission speeds over our networks could be significantly slower and will depend on a variety of factors, including

  . the type of DSL technology deployed;

  . the distance an end-user is located from a central office;

  . the configuration of the telecommunications line being used;

  . quality of the copper lines provisioned by traditional telephone companies; and

  . our operational support systems which manage our network.

   As a result, our networks may be unable to achieve and maintain the highest possible digital transmission speed.

   Our failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for our services, which would have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

Interference in the traditional telephone company's copper plant could degrade the performance of our services

   Certain technical laboratory tests and field experience indicate that some types of DSL technology may cause interference with and be interfered with by other signals present in an traditional telephone company's copper plant, usually with lines in close proximity. If present, this interference could cause degradation of performance of our services or render us unable to offer our services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant and cannot now be ascertained. When interference occurs, it is difficult to detect and the procedures to resolve interference issues between competitive telecommunications companies and a traditional telephone company are still being developed and may not be effective. Although in the past we have agreed to interference resolution procedures with certain traditional telephone companies, we may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the traditional telephone companies may not unilaterally take action to resolve interference issues to the detriment of our services. If our TeleSpeed services cause widespread network degradation or are perceived to cause that type of interference, responsive actions by the traditional telephone companies or state or federal regulators could have a material adverse effect on our reputation, brand image, service quality, and customer satisfaction and retention.

A system failure could delay or interrupt service to our customers

   Our operations depend upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or any of our regional data centers could cause interruptions in our services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in our services. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

A breach of network security could delay or interrupt service to our customers

   Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers and the customers' end-users, which might result in liability to our customers and also might deter potential customers. Although we intend to implement security measures that are standard within the telecommunications industry, as well as new developed security measures, we have not yet done so and we cannot assure you that we will implement such measures in a timely manner or, that if and when implemented, such measures will not be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers and such customers' end-users, which could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

We depend on a limited number of third parties for equipment supply and installation

   We rely on outside parties to manufacture our network equipment, such as digital subscriber line access multiplexers, customer premise equipment modems, network routing and switching hardware, network management software, systems management software and database management software. As we sign additional service contracts, we will need to significantly increase the amount of manufacturing and other services supplied by third parties in order to meet our contractual commitments. For example, we have a service arrangement with Lucent Technologies Inc. to increase our ability to order, install and manage our central office facilities and associated equipment. We have in the past experienced supply problems with certain of our vendors and these vendors may not be able to meet our needs in a satisfactory and timely manner in the future. In addition, we may not be able to obtain additional vendors when and if needed. Although we have identified alternative suppliers for technologies that we consider deems critical, it could take us a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into our networks.

   Our reliance on third-party vendors involves a number of additional risks, including:

  . the absence of guaranteed capacity; and

  . reduced control over delivery schedules, quality assurance, production yields and costs.

   The loss of any of our relationships with these suppliers could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

Our success depends on our retention of certain key personnel and our ability to hire additional key personnel

   We depend on the performance of our executive officers and key employees. In particular, our senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any one of them could have a material adverse effect on our ability to execute our business strategy. In addition, we depend upon the Regional Presidents for each of our target regions. Regional Presidents have direct responsibility for sales, service and market development efforts in their respective regions, and the loss of one could disrupt significantly the operations in the region. Additionally, we do not have "key person" life insurance policies on any of our employees.

   Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing and managerial personnel in connection with our expansion within our existing regions and the deployment and marketing of our network into targeted regions. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management. We may be unable to attract, assimilate or retain other highly qualified technical, sales, marketing and managerial personnel in the future. The inability to attract the necessary technical, sales, marketing and managerial personnel could have a material adverse effect upon our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

We must comply with Federal and state tax and other surcharges on our services, the levels of which are uncertain

   Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of our services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. A change in the characterization of the jurisdiction of its services could cause our payment obligations pursuant to the relevant surcharges to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, we may be subject to increases in the surcharges and fees currently paid.

Our services are subject to government regulation, and changes in current or future laws or regulations could adversely affect our business

   Our services are subject to federal, state and local government regulation. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which we operate. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

   Among other things, the 1996 Telecommunications Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act, which were issued on August 8, 1996, have been reviewed by the U.S. Court of Appeals for the Eighth Circuit, which has overruled certain of the FCC's rules. We have entered into competitive interconnection agreements using the federal guidelines established in the FCC's interconnection order, which agreements remain in effect notwithstanding the Eighth Circuit's decision. While the U.S. Supreme Court overruled the Eighth Circuit in January of 1999 and upheld the FCC rules, the FCC must now reconsider the definition of unbundled network elements. Both the FCC and state telecommunications regulatory commissions will likely review unbundled network element pricing issues consistent with the U.S. Supreme Court's decision. Any unfavorable decisions by the FCC or state telecommunications regulatory commissions could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   In August 1998, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of a traditional telephone company not subject to such regulation could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   Changes to current regulations or the adoption of new regulations by the FCC or state regulatory authorities or legislative initiatives, such as changes to the 1996 Telecommunications Act, or court decisions could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

Our intellectual property protection may be inadequate to protect our proprietary rights, and we may be subject to infringement claims

   We regard our products, services and technology as proprietary and attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. We cannot assure you that these methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

   Currently we have a number of patent applications and intend to prepare additional applications and to seek patent protection for our systems and services to the extent possible. We may not obtain any issued patents. If issued, such patents may not protect our intellectual property from competition which could seek to design around or invalidate such patents.

   In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. The steps that we have taken may not prevent misappropriation or infringement of our technology.

   In addition, litigation may be necessary in the future to enforce our intellectual property rights to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

An economic downturn could adversely impact demand for our services

   In the last few years the general health of the economy, particularly the California economy, has been relatively strong and growing, a consequence of which has been increasing capital spending by individuals and growing companies to keep pace with rapid technological advances. To the extent the general economic health of the United States or of California declines from recent historically high levels, or to the extent individuals or companies fear such a decline is imminent, such individuals and companies may reduce, in the near term, expenditures such as those for our services. Any such decline or concern about an imminent decline could delay decisions among certain of our customers to roll out our services or could delay decisions by prospective customers to make initial evaluations of our services. Such delays would have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

We rely upon distributions from our subsidiaries to service our indebtedness, and our indebtedness is subordinated to the indebtedness of our subsidiaries

   We are a holding company and conduct a substantial portion of our operations through our direct subsidiaries. As a result, our cash flow and ability to service our indebtedness, including the new notes, will depend upon the cash flow of our subsidiaries and payments of funds by those subsidiaries to us. These subsidiaries are separate and distinct legal entities with no legal obligation to pay any amounts due on the new notes or to make any funds available therefor. In addition, our indentures permit these subsidiaries to incur indebtedness or become parties to financing arrangements. In certain circumstances, our indebtedness or financing arrangements may contain limitations on the ability of our subsidiaries to pay dividends or to make loans or advances to us.

   Substantially all of our operating assets are held directly by our subsidiaries. As a result, the new notes and our other indebtedness are structurally subordinated to the indebtedness of our subsidiaries. Accordingly, holders of indebtedness of subsidiaries, including trade creditors, would be entitled to repayment of such indebtedness from the assets of the affected subsidiaries before such assets could be made available for repayment of our indebtedness, including the new notes.

   If our subsidiaries are unable to generate sufficient cash flow or if we are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, including the new notes, we would be in default under the terms of the agreements governing such indebtedness. In that case, the holders of such indebtedness could elect to declare all of the funds borrowed to be due and payable. If an acceleration occurs and we do not have sufficient funds to pay the accelerated indebtedness, the holders could initiate enforcement action against us. In any such proceeding, the holders of our senior indebtedness would be entitled to receive payment of their claims equal in priority with any distributions to holders of the new notes. In addition, any holders of secured indebtedness of us and our subsidiaries would have certain rights to repossess, foreclose upon and sell the assets securing such indebtedness. Any of the foregoing circumstances would materially adversely affect the market value of the new notes and our ability to pay principal, premium, if any, and interest on the new notes.

Fraudulent Conveyance Risks

   Under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, at the time we issued the old notes or made any payment in respect of the new notes, either:

  (1) we received less than reasonably equivalent value or fair consideration for such issuance; and

    . we were insolvent or were rendered insolvent by such issuance; or

    . were engaged or about to engage in a business or transaction for which our assets constituted unreasonably small capital; or

    . intended to incur, or believed that we would incur, debts beyond our ability to pay our debts as they matured; or

  (2) we issued the new notes or made any payment thereunder with intent to hinder, defraud or delay any of our creditors,

then our obligations under some or all of the new notes could be voided or held to be unenforceable by a court or could be subordinated to claims of other creditors, or the new note holders could be required to return payments already received.

   In particular, if we caused a subsidiary to pay a dividend in order to enable us to make payments in respect of the new notes, and such transfer were deemed a fraudulent transfer, the holders of the new notes could be required to return the payment.

   The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

  . the sum of our debts, including contingent liabilities, was greater than all of our assets at a fair valuation; or

  . we had unreasonably small capital to conduct our business; or

  . the present fair salable value of our assets were less than the amount that would be required to pay the probable liability on our existing debts, including contingent liabilities, as they become absolute and mature.

   We believe that we will not be insolvent at the time of or as a result of the issuance of the new notes, that we will not engage in a business or transaction for which its remaining assets constitute unreasonably small capital and that we did not and do not intend to incur or believe that we will incur debts beyond our ability to pay such debts as they mature. We cannot assure you that a court passing on such questions would agree with our analysis.

   Under certain circumstances, our subsidiaries will be required to guarantee our obligations under the indenture and the new notes. If any subsidiary enters into such a guarantee and bankruptcy or insolvency proceedings are initiated by or against that subsidiary within 90 days (or, possibly, one year) after that subsidiary issued a guarantee or that subsidiary incurred obligations under its guarantee in anticipation of insolvency, then all or a portion of the guarantee could be avoided as a preferential transfer under federal bankruptcy or applicable state law. In addition, a court could require holders of the new notes to return all payments made within any such 90 day (or, possibly, one year) period as preferential transfers.

Applicable bankruptcy law is likely to impair the trustee's right to foreclose upon the pledged securities

   The right of the trustee under the indenture and the pledge agreement relating to the new notes to foreclose upon and sell the pledged securities upon the occurrence of an event of default on the new notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against us or one of our subsidiaries. Under applicable bankruptcy law, secured creditors such as the holders of the new notes are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval.

Consequences of not tendering old notes in the exchange offer

   Upon consummation of the exchange offer, we will have no further obligation to register your old notes. Thereafter, if you do not tender your old notes in the exchange offer, you will continue to hold restricted securities which may not be offered, sold or otherwise transferred, pledged or hypothecated except pursuant to

Rule 144 and Rule 144A under the Securities Act or pursuant to any other exemption from registration under the Securities Act relating to the disposition of securities, provided that an opinion of counsel is furnished to us that such an exemption is available. These restrictions would limit the trading market and price for the old notes.

There is no public market for the new notes, so you may be unable to sell the new notes

   The new notes are being offered to the holders of the old notes. Prior to this exchange offer, there has been no existing trading market for any of the old notes and we expect that a trading market will not develop for the new notes. We do not intend to apply for listing of the new notes on any securities exchange or on the Nasdaq National Market. The new notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. Therefore, we cannot assure you that an active market for the new notes will develop. Consequently, the new notes may be relatively illiquid, and you may be unable to sell your new notes.

Volatility in our stock price could adversely affect the trading price of the new notes

   The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate widely in response to factors such as the following:

  . actual or anticipated variations in quarterly operating results;

  . announcements of new products or services by us or our competitors or new competing technologies;

  . the addition or loss of Internet service providers or enterprise customers or end-users;

  . changes in financial estimates or recommendations by securities analysts;

  . conditions or trends in the telecommunications industry, including regulatory developments;

  . growth of the Internet and online commerce industries;

  . announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future equity or debt offerings or our announcements of such offerings;

  . general market and general economic conditions; and

  . other events or factors, many of which are beyond our control.

   In addition, in recent years the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. If that happens, the trading price of the new notes could be adversely affected.

Future sales of our common stock may depress our stock price and the trading price of the new notes

   Sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock. In turn, a decline in our stock price could depress the trading price of the new notes. As of March 15, 1999, we had 48,650,643 shares of common stock outstanding (including our class B common stock). Of such shares, the 8,970,000 shares of common stock that we sold in our initial public offering are freely tradeable in the public market without restriction unless held by our affiliates, in which case the shares are tradeable subject to certain volume limitations. Based on the number of shares of common stock outstanding as of March 15, 1999, the remaining shares of common stock available for sale in the public market are limited by restrictions under the securities laws and lock-up agreements applicable to such shares and will be available for sale in the public market as follows:

   Date of Availability For Sale               Number of Shares
   -----------------------------               ----------------
   July 21, 1999 (181st day after the date of
   the prospectus for our initial public
   offering).................................. 33,301,466 shares of common stock
   January 7, 2000............................ 6,379,177 shares of common stock issuable upon conversion of our class
                                               B common stock

   In addition, we have 15,520,342 shares of our common stock reserved for issuance pursuant to options under our 1997 Stock Plan, of which 11,383,597 shares were subject to outstanding options at March 15, 1999. We intend to register, prior to July 21, 1999, the shares of common stock reserved for issuance under our 1997 Stock Plan and the 1,000,000 shares of common stock reserved for issuance under our 1998 Employee Stock Purchase Plan. Accordingly, shares underlying vested options will be eligible for resale in the public market beginning on July 21, 1999.

   In addition, we have 5,188,764 shares underlying outstanding warrants, including 5,053,764 shares issuable upon exercise of the warrants issued in connection with the 1998 discount notes. Beginning on July 21, 1999, these warrants will be eligible for resale in the public market upon expiration of their respective one-year holding periods under Rule 144. However, to the extent that warrant holders effect a "cashless" exercise of their warrants, the underlying shares will be eligible for sale in the public markets beginning on July 21, 1999. In addition, these warrant holders and the holders of 20,075,285 shares of our common stock have certain registration rights with respect to their shares. These registration rights include the right to request a registration on or after July 21, 1999. Holders of 6,379,177 shares of class B common stock also have certain registration rights with respect to the shares of common stock issuable upon conversion of the class B common stock. The class B common stock is convertible into common stock beginning January 2000. If these holders exercise their registration rights and cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for our common stock.

   Bear, Stearns & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Our principal stockholders and management own a signficant percentage of our stock and will be able to exercise significant influence over our affairs

   Our executive officers and directors and principal stockholders together beneficially own over 67.0% of our outstanding common stock. Accordingly, these stockholders will be able to determine the composition of the our board of directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business

   Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. We have reviewed our internally developed information technology systems and programs and believe that our systems are Year 2000 compliant and that we have no significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   Furthermore, the purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   We have not made any assessment of the Year 2000 risks associated with our third-party or ILEC equipment or software or with our Internet service provider and enterprise customers, have not determined the risks associated with the reasonably likely worst-case scenario and have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 1999.

Certain provisions of our charter and bylaws and Delaware law could delay or prevent a change of control of Covad

   Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Our charter and bylaws provide for:

  . a classified board of directors,

  . limitations on the ability of stockholders to call special meetings and act by written consent,

  . the lack of cumulative voting for directors, and

  . procedures for advance notification of stockholder nominations and proposals.

   These provisions, as well as Section 203 under the Delaware General Corporation Law, could discourage potential acquisition proposals and could delay or prevent a change of control. The indentures relating to the 1998 discount notes and the new notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require us to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. The provisions in the charter, bylaws and indentures could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

                                USE OF PROCEEDS

   We will not receive any cash proceeds from the issuance of the new notes offered in the exchange offer. In consideration for issuing the new notes, we will receive an equivalent principal amount of old notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness.

   Our net proceeds from the issuance of the old notes were approximately $205.1 million after deducting discounts, commissions and expenses of the issuance. We used approximately $74.0 million of such proceeds to fund the purchase of the pledged securities, which are government securities pledged as collateral for the first six interest payments under the new notes. We anticipate that the remaining net proceeds of the issuance of the old notes, together with the aggregate proceeds from our initial public offering and the investments by AT&T Ventures, NEXTLINK and Qwest, will be used

  . to fund capital expenditures to be incurred in the deployment of our networks in existing and new regions,

  . for expenses associated with continued development and sales and marketing activities,

  . to fund operating losses, and

  . for working capital and other general corporate purposes.

   The amounts that we actually expend will vary depending upon a number of factors, including future revenue growth, capital expenditures and the amount of cash generated by our operations. Additionally, if we determine it would be in our best interest, we may increase or decrease the number, selection and timing of entry of our targeted regions. Accordingly, our management will retain broad discretion in the allocation of such net proceeds. Although we may use a portion of the net proceeds of the issuance of the old notes to pursue possible acquisitions of or investments in businesses, technologies or products complementary to ours in the future, we presently have no commitments or agreements with respect to any acquisitions. Pending use of such net proceeds for the above purposes, we intend to invest such funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have not paid any dividends since our inception (other than dividends on our preferred stock that converted into our common stock upon the closing of our initial public offering) and do not intend to pay any dividends on our capital stock in the foreseeable future. In addition, the terms of the indentures relating to the 1998 discount notes and the new notes restrict our ability to pay dividends on our capital stock.

                                CAPITALIZATION

   The following table sets forth:

    (A) our capitalization as of December 31, 1998, and

    (B) our pro forma capitalization as of December 31, 1998 after giving effect to:

    . the automatic conversion of all shares of preferred stock outstanding as of December 31, 1998 into common stock upon the closing of our initial public offering,

    . the exercise of warrants to purchase 1,799,751 shares of common stock prior to the closing of our initial public offering,

    . the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest, and the automatic conversion of such shares into class B common stock upon the closing of our initial public offering,

    . the receipt of the net proceeds from the sale of 8,970,000 shares of common stock in our initial public offering, and

    . the receipt of the net proceeds from the issuance of the old notes after deducting discounts, commissions and expenses payable by us.

                                                            As of December 31,
                                                                   1998
                                                            -------------------
                                                              (A)        (B)
                                                             Actual   Pro Forma
                                                            --------  ---------
                                                               (dollars in
                                                                thousands)
Cash and cash equivalents.................................  $ 64,450  $405,721
Pledged Securities(1).....................................       --     74,018
                                                            --------  --------
  Total cash, cash equivalents and Pledged Securities.....  $ 64,450  $479,739
                                                            ========  ========
Long-term obligations:
Capital lease obligations (including current portion).....  $    579  $    579
13 1/2% Senior Discount Notes due 2008, net(2)............   142,300   142,300
12 1/2% Senior Notes Due 2009, net(3).....................       --    210,530
                                                            --------  --------
  Total long-term obligations (including current
   portion)...............................................   142,879   353,409
Stockholders' equity (net capital deficiency):
Preferred Stock, $0.001 par value; no shares authorized,
 issued and outstanding (A) actual; 5,000,000 shares
 authorized, no shares issued and outstanding (B) pro
 forma....................................................       --        --
Convertible Preferred Stock, $0.001 par value; 30,000,000
 shares authorized, 18,246,162 shares issued and
 outstanding (A) actual; no shares authorized, issued and
 outstanding (B) pro forma................................        18       --
Common Stock, $0.001 par value; 65,000,000 shares
 authorized, 11,773,997 shares issued and outstanding (A)
 actual; 190,000,000 shares authorized, 40,789,910 shares
 issued and outstanding (B) pro forma (4).................        12        41
Class B-Common Stock, $0.001 par value; no shares
 authorized, issued and outstanding (A) actual; 10,000,000
 shares authorized, 6,379,177 shares issued and
 outstanding (B) pro forma................................       --          6
Additional paid-in capital(5).............................    30,685   269,583
Deferred compensation.....................................    (4,688)   (4,688)
Accumulated deficit.......................................   (50,733)  (50,733)
                                                            --------  --------
  Total stockholders' equity (net capital deficiency).....   (24,706)  214,209
                                                            --------  --------
   Total capitalization...................................  $118,173  $567,618
                                                            ========  ========

--------
(1) Represents the portion of the net proceeds from the issuance of the old notes used to purchase government securities to be held in the pledge account. See "Description of Notes--Pledged Securities; Interest Reserve."
(2) The 13 1/2% senior discount notes due 2008 are presented net of additional debt discount of approximately $8.2 million, which represents the value ascribed to the warrants issued in connection with the 1998 discount notes. The debt discount will accrete in value through March 15, 2003 at a rate of 13 1/2% per annum, compounded semi-annually. No cash interest will be payable on the 1998 discount notes prior to that date.
(3) The old notes are presented net of additional debt discount of approximately $4.5 million, which represents the additional original issue discount.
(4) Excludes:
  . an aggregate of 15,520,342 shares of common stock reserved for issuance under the our 1997 Stock Plan, of which 11,383,597 shares were subject to outstanding options at March 15, 1999 at a weighted average exercise price of $3.41 per share,
  . an aggregate of 1,000,000 shares of common stock reserved for issuance under the our 1998 Employee Stock Purchase Plan,
  . 5,053,764 shares of common stock issuable upon exercise of a warrant issued in connection with the 1998 discount notes on December 31, 1998 at an exercise price of $.0033 per share,
  . 135,000 shares of common stock issuable upon exercise of a warrant issued to a consultant at December 31, 1998 at an exercise price of $1.00 per share and
  . 59,372 shares of common stock issued as cumulated but unpaid dividends on preferred stock upon the closing of our initial public offering.
(5) The amounts under (B) pro forma include the effect of recording intangible assets of $28.7 million associated with the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Such amounts will be amortized over a period of three to six years.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data for the years ended December 31, 1997 and December 31, 1998 has been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                             Year Ended
                                                            December 31,
                                                         --------------------
                                                           1997       1998
                                                         ---------  ---------
                                                             (dollars in
                                                          thousands, except
                                                         per share amounts)
Consolidated Statement of Operations Data:
Revenues................................................ $      26  $   5,326
Operating expenses:
  Network and product costs.............................        54      4,562
  Sales, marketing, general and administrative..........     2,374     31,043
  Amortization of deferred compensation.................       295      3,997
  Depreciation and amortization.........................        70      3,406
                                                         ---------  ---------
    Total operating expenses............................     2,793     43,008
                                                         ---------  ---------
Income (loss) from operations...........................    (2,767)   (37,682)
  Net interest income (expense).........................       155    (10,439)
                                                         ---------  ---------
Net income (loss)....................................... $  (2,612) $ (48,121)
                                                         =========  =========
Net income (loss) per common share...................... $   (0.80) $   (8.43)
Weighted average shares used in computing net income
 (loss) per share....................................... 3,271,546  5,708,535

Other Financial Data:
EBITDA(1)............................................... $  (2,402) $ (30,154)
Capital expenditures....................................     2,253     59,503
Deficiency of earnings available to cover fixed charges
 (2)....................................................    (2,612)   (48,121)

Consolidated Cash Flow Data:
Provided by (used in) operating activities.............. $  (1,895) $  (9,054)
Provided by (used in) investing activities..............    (2,494)   (61,252)
Provided by (used in) financing activities..............     8,767    130,378

                                                         As of December 31,
                                                         --------------------
                                                           1997       1998
                                                         ---------  ---------
                                                             (dollars in
                                                             thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents............................... $   4,378  $  64,450
Net property and equipment..............................     3,014     59,145
Total assets............................................     8,074    139,419
Long-term obligations, including current portion........       783    142,879
Total stockholders' equity (net capital deficiency).....     6,498    (24,706)

                                                         As of December 31,
                                                         --------------------
                                                           1997       1998
                                                         ---------  ---------
Other Operating Data:
Homes and businesses passed.............................   278,000  6,023,217
Lines installed.........................................        26      3,922

--------
(1) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock based compensation and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

  . an alternative to operating income (as determined in accordance with generally accepted accounting principals) as an indicator of our operating performance, or

  . an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

   EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See our consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

(2) For purposes of determining the deficiency of earnings available to cover fixed charges, "earnings" included pre-tax loss from operations adjusted for fixed charges. "Fixed charges" included interest expense, capitalized interest, amortization of debt discount and financing costs, and that portion of rent expense which we believe to be representative of interest. In view of our limited operating history and due to additional interest charges (including amortization of debt discount and debt issuance costs) which will result from the issuance of the old notes, the deficiency of earnings available to cover fixed charges should not be considered indicative of the deficiency of earnings available to cover fixed charges in the future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. See "--Forward Looking Statements."

Overview

   We are a leading high-speed Internet and network access provider offering DSL services to Internet service provider and enterprise customers. We introduced our services in the San Francisco Bay Area in December 1997. We launched our services in the Los Angeles, New York and Boston metropolitan areas in August 1998, in the Washington, D.C. and Seattle metropolitan areas in December 1998, in the Philadelphia and Sacramento metropolitan areas in March 1999 and in the Baltimore metropolitan area in April 1999. In March 1998, we raised approximately $135 million through the issuance of the 1998 discount notes to fund the deployment of our networks in our first six regions. As a result of the strong market demand for high-speed digital communications services, we plan to build a network and offer our services to 22 regions nationwide.

   During 1998, we expanded our network in the San Francisco Bay Area and increased our sales and marketing efforts in that region, which resulted in higher revenue in each successive month in 1998. As of January 31, 1999, our networks passed over 6.0 million homes and businesses, including over 1.8 million in the San Francisco Bay Area, and we had installed over 4,000 lines.

   In connection with our expansion within existing regions and into new regions, we expect to significantly increase our capital expenditures, as well as our sales and marketing expenditures, to deploy our networks and support additional end-users in those regions. Accordingly, we expect to incur substantial and increasing net losses for at least the next several years.

   For each region, we have targeted three market segments: business Internet, business RLAN and consumer Internet. A key determinant of our revenues will be our service penetration into the addressable portion of these market segments. Using the approach described below, we have estimated the size of the addressable portion of these market segments in our existing and targeted regions.

   To determine the overall potential market, we specifically identified each service area in which we plan to offer service and each central office within these service areas. This determination was based primarily upon both business and population demographics as well as our desire to be in most central offices in order to provide blanket coverage in a region. To estimate the addressable market for each market segment from the overall potential market, we analyzed the demographics in the following manner:

  . Business Internet Addressable Market: Based on an estimate of the number of small businesses served by the local central office and a third party estimate of the number of small businesses expected to be online and the percentage of such small businesses that will purchase high-speed connectivity.

  . RLAN Addressable Market: Based on an estimate of the number of households served by the local central office with employees working for large enterprises and a third party estimate for the entire U.S. of the percentage of households that will purchase high-speed connectivity.

  . Consumer Internet Addressable Market: Based on an estimate of the number of online households (excluding RLAN households) served by the local central office that will be heavy online users and an estimate of the percentage of such households that will purchase high-speed connectivity.

   We derive revenue from:

  . monthly recurring service charges for connections from the end-user to our facilities and for backhaul services from our facilities to the Internet service provider or enterprise customer,

  . service order setup and other non-recurring charges, and

  . the sale of customer premise equipment that we provide to our customers due to the general unavailability of customer premise equipment through retail channels.

   We expect prices for the major components of both recurring and non-recurring revenues to decrease each year in part due to the effects of competitive pricing and future volume discounts. We intend to sell customer premise equipment at prices that will provide us with positive margins on such sales. We believe our revenues from the sale of customer premise equipment will decline over time as customer premise equipment becomes more generally available. We expect that the prices we charge to customers for customer premise equipment will decrease each year. See "Risk Factors--We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cashflow."

   The following factors comprise our network and service costs:

  . Monthly non-recurring and recurring circuit fees. We pay traditional telephone companies and other competitive telecommunications companies non-recurring and recurring fees for services including installation, activation, monthly line costs, maintenance and repair of circuits between and among our digital subscriber line access multiplexers and our regional data centers, customer backhaul, and end-user lines. As our end-user base grows, we expect that the largest element of network and product cost will be the traditional telephone companies' charges for our leased copper lines.

  . Other costs. Other costs that we incur include those for materials in installation and the servicing of customers and end-users, and the cost of customer premise equipment.

   The development and expansion of our business will require significant expenditures. The principal capital expenditures incurred during the buildup phase of any region involve the procurement, design and construction of our central office cages, end-user DSL line cards, and expenditures for other elements of our network design, which includes a regional data center in each region. We expect that the average capital cost to deploy our facilities in a central office, excluding end-user line cards, will be approximately $85,000 per central office facility. Following the buildout of our central office space, the major portion of our capital expenditures is the purchase of DSL line cards to support incremental subscribers. We expect that the average cost of such line cards will decline over the next several years. Network expenditures will continue to increase with the number of end-users. However, once an operating region is fully built out, a substantial majority of the regional capital expenditures will be tied to incremental customer and end-user growth. In addition to developing our network, we will use our capital for marketing our services, acquiring Internet service provider and enterprise customers, and funding our customer care and field service operations.

Recent Developments

   We recently entered into strategic relationships with AT&T, NEXTLINK and Qwest. As part of these strategic relationships, we received equity investments of $25 million from AT&T Ventures, $20 million from NEXTLINK and $15 million from Qwest. Furthermore, AT&T, NEXTLINK and Qwest each entered into commercial agreements with us providing for the purchase, marketing and resale of our services, our purchase of fiber optic transport bandwidth, and collocation of network equipment. As a result, we expect that in the future AT&T, NEXTLINK, Qwest and other potential third parties, if any, will increasingly account for a significant portion of new line orders. See "Risk Factors--We depend on Internet service providers and other third parties for the marketing and sale of our services."

   On January 27, 1999, we completed our initial public offering of 8,970,000 shares of our common stock at an initial public offering price of $18.00 per share. Net proceeds to us from this initial public offering were approximately $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses. On February 18, 1999, we completed the issuance of the old notes with an aggregate principal amount of $215.0 million. Net proceeds from the issuance of the old notes were approximately $205.1 million. At closing of the old note issuance, we used a portion of the net proceeds to purchase government securities, which were pledged as collateral for the payment of the first six scheduled interest payments on the new notes.

   On April 20, 1999, we launched our TeleSurfer and TeleSurfer Pro services for the consumer internet market. The monthly recurring charges for such services are significantly lower than those for our business grade services. As a result, our profit margins on such services are lower than for our business grade services. However, the market for consumer services is very large and its increased volumes could potentially offset the impact of lower prices. Moreover, revenues derived from consumer grade services will leverage off our existing network infrastructure. Our overall margins will depend on the mix and volume of business and consumer customers, of which consumer grade services could comprise a significant percentage. See "Risk Factors--We may experience decreasing prices for our services, which may impair our ability to achieve profitability or positive cash flow."

Results of Operations

   Our operations from inception in October 1996 to December 1997 were limited primarily to the development of the technology and activities related to commencing our business operations. Therefore, our revenues and expenditures during this period is not indicative of revenues which may be attained or expenditures which may be incurred by us in future periods. In particular, our expenditure levels during the year ended December 31, 1997 do not reflect the issuance of the 1998 discount notes in March 1998 and the related interest and amortization charges, which were $16.0 million during the year ending December 31, 1998.

 Revenues

   We recorded revenues of approximately $26,000 for the year ended December 31, 1997 and approximately $5.3 million for the year ended December 31, 1998. This increase is attributable to growth in the number of customers and end-users resulting from our increased sales and marketing efforts and the expansion of our network in the San Francisco Bay Area and to a lesser extent in the Los Angeles, New York and Boston metropolitan areas. As of December 31, 1998, we had an installed base of over 3,900 end-user lines with a network that passed approximately 6.0 million homes and businesses. We expect revenues to increase in future periods as we expand our network within our existing regions, deploy networks in new regions and increase our sales and marketing efforts in all of our target regions.

 Network and Product Costs

   We recorded network and product costs of approximately $54,000 for the year ended December 31, 1997 and approximately $4.6 million for the year ended December 31, 1998. This increase is attributable to the expansion of our network and increased orders resulting from our sales and marketing efforts. We expect network and product costs to increase significantly in future periods due to increased sales activity and expected revenue growth.

 Sales, Marketing, General and Administrative Expenses

   Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of our business, the development of corporate identification, promotional and advertising materials, expenses for the establishment of our management team, and sales commissions. These expenses increased from $2.4 million for the year ended December 31, 1997 to $31.0 million for the year ended December 31, 1998. This increase is attributable to growth in headcount in all areas of our company as we expanded our sales and marketing efforts, expanded the deployment of our networks and built our operating infrastructure. Sales, marketing, general and administrative expenses are expected to increase significantly as we continue to expand our business.

 Deferred Compensation and Intangible Asset Amortization

   Through December 31, 1998, we recorded a total of approximately $9.0 million of deferred compensation, with an unamortized balance of approximately $4.7 million on our December 31, 1998 balance sheet. This deferred compensation is a result of us granting stock options to our employees with exercise prices per share subsequently determined to be below the fair values per share for accounting purposes of our common stock at the dates of grant. We are amortizing the deferred compensation over the vesting period of the applicable option. Amortization of deferred compensation was $295,000 during the year ended December 31, 1997 and $4.0 million during the year ended December 31, 1998.

   In January, 1999, we recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Annual amortization of this asset will be approximately $8.4 million in each of the three years ending December 31, 2001, decreasing to approximately $1.2 million per year through the year ending December 31, 2004.

 Depreciation and Amortization

   Depreciation and amortization includes: (i) depreciation of network costs and related equipment, (ii) depreciation of information systems, furniture and fixtures, (iii) amortization of improvements to central offices, regional data centers and network operations center facilities and corporate facilities and
(iv) amortization of capitalized software costs. Depreciation and amortization was approximately $70,000 for the year ended December 31, 1997 and approximately $3.4 million for the year ended December 31, 1998. The increase was due to the increase in equipment and facilities placed in service throughout the period. We expect depreciation and amortization to increase significantly as we increase our capital expenditures to expand our network.

 Net Interest Income and Expense

   Net interest income and expense consists primarily of interest income on our cash balance and interest expense associated with our debt. For the year ended December 31, 1997, net interest income was approximately $155,000, and was primarily attributable to the interest income earned from the proceeds raised in the our preferred stock financing in July 1997. Interest income was approximately $4.8 million for the year ending December 31, 1998. This interest income was earned primarily from the investment of the proceeds raised in the issuance of our 1998 discount notes in March 1998. Interest expense for the year ended December 31, 1998 was approximately $15.2 million and consisted primarily of interest on the 1998 discount notes and capital lease obligations. We expect interest expense to increase significantly because the 1998 discount notes accrete to $260 million by March 15, 2003 and we issued the old notes in February 1999.

 Income Taxes

   Income taxes consist of federal, state and local taxes, when applicable. We expect significant consolidated net losses for the foreseeable future which should generate net operating loss carryforwards. However, our ability to use net operating losses may be subject to annual limitations. In addition, income taxes may be payable during this time due to operating income in certain tax jurisdictions. In the future, if we achieve operating profits and the net operating losses have been exhausted or have expired, we may experience significant tax expense. We recognized no provision for taxes because we operated at a loss throughout 1997 and 1998.

Liquidity and Capital Resources

   Our operations have required significant capital investment for the procurement, design and construction of our central office cages, the purchase of telecommunications equipment and the design and development of our networks. Capital expenditures were approximately $59.5 million for the year ending December 31, 1998. We expect that our capital expenditures will be substantially higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of our network and the development of new regions.

   From our inception through December 31, 1998, we financed our operations primarily through private placements of $10.3 million of equity securities, $865,000 of lease financings and $129.3 million in net proceeds raised from the issuance of the 1998 discount notes. As of December 31, 1998, we had an accumulated deficit of $50.7 million, and cash and cash equivalents of $64.5 million.

   Net cash used in our operating activities was approximately $1.9 million and $9.1 million for the year ended December 31, 1997 and 1998, respectively. The net cash used for operating activities during these periods was primarily due to net losses and increases in current assets, offset by non-cash expenses, increases in accounts payable and other accrued liabilities. Net cash used in our investing activities was $2.5 million and $61.3 million for the year ended December 31, 1997 and 1998, respectively. Net cash provided by financing activities for the year ended December 31, 1997 was $8.8 million and related to the issuance of common and preferred stock. Net cash provided by financing activities for the year ended December 31, 1998 was $130.4 million which primarily related to the issuance of the 1998 discount notes and series C preferred stock.

   In January 1999, we received equity investments of $25 million from AT&T Ventures, $20 million from NEXTLINK and $15 million from Qwest, representing an aggregate equity investment of $60 million.

   On January 27, 1999, we completed an initial public offering of 8,970,000 shares of our common stock at an initial public offering price of $18.00 per share. Our net proceeds from the initial public offering were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses.

   On February 18, 1999, we completed the issuance of the old notes with an aggregate principal amount of $215.0 million. Net proceeds from the old notes were approximately $205.1 million. At the closing of the issuance of the old notes, we used a portion of the net proceeds to purchase government securities which were pledged as collateral for the payment of the first six scheduled interest payments on the new notes.

   We expect to experience substantial negative cash flow from operating activities and negative cash flow before financing activities for at least the next several years due to continued development, commercial deployment and expansion of our networks. Our future cash requirements for developing, deploying and enhancing our networks and operating our business, as well as our revenues, will depend on a number of factors including:

  . the number of regions entered and the timing of entry and services offered;

  . network deployment schedules and associated costs due to issues, including the physical requirements of the central offices;

  . the rate at which customers and end-users purchase our services and the pricing of such services;

  . the level of marketing required to acquire and retain customers and to attain a competitive position in the marketplace;

  . the rate at which we invest in engineering and development and intellectual property with respect to existing and future technology; and

  . unanticipated opportunities.

   Accordingly, we cannot predict when or to what extent it may be required to raise additional capital for developing, deploying and enhancing our networks and operating our business. We may incur additional indebtedness if such indebtedness becomes available on favorable terms to finance the continued development, commercial deployment and expansion of our network and for funding operating losses or to take advantage of unanticipated opportunities. If we are unable to obtain required additional capital or are required to obtain it on terms less satisfactory than we desire, we may be required to delay the expansion of our business or take or forego actions, any or all of which could materially adversely affect our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   In addition, we may wish to selectively pursue possible acquisitions of businesses, technologies or products complementary to ours in the future in order to expand our geographic presence and achieve operating efficiencies. There can be no assurance that we will have sufficient liquidity, or be able to obtain additional debt or equity financing on favorable terms or at all, in order to finance such an acquisition. However, no acquisitions are currently contemplated.

Year 2000 Issues

   Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such Year 2000 requirements. We have reviewed our internally developed information technology systems and programs and believe that our systems are Year 2000 compliant and that there are no significant Year 2000 issues within our systems or services. We have not reviewed our non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. We believe that our non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, we utilize third-party equipment and software and interact with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, prospects, operating results and financial condition.

   Furthermore, the purchasing patterns of our Internet service provider and enterprise customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for our services, which could have a material adverse effect on the our business, prospects, operating results, and financial condition.

   We have not made any assessment of the Year 2000 risks associated with our third-party or traditional telephone company equipment or software or with our Internet service provider and enterprise customers. We have not determined the risks associated with the reasonably likely worst-case scenario and have not made any contingency plans to address such risks. However, we intend to devise a Year 2000 contingency plan prior to December 31, 1999. See "Risk Factors-- Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business."

Forward Looking Statements

   The statements contained in this prospectus that are not historical facts are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Examples of such forward-looking statements include:

  . our plans to expand our existing network or to commence service in new regions;

  . the market opportunity presented by our target regions;

  . estimates regarding the timing of launching our service in new regions;

  . expectations regarding the extent to which enterprise customers roll out our service;

  . expectations regarding our relationships with AT&T, NEXTLINK, Qwest and other potential third parties;

  . expectations as to pricing for our services in the future;

  . statements regarding development of our business;

  . the estimate of market sizes and addressable markets for our services and products;

  . the estimates of future operating results;

  . our anticipated capital expenditures;

  . the effect of regulatory reform and regulatory litigation; and

  . other statements contained in this prospectus regarding matters that are not historical facts.

   These statements are only estimates or predictions and cannot be relied upon. We can give you no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing us or actual results differing from the assumptions underlying such statements. Such risks and assumptions that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements include our ability to:

  . successfully market our services to current and new customers;

  . generate customer demand for our services in the particular regions where we plan to market services;

  . achieve favorable pricing for our services;

  . respond to increasing competition;

  . manage growth of our operations;

  . access regions and negotiate suitable interconnection agreements with the traditional telephone companies, all in a timely manner, at reasonable costs and on satisfactory terms and conditions consistent with regulatory, legislative and judicial developments.

   All written and oral forward-looking statements made in connection with this prospectus which are attributable to us or persons acting on our behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

Quantitative and Qualitative Disclosures about Market Risk

   Our exposure to financial market risk, including changes in interest rates and marketable equity security prices, relates primarily to our investment portfolio and outstanding debt obligations. We typically do not attempt to reduce or eliminate our market exposure on our investment securities because a substantial majority of our investments are in fixed-rate, short-term securities. We do not have any derivative instruments. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of our investment portfolio. In addition, substantially all of our outstanding indebtedness at December 31, 1998, including our 1998 discount notes, is fixed-rate debt.

                                   BUSINESS

   The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Forward Looking Statements."

Overview

   We are a leading high-speed Internet and network access provider offering DSL services to Internet subscriber provider and enterprise customers. Internet service providers purchase our services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase our services to provide employees with remote access to the enterprise's local area networks to improve employee productivity and reduce operating costs. We refer to such services as remote local area network (RLAN) services.

   We believe our services offer a superior value proposition as compared to currently available high-speed Internet and network access alternatives. Our services are provided over standard copper telephone lines at speeds of up to
1.5 Mbps, over 25 times the speed available through a 56.6 Kbps modem. As of January 31, 1999 we had installed over 4,000 DSL lines and received orders for our services from over 100 Internet service provider and enterprise customers, including Cisco Systems, Concentric Network, Epoch Networks, Oracle, PeopleSoft, Stanford University, Verio and Whole Earth Networks.

   We have introduced our services in the following metropolitan areas:

   December 1997           August 1998 December 1998     March 1999   April 1999
   -------------           ----------- ----------------  ------------ ----------
   San Francisco Bay Area  Los Angeles Washington, D.C.  Philadelphia Baltimore
                           New York    Seattle           Sacramento
                           Boston

   In March 1998, we raised approximately $135 million through the issuance of the 1998 discount notes to fund the initial deployment of our networks. As a result of the strong market demand for high-speed Internet and network access, we plan to build our networks and offer our services in 22 regions nationwide. We estimate that when complete, our networks in these 22 regions will enable us to provide service to over 28 million homes and businesses in 28 of the top 50 metropolitan statistical areas in the United States.

   In January 1999, we entered into strategic relationships with AT&T Corp., NEXTLINK Communications, Inc. and Qwest Communications Corporation. As part of these strategic relationships, we received equity investments of $25 million from AT&T Ventures, $20 million from NEXTLINK and $15 million from Qwest. Furthermore, these strategic investors each entered into commercial agreements with us providing for the purchase, marketing and resale of our services, the purchase by us of fiber optic transport bandwidth, and collocation of network equipment.

   On January 27, 1999, we completed the initial public offering of 8,970,000 shares of common stock at an initial public offering price of $18.00 per share. We received net proceeds from the initial public offering of $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses.

   On February 18, 1999, we completed the offering of the old notes with an aggregate principal amount of $215 million. We received net proceeds of $205.1 million from this offering, $74.0 million of which was used to purchase pledged securities to secure the payment of the first six scheduled interest payments on the new notes.

   We believe that our business model offers attractive economics. Through our use of DSL technology, we can effectively leverage the existing telephone network copper infrastructure to deploy service more quickly and at lower costs than technologies such as cable modems and wireless data networks that require large initial infrastructure investments before service can be provided.

Industry Background

 Growing Market Demand for High-Speed Digital Communications Bandwidth

   High-speed connectivity has become important to small- and medium-sized businesses and consumers due to the dramatic increase in Internet usage. According to International Data Corporation, the number of Internet users worldwide reached approximately 69 million in 1997 and is forecasted to grow to approximately 320 million by 2002. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. Consumers are increasingly using the Internet to carry out consumer-based transactions. International Data Corporation also estimates that the value of goods and services sold worldwide through the Internet will increase from $12 billion in 1997 to over $400 billion in 2002. Accordingly, to remain competitive, small- and medium-sized businesses increasingly need high-speed Internet connections to maintain complex Web sites, access critical business information and communicate more effectively with employees, customers and business partners. High-speed digital connections are also becoming increasingly important to businesses and consumers as more high bandwidth information and applications become available on the Internet.

   The demand for high-speed digital communications services for RLAN access is also growing rapidly. Over the past ten years, high-speed local area networks have become increasingly important to enterprises to enable employees to share information, send e-mail, search databases and conduct business. We believe that a large majority of personal computers used in enterprises are connected to local area networks. Enterprises are now seeking to extend this same high-speed connectivity to employees accessing the local area networks from home to improve employee productivity and reduce operating costs. Industry analysts estimate that the number of remote access lines in the U.S. will grow from approximately ten million in 1996 to approximately 30 million in 2000, a compound annual growth rate in excess of 30%.

   As use of the Internet, intranets and extranets increases, we expect the market size for both small- and medium-sized business and consumer Internet and RLAN access to continue to grow rapidly causing the demand for high-speed digital communications services to also grow rapidly. However, the full potential of Internet and local area network applications cannot be realized without removing the performance bottlenecks of the existing public switched telephone network. Increases in telecommunications bandwidth have significantly lagged improvements in microprocessor performance over the last ten years. Since 1988, microprocessor performance has improved nearly 80-fold, while the fastest consumer modem connection has improved from 9.6 Kbps to 56.6 Kbps, a factor of six. According to industry analysts, there are nearly 40 million personal computers in U.S. homes today, and most of them can only connect to the Internet or their corporate local area network by low-speed analog lines. Higher speed connections are available, including:

  . Integrated Services Digital Networks (ISDNs)--An ISDN provides standard interfaces for digital communication networks and is capable of carrying data, voice, and video over digital circuits. ISDN protocols are used worldwide for connections to public ISDN networks or to attach ISDN devices to ISDN-capable PBX systems.

  . T1 Line--This is a Bell system term for a digital transmission link with a capacity of 1.544 Mbps.

  . Frame Relay--A high-speed packet-switched data communications protocol.

While these services have recently experienced dramatic growth in the U.S., they are expensive and complex to order, install and maintain.

 Emergence of DSL Technology

   DSL technology emerged in 1990 and is commercially available today to address the performance bottlenecks of the public switched telephone network. DSL equipment, when deployed at each end of standard copper telephone lines, increases the data carrying capacity of these lines from analog modem speeds of 56.6 Kbps and ISDN speeds of 128 Kbps to DSL speeds of up to 6 Mbps depending on the length and condition of the copper line. Also, recent advances in semiconductor technology and digital signal processing algorithms and falling equipment prices have made the deployment of DSL technology on a widespread basis more economical. We anticipate that equipment prices will continue to fall as a result of continued advances in semiconductor technologies and increases in equipment production volumes.

   Because DSL technology reuses the existing copper plant, it is significantly less expensive to deploy on a broad scale than alternative technologies, such as cable modems, wireless data and satellite data. As a result, a significant portion of the investment in a DSL network is success-based, requiring a comparatively lower initial fixed investment. Subsequent variable investments in DSL technology are directly related to the number of paying customers.

 Impact of the Telecommunications Act of 1996

   The passage of the 1996 Telecommunications Act created a legal framework for competitive telecommunications companies to provide local analog and digital communications services in competition with the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act requires traditional telephone companies, among other things,

  . to allow competitive telecommunications companies to lease copper lines on a line by line basis;

  . to obtain central office space from the traditional telephone companies for the DSL and other equipment used to connect to the leased copper lines;

  . to lease access on the traditional telephone companies' inter-central office fiber backbone to link the competitive telecommunications companies' equipment; and

  . to allow competitive telecommunications companies to use their operational support systems to place orders and access their databases.

   The 1996 Telecommunications Act in particular emphasized the need for competition-driven innovations in the deployment of advanced telecommunications services, such as our DSL services.

Our Competitive Strengths

   We were formed to capitalize on the substantial business opportunity created by the growing demand for Internet and network access, the commercial availability of low cost DSL technology and the passage of the 1996 Telecommunications Act. Key aspects of our solution to provide high-speed digital communications services include:

  . an attractive value proposition that provides high-speed connections at similar or lower prices than alternative high-speed technologies currently available to customers;

  . a widely available, continuously connected, secure network that facilitates deployment of Internet and intranet applications; and

  . a management team experienced in the data communications, telecommunications and personal computer industries.

   Attractive Value Proposition. We offer higher bandwidth digital connections than alternative services at similar or lower prices that do not vary with usage. For business Internet users, our high-end services offer comparable bandwidth to T1 and frame relay circuits at approximately 25% of the cost. For the RLAN market, our mid-range services are three to six times the speed of ISDN and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily used ISDN lines. We believe that many of our enterprise customers can justify deploying lines to their employees if productivity improves by only a few hours per month based on increases in the number of hours worked and decreases in commute time and time spent waiting for information. For consumer Internet users, our consumer services are comparably priced to current cable modem services.

   Widely Available, Always-Connected, Secure Network. Our strategy of providing blanket coverage in each region we serve is designed to ensure that our services are available to the vast majority of our customers' end-users. Our network provides 24-hour, always-on connectivity, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because we use dedicated connections from each end-user to the Internet service provider or enterprise network, our customers can reduce the risk of unauthorized access.

   Experienced Management Team. Our management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries, including Robert Knowling, Jr., President and Chief Executive Officer (former Executive Vice President of Operations and Technology at U S WEST Communications), founders Charles McMinn, Chairman of the Board, Charles Haas, Executive Vice President of Sales, and Dhruv Khanna, Executive Vice President, General Counsel and Secretary (all of whom worked at Intel), Timothy Laehy, Chief Financial Officer and Vice President, Finance (former Vice President of Corporate Finance and Treasurer of Leasing Solutions, Inc.), Rex Cardinale, Chief Technology Officer and Vice President of Engineering (former General Manager of the cc:Mail division of Lotus Development Corporation), Catherine Hemmer, President of Operations (former Vice President, Network Reliability and Operations at U S WEST Communications, Inc., former General Manager, Network Provisioning at Ameritech Corporation and former Vice President, Network Services at MFS), Robert Roblin, Executive Vice President of Marketing (former Executive Vice President of Marketing at Adobe Systems, Inc. and former Vice President and General Manager of Marketing, Consumer Division at IBM Corporation), and Robert Davenport, III, Executive Vice President, Business Development (former Senior Vice President and Chief Operating Officer of Tele-Communication, Inc.'s Internet Services subsidiary TCI.NET). We also have in place Regional Presidents to cover all 22 of our regions.

Business Strategy

   Our objective is to become the leading high-speed Internet and network access provider offering DSL services in each region we enter. We introduced our services in the San Francisco Bay Area in December 1997, in the Los Angeles, New York and Boston metropolitan areas in August 1998, in the Washington, D.C. and Seattle metropolitan areas in December 1998, in the Philadelphia and Sacramento metropolitan areas in March 1999 and the Baltimore metropolitan area in April 1999. We plan to increase our network to 22 regions. The key elements of our strategy are as follows:

   Secure Competitive Local Exchange Carrier Status and Sign Interconnection Agreements in the Top U.S. Markets. We obtain competitive local exchange carrier status in each state that we enter and sign interconnection agreements with the relevant traditional telephone companies. As of January 31, 1999, we were authorized under state law to operate as a competitive local exchange carrier in 19 states, had pending applications in seven additional states and had entered into interconnection agreements with six different major traditional telephone companies in the majority of the states covering our 22 target markets. We intend to obtain authorization in the other states necessary to cover our 22 target regions and we are negotiating interconnection agreements with traditional telephone companies in the remaining states. In the aggregate, our 22 existing and target regions represent over 40% of the U.S. population. We believe we have gained a competitive advantage by rapidly securing competitive local exchange carrier status and signing interconnection agreements in multiple regions.

   Enter and Roll Out Service Rapidly in These Markets. We seek to be the first competitive telecommunications company to enter and roll out service broadly in our target regions in order to:

  . secure central office space prior to our competitors;

  . secure and retain customers before significant DSL competition arises;

  . maintain advantages over competitors through superior coverage and high customer satisfaction; and

  . build the largest volume and market share in order to allow us to reduce the costs and prices of our services and, where we are first to market, maintain our leadership position.

   Provide Pervasive Coverage. We are pursuing a blanket coverage strategy of providing service in a substantial majority of the central offices in each region that we enter since our Internet service provider customers desire to market their Internet access services on a region-wide basis. Blanket coverage is also important to our enterprise customers since the typical enterprise customer desires to offer RLAN access to all employees regardless of where they reside in the region. In addition, we believe our presence in 22 markets will allow us to better serve our Internet service provider and enterprise customers which are increasingly seeking a single supplier in multiple metropolitan areas.

   Focus on Packet Data Services. Although we are authorized to provide both data and voice services, we are presently focusing on packet data services. We believe that we can provide a superior digital service while avoiding the significant investment that would be required to compete in the analog voice market.

   Sell Directly to Internet Service Providers and Enterprises that Can Provide a Large Number of End-Users. We target Internet service providers that can offer their end-users cost and performance advantages for Internet access using our services. Over 100 Internet service providers currently resell our services. Our direct sales force also specifically targets enterprises that we estimate to have over 500 existing ISDN or analog modem-based RLAN users. We believe that we offer these customers higher performance and dedicated services at similar or lower prices than those of alternative technologies.

   Leverage the Success-Based Economics of DSL. Because we use DSL technology, a significant portion of our capital expenditures are success-based. We estimate that approximately 50% of our cumulative capital expenditures over the next five years will be for DSL equipment that is directly related to our end-user subscription rate.

   Establish Relationships with Internet Service Providers and Other Industry Participants. We do not provide Internet access directly to any of our customers. Instead, we provide connections to Internet service providers, which in turn offer high-speed Internet access using our network. In this way, we:

  . carry the traffic of multiple Internet service providers in any region, increasing our volume and reducing our costs;

  . leverage our selling efforts through the sales and support staff of these Internet service providers;

  . offer Internet service providers a non-competitive transport alternative, since the traditional telephone company typically provides its own Internet access services in competition with Internet service providers; and

  . provide Internet service providers a high-speed service offering to compete with cable-based Internet access.

   We are developing a service offering that we believe will also be increasingly attractive to the interexchange carriers (IXCs) and other competitive telecommunications companies. As we roll out our network in 22 markets nationwide, we can increasingly serve as a single packet-based service provider to other telecommunications service companies who seek to offer packet based services to their customers. Also, we can carry the traffic of multiple IXCs and competitive telecommunications companies and potentially provide these services at price points that are more attractive than any one other company can provide for itself. These companies are also seeking an alternative to dealing with each traditional telephone company in every region in which they would like to offer service. Finally, since our networks serve predominately small business and residential end-users, these networks are complementary to the large business focused networks of these IXCs and other competitive telecommunications companies. We believe that these are some of the reasons AT&T, NEXTLINK and Qwest have entered into relationships with us. We are currently discussing relationships with other IXCs and other competitive telecommunications companies and intend to continue these discussions as our networks are deployed in our 22 target markets.

   Provide a Superior Product and Service Solution. We believe that we can build a significant competitive position by providing a comprehensive product and service solution to our customers. We undertake to provide all of the necessary product and service elements required to establish and maintain digital services in our target markets including:

  . managing the traditional telephone company's delivery and testing of copper lines used for our service;

  . performing any in-building wiring required to initiate service;

  . selling and configuring the DSL modem required at each end-user site;

  . providing 24 hours, seven days a week (24x7) monitoring of each end-user line; and

  . designing and provisioning an enterprise's overall RLAN network including equipment selection, programming and troubleshooting.

Our Product and Service Offerings

   We offer six business grade services under the TeleSpeed brand to connect our customers' end-users to our regional data centers. On April 20, 1999, we introduced two consumer grade service offerings called TeleSurfer and TeleSurfer Pro. In addition, Internet service provider and enterprise customers may purchase backhaul services from us to connect their facilities to our regional data centers.

 TeleSpeed Services

   Our TeleSpeed services connect individual end-users on conventional copper lines to our DSL equipment in their serving central office and from there to our packet-based digital network serving that metropolitan area. A traditional telephone company's infrastructure consists of numerous central offices which are connected by a fiber optic backbone to a regional office that routes local and long distance traffic. Each central office collects the individual copper lines from end-users' premises in the neighborhood.

   The TeleSpeed services are TeleSpeed 144, TeleSpeed 192, TeleSpeed 384, TeleSpeed 768, TeleSpeed 1.1, TeleSpeed 1.5 and TeleSpeed Remote. The chart below compares the performance and markets for each of our end-user services as of December 31, 1998. The particular TeleSpeed service available to an end-user depends on the user's distance to the central office. We believe that substantially all of our potential end-users in our target markets can be served with one of our services. We estimate that approximately 70% of end-users are within 18,000 feet of a central office and can be served by at least our TeleSpeed 384 service. We also believe at least a majority of potential end-users will be able to obtain our highest speed service offering. However, the specific number of potential end-users for the higher speeds will vary by central office and by region and will be affected by line quality.

                            Speed To Speed From Range*
           Service          End-User  End-User  (feet)             Market/Usage
           -------          -------- ---------- ------ ------------------------------------
   TeleSpeed 144........... 144 Kbps  144 Kbps  35,000 ISDN replacement, non-standard lines
   TeleSpeed 192........... 192 Kbps  192 Kbps  18,000 RLAN, business Internet
   TeleSpeed 384........... 384 Kbps  384 Kbps  18,000 RLAN, business Internet
   TeleSpeed 768........... 768 Kbps  768 Kbps  13,500 Business Internet
   TeleSpeed 1.1........... 1.1 Mbps  1.1 Mbps  12,000 Business Internet
   TeleSpeed 1.5........... 1.5 Mbps  384 Kbps  15,000 High-speed Web access

--------
*  Estimated maximum distance from the end-user to the central office.

   Prices for our end-user services may vary depending upon the performance level of the service. For example, our TeleSpeed 144 and 192 services are our lowest priced end-user services and our TeleSpeed 1.1 and 1.5 services are our highest priced end-user services. Our prices also vary across regions and for high volume customers that are eligible for volume discounts. See "Risk Factors--We may experience decreasing prices for our services" for a discussion of the risks associated with our ability to sustain current price levels in the future.

   TeleSpeed 144. Our TeleSpeed 144 service operates at up to 144 Kbps in each direction, which is similar to the performance of an ISDN line. This service, which can use existing ISDN equipment at the end-user site, is targeted at the ISDN replacement market where its per month flat rate can compare favorably to ISDN services from the traditional telephone company when per-minute usage charges apply. It is also the service that we offer on copper lines that are either too long to carry our higher speed services or are served by digital loop carrier systems or similar equipment where a continuous copper connection is not available from the end-user site to the central office.

   TeleSpeed 192. This service provides one and a half to three times the performance of ISDN at similar or lower price points to heavily-used ISDN lines.

   TeleSpeed 384. This service provides three to six times the performance of ISDN at similar price points to heavily-used ISDN lines.

   TeleSpeed 768. This service provides one-half the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that we estimate is typical for T1 service. The target market for the TeleSpeed 768 service is small businesses needing moderate speed access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame relay services for these same customers.

   TeleSpeed 1.1. This service provides over two-thirds the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that we estimate is typical for T1 service. The target market for the TeleSpeed 1.1 service is small businesses needing T1-level access to the Internet which have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame relay services for these same customers.

   TeleSpeed 1.5. TeleSpeed 1.5 is an asymmetric service, i.e., with different speeds to and from the end-user. This service is intended for end-users who consume more bandwidth than they generate, and is especially useful for accessing Web sites. The service also provides the highest performance of any TeleSpeed service to stream video or other multimedia content to end-user locations.

   TeleSpeed Remote. This nationwide high-speed access service provides secure interconnection between corporations, remote branch offices and teleworkers in geographically distant locations. This service is targeted at small and mid-sized businesses who want high-speed remote office connections at a cost lower than ISDN or frame relay services.

 TeleSurfer Services

   Service     Speed To End-User Speed From End-User Range* (feet) Market/Usage
   -------     ----------------- ------------------- ------------- ------------
   TeleSurfer      384 Kbps           128 Kbps          12,000       Consumer
   TeleSurfer
    Pro            768 Kbps           384 Kbps          12,000       Consumer

--------
* Estimated maximum distance from the end user to the central office.

   TeleSurfer. This consumer grade service is an asymmetric service, offering 384 Kbps downstream and 128 Kbps upstream. This service is the base consumer service. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

   TeleSurfer Pro. This is a premium consumer grade asymmetric service, offering 768 Kbps downstream and 386 Kbps upstream. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

 Backhaul Services

   We provide two backhaul services from our regional network to an Internet service provider or enterprise customer site. These services include the aggregation of all individual end-users in a metropolitan area and transmission of the packet information to the customer on a single high-speed line. The services, prices and suggested maximum aggregation of end-user traffic are as follows:

   Covad DS1. Our DS1 backhaul service is intended for the small business with up to 50 RLAN end-users. The service operates at 1.5 Mbps and implements a frame relay protocol compatible with most low-end and mid-range routers. As of December 31, 1998, the price for such service was $975 per month.

   Covad DS3. Our DS3 backhaul service is targeted to large Internet service providers and enterprises with up to 1,000 end-users. The service utilizes an asynchronous transfer mode protocol that efficiently handles the high data rates involved and operates at up to 45 Mbps. As of December 31, 1998, the price for such service was $4,000 per month.

 Non-Recurring Charges

   In addition to monthly service charges, as of December 31, 1998, we impose non-recurring order setup charges of $325 for Internet service provider and RLAN end-users, $2,500 for a DS1 backhaul and $7,500 for a DS3 backhaul. Customers must also have purchased a DSL modem (priced from $399 to $600), from us or a third party for each end-user of our services.

Our Regional Rollout

   As part of our strategy to become a leading provider of DSL high-speed digital communications services in the U.S., we intend to build networks and offer services in 22 regions. We introduced our services in the San Francisco Bay Area in December 1997, in the Los Angeles, New York and Boston metropolitan areas in August 1998, in the Washington, D.C. and Seattle metropolitan areas in December 1998, in the Philadelphia and Sacramento metropolitan areas in March 1999 and in the Baltimore metropolitan area in April 1999. As a result of the strong market demand for high-speed digital communications services, we have increased our target markets to the following 22 regions:

       West                 Central                 South               East
       -------------        -----------             -------             ----------------
       Los Angeles          Chicago                 Atlanta             Baltimore
       Portland             Denver                  Austin              Boston
       Sacramento           Detroit                 Dallas              New York
       San Diego            Minneapolis             Houston             Philadelphia
       San Francisco        Phoenix                 Miami               Washington, D.C.
       Seattle                                      Raleigh

Customers

   We offer our services to Internet service providers and enterprises. According to Claritas, Inc., a leading provider of diagnostic databases, there are over 169,000 businesses in the U.S. with over 100 employees, of which we estimate that 34,000 are in the six metropolitan areas that we initially targeted and approximately 71,000 are in all of our 22 targeted regions. As of January 31, 1999, we had entered into service agreements, had over 4,000 end-user lines in operation and were in the initial stages of provisioning backhaul service and end-user lines to over 100 additional Internet service provider and enterprise customers. The following is a list of selected Internet service provider and enterprise customers:

       Selected Internet Service Provider
       Customers                          Selected Enterprise Customers
       ---------------------------------- -----------------------------
       Bay Junction Technology            Apple Computer
       Brainstorm Networks                Cisco Systems
       Concentric Network Corporation     E*Trade Group
       Direct Network Access, Ltd.
        (DNAI)                            Fireman's Fund Insurance
       DSL Networks Inc.                  Inktomi
       Epoch Networks                     Intel
       Flashcom, Inc.                     Oracle Corporation
       Globix Corporation                 PeopleSoft
       Lan Minds, Inc.                    Spelling Entertainment
       Prodigy                            Stanford University
       Slip.Net, Inc.                     Sun Microsystems
       Verio Inc.                         Tandem Computers
       Whole Earth Networks               WebTV

   Our agreements with Internet service providers generally have terms of one year and are nonexclusive. We do not require the Internet service providers to generate a minimum number of end-users and generally grant volume discounts based on order volume. See "Risk Factors--We depend on Internet service providers and other third parties for the marketing and sale of our services."

   Our practice with respect to our enterprise customers has been to enter into an arrangement for a negotiated price to install the service initially to a small number of end-users. An enterprise customer decides whether to implement a broad rollout of our services after evaluating the results of this initial phase of deployment. To date, an enterprise customer's initial phase of deployment and its decision to roll out our service to additional end users has taken at least six months, and has generally taken longer than we originally expected. As of December 31, 1998, a substantial majority of our enterprise customers had not yet rolled out our services broadly to their employees. We will not receive significant revenue from an enterprise customer until and unless these rollouts occur. During the lengthy sales cycle for an enterprise customer, we incur significant expenses in advance of the receipt of revenues.

Sales and Marketing

   Business and Consumer Internet. For the business and consumer Internet access markets, we sell our service to Internet service providers that combine our lines with their Internet access services and resell the combination to their existing and new end-users. We address these markets through sales and marketing personnel dedicated to the Internet service providers sales channel. We supplement our sales efforts to Internet service providers through training programs and marketing programs that include promotions and sales incentives designed to encourage the Internet service providers to sell our services instead of those of its competitors. As of December 31, 1998, we had more than 100 Internet service providers customers with their own sales personnel marketing Internet services. See "Risk Factors--We depend on Internet service providers and other third parties for the marketing and sale of our services."

   Remote Local Area Network. We market our RLAN services to businesses through a direct sales force, augmented by marketing programs with value added resellers and IXCs. The direct sales force is organized by region, each managed by a regional sales director who is responsible for lead generation and sales and marketing efforts to RLAN customers. The sales force is directed to deal directly with the chief information officer and the telecommunications manager responsible for remote access within an enterprise. We augment our sales efforts to RLAN customers through partnerships with value added resellers, including systems integrators that can offer our TeleSpeed service as part of a complete work-at-home solution to businesses.

   Third Party Relationships. A key element of our strategy is to enter into relationships with leading telecommunications companies, including competitive telecommunications companies and IXCs, in which those companies resell our TeleSpeed and TeleSurfer services to their customers. For example, we recently entered into commercial agreements with each of AT&T, NEXTLINK and Qwest providing for the purchase, marketing and resale of our services, primarily to their small business and enterprise customers. We believe that these indirect sales channels will enable us to penetrate our target markets more rapidly and eventually will generate the majority of sales of our services. See "Risk Factors--We depend on Internet service providers and other third parties for the marketing and sale of our services."

   We are also pursuing several types of joint marketing arrangements with our Internet service providers and enterprise customers. In addition, certain of our equipment suppliers have promoted our services through seminars to corporate communications managers in the San Francisco Bay Area. We also support our sales efforts with marketing efforts that include advertising programs through radio and other popular media, attendance at trade shows and presentations at industry conferences.

Service Deployment and Operations

   Internet service providers and corporate communications managers typically have had to assemble their digital communications connections using multiple service and equipment suppliers. This leads to additional work, cost and coordination problems. With our TeleSpeed service, we emphasize a one-stop service solution for our customers. This service solution includes:

  . extending our network to customers and end-users;

  . end-user premise wiring and modem configuration;

  . ongoing network monitoring, customer reporting; and

  . customer service and technical support.

   Extending our Network to Customers and End-Users. We work with our Internet service provider and enterprise customers to extend our network to each customer premise and each end-user premise by ordering circuits from the traditional telephone company or a competitive telecommunications company, interconnecting the customers and end-users to our network, testing the circuits, configuring customer routers or switches and end-user routers and monitoring the circuits from the network operations center.

   End-User Premises Wiring. We use our own and subcontracted field service crews and trucks to perform any required inside wiring at each end-user site.

   Network Monitoring. We monitor our network from the network operations center on a continuous basis, which often enables the correction of potential network problems before a customer or end-user is affected. We have also developed network capability to provide Internet service provider and enterprise customers direct monitoring access of their end-users for more efficient monitoring of their own network performance.

   Customer Reporting. We communicate regularly with our customers about the status of their end-users. We also operate a toll-free customer care help line. Additionally, we provide Web-based tools to allow individual Internet service providers and enterprise communications managers to monitor their end-users directly, to place orders for new end-users, to enter trouble tickets on end-user lines and to communicate with us on an ongoing basis.

   Customer Service and Technical Support. We provide 24x7 on-line support to our Internet service provider customers and enterprise communications managers. The Internet service provider and communications manager serve as the initial contact for service and technical support, and we provide the second level of support. By avoiding the higher cost of providing direct end-user support, we believe we can grow our customer base more rapidly with lower customer support costs.

Network Architecture and Technology

   The key design principles of our network are to provide: (i) robust network security required for enterprise intranet applications, (ii) consistent and scalable performance and (iii) intelligent end-to-end network management.

   Robust Network Security. Modem access to enterprise networks presents significant security risks, since any telephone can be used to attempt to access such a network simply by dialing the telephone number. As a result, enterprises expend significant effort and resources to prevent unauthorized access. Enterprises also typically limit remote access users to reading e-mail or other non-sensitive applications. Our network is designed to provide enhanced security to ensure secure availability of all internal applications and information for remote locations. Our permanent virtual circuit network architecture connects individual end-users at fixed locations to a single enterprise, which reduces the possibility of unauthorized access and allows our customers to safely transmit sensitive information and applications over our TeleSpeed lines.

   Consistent and Scalable Performance. We believe that eventually public packet networks will evolve to replace over 40 million modems currently connected to circuit switched networks that have been deployed in the U.S. As such, we designed our network for scalability and consistent performance to all users as the network grows. We have designed a "star topology" network similar to the most popular local area network networking architecture currently used in high performance enterprise networks. In this model, new capacity is added automatically as each new user receives a new line. We also use asynchronous transfer mode equipment in our networks that implement packet switching directly in silicon circuits rather than slower router-based designs that implement switching in router software.

   Intelligent End-to-End Network Management. Because the customers' and end-users' lines are continuously connected they can also always be monitored. We have visibility from the Internet service provider or enterprise site across the network and into the end-user's home or business. Because our network is centrally managed, we can identify and dynamically enhance network quality, service and performance and address network problems promptly.

   The primary components of our network are the network operations center, regional data centers, our high-speed private metropolitan networks, central office spaces, including digital subscriber line access multiplexers (DSLAMs), copper telephone lines and DSL modems.

   Network Operations Center. Our entire network is managed from the network operations center. We provide end-to-end network management using advanced network management tools on a 24x7 basis, which enhances our ability to address performance or connectivity issues before they affect the end-user experience. From the network operations center, we can monitor the equipment and circuits in each metropolitan network (including the asynchronous transfer mode equipment), each central office (including DSLAMs) and individual end-user lines (including the DSL modems). Currently, the network operations center is located within our San Francisco Bay Area regional data center. See "Risk Factors--A system failure could delay or interrupt service to our customers."

   Regional Data Centers. The regional data centers act as service hubs for each metropolitan area that we enter. Data and network management traffic from each central office is collected at the regional data center and switched to our network operations center. We design the regional data centers for high availability including battery backup power, redundant equipment and active network monitoring.

   Private Metropolitan Network. We operate our own private metropolitan network in each region that we enter. The network consists of high-speed asynchronous transfer mode communications circuits that we lease to connect our regional data centers, our equipment in individual central offices and our enterprise and Internet service provider customers. This network operates at a speed of 45 to 155 Mbps.

   Central Office Spaces. Through our interconnection agreements with the traditional telephone companies, we seek to secure space in every central office where we desire to offer service. These central office spaces are designed to offer the same high reliability and availability standards as the traditional telephone company's other central office space. We require access to these spaces for our equipment and for persons employed by, or under contract with, us. We place DSLAMs in our central office spaces to provide the high-speed DSL signals on each copper line to our end-users. We expect to deploy 40 to 250 central office spaces in any metropolitan area that we enter. As of January 31, 1999, we had over 165 central office spaces operational. In addition, we have a significant number of additional spaces under construction as well as other spaces on order from various traditional telephone companies. In December 1998, we entered into a professional service arrangement with Lucent Technologies to augment and accelerate our ability to deploy our central office facilities.

   Copper Telephone Lines. We lease the copper telephone lines running to end-users from the traditional telephone companies under terms specified in our interconnection agreements. We lease lines that, in numerous cases, must be specially conditioned by the traditional telephone companies to carry digital signals, usually at an additional charge relative to that for voice grade copper lines. The price we are obligated to pay for these lines currently varies from $4 to $43 per month per line with additional one-time charges in some cases for installation, modification or removal of lines.

   DSL Modems and On-Site Connectivity. We buy our DSL modems from our suppliers for resale to our Internet service provider or enterprise customers for use by their end-users. We configure and install these modems along with any required on-site wiring needed to connect the modem to the copper line leased from the traditional telephone company. For the most part, the DSL modem and DSLAM equipment used must come from the same vendor for all services, since there are not yet interoperability standards for the equipment used in our higher-speed services.

   We are also pursuing a program of ongoing network development. Our service development and engineering efforts focus on the design and development of new technologies and services to increase the speed, efficiency, reliability and security of our network and to facilitate the development of network applications by third parties that will increase the use of our network. See "Risk Factors--The scalability and speed of our network remains largely unproven."

Competition

   The markets for business and consumer Internet access and RLAN access services are intensely competitive. We expect that these markets will become increasingly competitive in the future. We face competition from traditional telephone companies, cable modem service providers, traditional and new national long distance carriers, Internet service providers, on-line service providers, wireless and satellite service providers and other competitive telecommunications companies. The principal bases of competition in our markets include:

  . price/performance;

  . breadth of service availability;

  . reliability of service;

  . network security;

  . ease of access and use;

  . content bundling;

  . customer support;

  . brand recognition;

  . operating experience;

  . relationships with Internet service providers and other third parties;
    and

  . capital resources.

   Many of our competitors including the traditional telephone companies have, among other things, greater brand recognition, operating experience, strategic relationships, and capital resources. Therefore, we cannot assure you that we will be able to compete effectively in our target markets.

   Traditional Telephone Companies. All of the largest traditional telephone companies present in our target markets have begun offering DSL services or have announced their intent to provide DSL services in the near term. As a result, the traditional telephone companies represent strong competition in all of our target service areas, and we expect this competition to intensify. For example, the traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $30-$40 per month, placing pricing pressure on our TeleSpeed services. The traditional telephone companies are also in a position to offer service from central offices where we are unable to secure space and offer service because of asserted or actual space restrictions. Accordingly, we may be unable to compete successfully against the traditional telephone companies.

   Cable Modem Service Providers. Cable modem service providers such as @Home Network and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Hybrid fiber coaxial cable is a combination of fiber optic coaxial cable, which has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. Where deployed, these networks provide similar and in some cases higher-speed Internet access and RLAN access than we provide. They also offer these services at lower price points than our TeleSpeed services and target residential consumers, as well as business customers. We believe the cable modem service providers face a number of challenges that providers of DSL services do not face. For example, different regions within a metropolitan area may be served by different cable modem service providers, making it more difficult to offer the blanket coverage required by potential business and RLAN access customers. Also, much of the current cable infrastructure in the U.S. must be upgraded to support cable modems, a process which we believe is significantly more expensive and time-consuming than the deployment of DSL-based networks. Notwithstanding these challenges, actual or prospective competition with cable modem service providers may have a significant negative effect on our ability to secure customers and may create downward pressure on the prices we can charge for our services.

   National Long Distance Carriers. IXCs, such as AT&T, Sprint, MCI WorldCom (acquired by MCI WorldCom) and Qwest, have deployed large-scale Internet access networks and ATM networks, sell connectivity to businesses and residential customers, and have high brand recognition. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in central offices from which they are currently offering or could begin to offer competitive DSL services.

   Fiber-Based Competitive Telecommunications Companies. Companies such as Teleport Communications Group, Inc. (acquired by AT&T), Brooks Fiber Properties, Inc. (acquired by MCI WorldCom) and MFS (acquired by MCI WorldCom) have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations. They also have interconnection agreements with the traditional telephone companies pursuant to which they have acquired central office space in many markets targeted by us. These companies are modifying or could modify their current business focus to include residential and small business customers using DSL in combination with their current fiber networks.

   Internet Service Providers. Internet service providers such as BBN (acquired by GTE), UUNET Technologies (acquired by MCI WorldCom), Earthlink Networks, Concentric Network, Mindspring Enterprises, Netcom On-Line Communication Services and PSINet provide Internet access to residential and business customers, generally using the existing public switched telephone network at ISDN speeds or below. Some Internet service providers such as UUNET Technologies in California and New York, HarvardNet Inc. and InterAccess have begun offering DSL-based services. To the extent we are not able to recruit Internet service providers as customers for our service, Internet service providers could become competitive DSL service providers.

   On-line Service Providers. On-line service providers include companies such as AOL, Excite, Inc. (recently acquired by @Home), Compuserve (acquired by
AOL), MSN (a subsidiary of Microsoft Corp.) and WebTV (acquired by Microsoft Corp.) that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable the provision of digital services to the significant number of consumers who have personal computers with modems. In addition, they provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. If these on-line service providers were to extend their access networks to DSL or other high-speed service technologies (such as through the recent merger of Excite and @Home), they would become competitors of ours.

   Wireless and Satellite Date. Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. We may face competition from terrestrial wireless services, including two Gigahertz (Ghz) and 28 Ghz wireless cable systems (Multi-channel Microwave Distribution System
(MMDS) and Local Multi-channel Distribution System (LMDS)), and 18 Ghz and 39 Ghz point-to-point microwave systems. For example, the FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. In addition, companies such as Teligent Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc., hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing.

   We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications (a subsidiary of General Motors Corporation), Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services, and the FCC has authorized several of these applicants to operate their proposed networks.

   Other Competitive Telecommunications Companies. Other companies such as Rhythms NetConnections and NorthPoint Communications offer high-speed digital services using a business strategy similar to ours. The 1996 Telecommunications Act specifically grants any and all competitive telecommunications companies the right to negotiate interconnection agreements with the traditional telephone companies. Further, the 1996 Telecommunications Act allows competitive telecommunications companies to enter into interconnection agreements which are identical in all respects to ours. We have already had an interconnection agreement copied in this manner.

   As a first mover in selected markets that we enter, we seek the following strategic benefits: (i) securing and retaining customers before the same high-speed services are available from others, (ii) engendering end-user loyalty through superior coverage and high customer satisfaction and (iii) capturing the largest customer base and thereby achieving economies of scale sufficient to drive down prices and develop a leadership position. We may not be able to achieve these benefits if substantial competition from any of the foregoing competitors exists or develops in our markets.

Interconnection Agreements with Traditional Telephone Companies

   A critical aspect of our business is our interconnection agreements with the traditional telephone companies. These agreements cover a number of aspects including:

  . the price we pay to lease access to the traditional telephone company's copper lines;

  . the special conditioning the traditional telephone company provides on certain of these lines to enable the transmission of DSL signals;

  . the price and terms of central office space for our equipment in the traditional telephone company's central offices;

  . the price we pay and access we have to the traditional telephone company's transport facilities;

  . our ability to access conduits and other rights of way the traditional telephone company has to construct our own network facilities;

  . the operational support systems and interfaces that we can use to place orders and trouble reports and monitor the traditional telephone company's response to our requests;

  . the dispute resolution process that we use to resolve disagreements on the terms of the interconnection contract; and

  . the term of the interconnection agreement, its transferability to successors, its liability limits and other general aspects of the traditional telephone company relationship.

   As of January 31, 1999, we have entered into interconnection agreements with six different major traditional telephone companies in the majority of the states covering our target markets. Traditional telephone companies do not in many cases agree to our requested provisions in interconnection agreements and we have not consistently prevailed in obtaining all of our desired provisions in such agreements either voluntarily or through the interconnection arbitration process. We cannot be sure that we will be able to continue to sign interconnection agreements with existing or other traditional telephone companies. We are currently negotiating agreements with several traditional telephone companies in our 22 announced regions which are necessary before we can expand our services into these metropolitan areas served by such traditional telephone companies. The traditional telephone companies are also permitting competitive telecommunications companies to adopt previously signed interconnection agreements. In certain instances, we have adopted the interconnection agreement of another competitive telecommunications company. Other competitive telecommunications companies have also adopted the same or modified versions of our interconnection agreements, and may continue to do so in the future.

   Our interconnection agreements have a maximum term of three years. Therefore, we will have to renegotiate our existing agreements when they expire. Although we expect to renew our interconnection agreements and believe the 1996 Telecommunications Act limits the ability of traditional telephone companies not to renew such agreements, we may not succeed in extending or renegotiating our interconnection agreements on favorable terms. Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, we are in arbitration proceedings with two traditional telephone companies under the dispute resolution clauses of our interconnection agreements. These disputes have delayed our deployment of our network. They have also adversely affected our service to our customers and our ability to enter into additional interconnection agreements with the traditional telephone companies in other states. Finally, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that adversely affects our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

Government Regulation

   Overview. Our services are subject to a variety of federal regulations. With respect to certain activities and for certain purposes, we have submitted our operations to the jurisdiction of state and local authorities who may also assert more extensive jurisdiction over our facilities and services. The FCC has jurisdiction over all of our services and facilities to the extent that we provide interstate and international services. To the extent we provide identifiable intrastate services, our services and facilities are subject to state regulations. In addition, local municipal government authorities also assert jurisdiction over our facilities and operations. The jurisdictional reach of the various federal, state and local authorities is subject to ongoing controversy and judicial review, and we cannot predict the outcome of such review.

   Federal Regulation. We must comply with the requirements of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, as well as the FCC's regulations under the statute. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications and video programming communications businesses, preempts many of the state barriers to local telecommunications service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers. The law delegates to the FCC and the states broad regulatory and administrative authority to implement the 1996 Telecommunications Act.

   Among other things, the 1996 Telecommunications Act removes barriers to entry in the local telecommunications market. It does this by preempting state and local laws that are barriers to competition and by requiring traditional telephone companies to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, IXCs and competitive telecommunications companies such as us.

   Regulations promulgated by the FCC under the 1996 Telecommunications Act specify in greater detail the requirements of the 1996 Telecommunications Act imposed on the traditional telephone companies to open their networks to competition by providing competitors interconnection, central office space, access to unbundled network elements, retail services at wholesale rates and nondiscriminatory access to telephone poles, ducts, conduits, and rights-of-way. The requirements enable companies such as us to interconnect with the traditional telephone companies in order to provide local telephone exchange services and to use portions of the traditional telephone companies' existing network to offer new and innovative services such as our TeleSpeed and TeleSurfer services. The U.S. Supreme Court has recently ruled on challenges to the FCC regulations. Although the U.S. Supreme Court upheld most of the FCC's authority and its regulations, the FCC must now reexamine and redefine which unbundled networks elements the traditional telephone companies must offer. There can be no guarantee that the FCC will not issue new regulations that have a material adverse impact on our ability to compete.

   The 1996 Telecommunications Act also allows the regional bell operating companies (RBOCs), which are the traditional telephone companies created by AT&T's divestiture of its local exchange business, to enter the long distance market within their own local service regions upon meeting certain requirements. The remaining RBOCs include BellSouth, Bell Atlantic Corporation, Ameritech Corporation, U S WEST Communications, Inc. and SBC Communications, Inc. The timing of the various RBOCs' entry into their respective in-region long distance service businesses is also extremely uncertain. The timing of the various RBOCs' in-region long distance entry will likely affect the level of cooperation we receive from each of the RBOCs.

   In addition, the 1996 Telecommunications Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. Traditional telephone company tariff filings at the FCC have been subjected to increasingly less regulatory review. However, precisely when and to what extent the traditional telephone companies will secure pricing flexibility or other regulatory freedom for their services is uncertain. For example, under the 1996 Telecommunications Act, the FCC is considering eliminating certain regulations that apply to the traditional telephone company's provision of services that are competitive with ours. The timing and the extent of regulatory freedom and pricing flexibility and regulatory freedom granted to the traditional telephone companies will affect the competition we face from the traditional telephone companies' competitive services.

   Further, the 1996 Telecommunications Act provides the FCC with the authority to forbear from regulating entities such as us who are classified as "non-dominant" carriers. The FCC has exercised its forbearance authority. As a result, we are not obligated to obtain prior certificate approval from the FCC for our interstate services or file tariffs for such services. We have determined not to file tariffs for our interstate services. We provide our interstate services to our customers on the basis of contracts rather than tariffs. We believe that it is unlikely that the FCC will require us to file tariffs for our interstate services in the future.

   On March 18, 1999, the FCC announced that it was adopting rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. New entrants will be able to locate all equipment necessary for interconnection, whether or not such equipment has a switching function. The FCC's rules may not be successfully implemented. In the same announcement, the FCC provided notice of proposed rule-making technical feasibility of two different carriers to share a single line to provide voice service and advanced services. The notice will seek comments on the operational, pricing, legal and policy ramifications of mandating such line sharing at the federal level. If adopted, these rules could materially lower the price we pay to lease access to the traditional telephone company's copper lines. While we believe that these rules would be advantageous to us, the FCC may decide not to implement such rules.

   Any changes in applicable federal law and regulations, in particular, changes in its interconnection agreements with traditional telephone companies, the prospective entry of the RBOCs into the in-region long distance business and grant of regulatory freedom and pricing flexibility to the traditional telephone companies, could have a material adverse impact on our business prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   State Regulation. To the extent we provide identifiable intrastate services or have otherwise submitted ourselves to the jurisdiction of the relevant state telecommunications regulatory commissions, we are subject to such jurisdiction. In addition, certain states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act. As of December 31, 1998, we were authorized under state law to operate as a competitive local exchange carrier in 19 states, have pending applications in seven additional states, and intend to obtain authorization in the other states necessary to cover our 22 target regions. We have pending arbitration proceedings in different states for interconnection arrangements with the relevant traditional telephone companies. We have concluded arbitration proceedings in a number of states by entering into interconnection agreements with the relevant traditional telephone companies. We have filed tariffs in certain states for intrastate services as required by state law or regulation. We are also subject to periodic financial and other reporting requirements of these states with respect to our intrastate services.

   The different state commissions have various proceedings to determine the rates, charges and terms and conditions for unbundled network elements (unbundled network elements are the various portions of a traditional telephone company's network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including copper lines, central office space, inter-office transport, operational support systems, local switching and rights of way), as well as the discount for wholesale services that we purchase from the relevant traditional telephone company. The rates set forth in our interconnection agreements are interim rates and will be prospectively, and, in some cases, retroactively, affected by the permanent rates set by the various state commissions for such unbundled network elements as unbundled loops and interoffice transport. We have participated in unbundled network element rate proceedings in the states of California and Washington in an effort to reduce these rates. Any state commission rate determinations to increase unbundled network element rates could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   The applicability of the various state regulations on our business and compliance requirements will be further affected to the extent to which our services are determined to be intrastate services. Jurisdictional determinations of our services as intrastate services could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   Local Government Regulation. We may be required to obtain various permits and authorizations from municipalities in which we operate our own facilities. The issue of whether actions of local governments over the activities of telecommunications carriers, including requiring payment of franchise fees or other surcharges, pose barriers to entry for competitive telecommunications companies which may be preempted by the FCC is the subject of litigation. Although we rely primarily on the unbundled network elements of the traditional telephone companies, in certain instances we deploy our own facilities, including fiber optic cables, and therefore may need to obtain certain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

   The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which communications companies operate in the U.S. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Telecommunications Act or any final regulations adopted pursuant to the 1996 Telecommunications Act or our business cannot be determined at this time but may well be adverse to our interests. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business and we can give you no assurance that such future regulation or regulatory changes will not have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes. See "Risk Factors--We depend on traditional telephone companies to provide central office space and unbundled network elements, both of which are critical to our success" and "--Our services are subject to government regulation, and changes in current or future laws or regulations could adversely affect our business."

Intellectual Property

   We regard our products, services and technology as proprietary and attempt to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our technology. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently. Currently we have a number of patent applications and intend to prepare additional applications and to seek patent protection for our systems and services to the extent possible. We may not obtain any issued patents or that, if issued, any such patents would protect our intellectual property from competition which could seek to design around or invalidate such patents. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. Steps taken by us may not prevent misappropriation or infringement of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes. In early 1999, one of our patents entitled "A system, method, and network for providing high speed remote access from any location connected by a local loop to a central office," was allowed by the U.S. Patent and Trademark Office. We expect the patent to be issued shortly.

Employees

   As of December 31, 1998, we had 335 employees (excluding temporary personnel and consultants), employed in engineering, sales, marketing, customer support, and general and administrative functions. None of our employees are represented by a labor union, and we considers our relations with our employees to be good. Our ability to achieve our financial and operational objectives depends in large part upon the continued service of our senior management and key technical, sales, marketing and managerial personnel, and our continuing ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management.

Board of Advisors

   We maintain a board of advisors and conduct meetings of this advisory group for two days each quarter. The board of advisors gives us guidance on issues such as developments in communications equipment technology, network design strategy, regulatory matters, the competitive landscape, marketing of our services, identification of potential employees, financial strategy, and introductions to potential strategic partners and alliances. The board of advisors serves in an advisory capacity and does not have any managerial control over us. Below is a list of our board of advisors as of December 31, 1998 and their backgrounds.

   Robert Berger is a founder of InterNex Information Services, an ISDN and high bandwidth services-focused Internet service provider in California.

   Duncan Davidson is one of our founders and is currently Senior Vice President of InterTrust Technologies Corporation, a leading provider of trust management systems for electronic commerce and digital rights management. He previously served as Managing Partner of Regis McKenna's consulting company.

   Dave Farber is a chaired telecommunications professor at the University of Pennsylvania and currently serves as a member of the Presidential Advisory Committee on Information Technology.

   Robert Hawk is a member of our board of directors. For a description of his professional background, see "Management--Directors and Executive Officers."

   William Lane is the former Chief Financial Officer at Intuit Inc. and is a board member of MetaCreations Corporation, Quarterdeck Corporation, Expert Software Inc., Storm Technology Inc. and several private companies.

   Daniel Lynch is a member of our board of directors. For a description of his professional background, see "Management--Directors and Executive Officers."

   Frank Marshall is a member of our board of directors. For a description of his professional background, see "Management--Directors and Executive Officers."

   Kim Maxwell is the former Chairperson of the ADSL Forum and founder of Racal Vadic and Amati.

   Sharon Nelson is the former Chairperson of the Washington State Public Utilities Commission.

   David Piscitello is the President of Core Competence, Inc., program chairman for U.S. (domestic) Networld and Interop Conferences, and co-producer of the Internet Security Conference.

   David Strom is the president of David Strom, Inc. and was the founding editor-in-chief of Network Computing Magazine.

Properties

   We are headquartered in Santa Clara, California in facilities consisting of approximately 62,000 square feet pursuant to a lease that will expire on or before July 14, 2002. We also lease office space in each of the regions in which we have begun operations. We are in the process of acquiring office space for regional headquarters for each of our additional target regions. In addition, our San Francisco Bay Area regional data center consists of approximately 2,000 square feet and is located in San Jose, California, which we occupy under a ten-year lease with two five-year renewal options. Currently, and until a permanent location is secured, we utilize a portion of the San Francisco Bay Area regional data center space to operate our network operations center. We also lease central office space from the traditional telephone company in each region that we operate or plan to operate under the terms of our interconnection agreements and obligations imposed by state public utilities commissions and the FCC. While the terms of these leases are perpetual, the productive use of our central office space is subject to the terms of our interconnection agreements which expire on or before March 2001. We will increase our central office space as we expand our network in the San Francisco Bay Area and other regions.

Legal Proceedings

   We are engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to us in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. For example, we are currently involved in commercial arbitration proceedings with Pacific Bell over these issues. We have also filed a lawsuit against Pacific Bell in the Federal District Court in the Northern District of California. We are pursuing a variety of contract, tort, antitrust and other claims, such as violations of the Telecommunications Act in these proceedings. In November 1998, we prevailed in our commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with us and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding us direct damages, as well as attorneys fees and costs of the arbitration. Pacific Bell is currently attempting to have the decision vacated. Failure to resolve the various legal disputes and controversies between us and the various traditional telephone companies without excessive delay and cost and in a manner that is favorable to us could have a material adverse effect on our business, prospects, operating results and financial condition.

   We are not currently engaged in any other legal proceedings that we believe could have a material adverse effect on our business, prospects, operating results and financial condition. We are, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications companies interconnection agreements in general and our interconnection agreements in particular. In some cases, we may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to our agreements. The results of any of these proceedings could have a material adverse effect on our business, prospects, operating results, financial condition and our ability to service and repay our indebtedness, including the new notes.

                                  MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers, and their respective ages as of March 15, 1999, are as follows:

Name                     Age Position
----                     --- --------
Robert Knowling, Jr.....  43 President, Chief Executive Officer and Director
Charles McMinn..........  47 Chairman, Board of Directors
Timothy Laehy...........  42 Chief Financial Officer and Vice President, Finance
Rex Cardinale...........  46 Chief Technology Officer and Vice President, Engineering
Robert Davenport, III...  39 Executive Vice President, Business Development
Charles Haas............  39 Executive Vice President, Sales
Catherine Hemmer........  40 President, Operations
Dhruv Khanna............  39 Executive Vice President, General Counsel and Secretary
Robert Roblin...........  46 Executive Vice President, Marketing
Robert Hawk.............  59 Director
Henry Kressel...........  65 Director
Joseph Landy............  37 Director
Daniel Lynch............  57 Director
Frank Marshall..........  52 Director
Rich Shapero............  51 Director

   Robert Knowling, Jr. has been our President, Chief Executive Officer and a member of our board of directors since July 1998. From October 1997 through July 1998, Mr. Knowling served as the Executive Vice President of Operations and Technologies at U S WEST Communications, Inc. In this capacity, Mr. Knowling was responsible for planning, delivering and maintaining high-quality telecommunications services for more than 25 million customers in 14 western and midwestern states. From March 1996 through September 1997, he served as Vice President of Network Operations at U S WEST Communications, Inc. From November 1994 through March 1996, he served as Vice President of Network Operations for Ameritech Corporation. Mr. Knowling began his career in 1977 at Indiana Bell where he progressed through a variety of assignments in operations, engineering and marketing. When Indiana Bell became a part of Ameritech Corporation, Mr. Knowling assumed positions of increasing responsibility in marketing, product development, large business marketing and network operations, including service on Ameritech Corporation's re-engineering breakthrough development team. As lead architect of the Ameritech Corporation transformation, Mr. Knowling reported directly to the Chairman. Mr. Knowling currently serves on the board of directors of Shell Oil Company.

   Charles McMinn is one of our founders and has been the Chairman of our board of directors since July 1998. He served as our President and Chief Executive Officer and as a member of our board of directors from October 1996 to July 1998. Mr. McMinn has over 20 years of experience in creating, financing, operating and advising high technology companies. From July 1995 to October 1996, and from August 1993 to June 1994, Mr. McMinn managed his own consulting firm, Cefac Consulting, which focused on strategic development for information technology and communications businesses. From June 1994 to November 1995, he served as Principal, Strategy Discipline, at Gemini Consulting. From August 1992 to June 1993, he served as President and Chief Executive Officer of Visioneer Communications, Inc. and from October 1985 to June 1992 was a general partner at InterWest Partners, a venture capital firm. Mr. McMinn began his Silicon Valley career as the product manager for the 8086 microprocessor at Intel.

   Timothy Laehy joined us in August 1997. He served as our Chief Financial Officer, Treasurer and Vice President, Finance until February 1999 and has served as our Chief Financial Officer and Vice President, Finance since that date. Prior to joining us, Mr. Laehy served as Vice President, Corporate Finance and Treasurer of Leasing Solutions, Inc., a computer equipment leasing company, from February 1991 to August 1997. From 1990 to 1991, Mr. Laehy served as a senior associate with Recovery Equity Partners, a private venture capital investment fund. From 1985 to 1990, he served in various capacities at Guarantee Acceptance Capital Corporation, an investment bank, Liberty Mutual Insurance Company and Union Carbide Corporation.

   Rex Cardinale joined us in June 1997. He served as our Vice President, Engineering until February 1999 and has served as our Chief Technology Officer and Vice President, Engineering since that date. From February 1996 to March 1997, Mr. Cardinale served as Chief Executive Officer and Vice President, Engineering at GlobalCenter Inc., an Internet service provider for small businesses. From January 1994 to February 1996, Mr. Cardinale served as Vice President and General Manager, Internet Services Division, at Global Village Communication. From June 1992 to September 1993, Mr. Cardinale was Vice President and General Manager of the cc:Mail division of Lotus Development Corporation. Prior to that time, he served for five years as Vice President, Engineering for Ultra Network Technologies, a provider of high-speed networking systems for supercomputers and for ten years in various engineering management capacities at Rolm Corporation.

   Robert R. Davenport, III joined us in January 1999. He served as our Vice President, Business Development until February 1999 and has served as our Executive Vice President, Business Development since that date. Prior to joining us, Mr. Davenport was Senior Vice President and Chief Operating Officer at Tele-Communications, Inc.'s Internet Services subsidiary, TCI.NET from 1997 to 1999. Between 1995 and 1997, Mr. Davenport was with Tele-Communications, Inc., as Vice President, Finance and Development for the Telephony Services subsidiary. From 1992 to 1995, he was Managing Partner of RD Partners, LLC, a private investment firm focused on leveraged equity investments.

   Charles Haas is one of our founders. He served as our Vice President, Sales and Marketing from May 1997 until November 1998 and as our Vice President, Sales from November 1998 until February 1999. Since February 1999, Mr. Haas has served as our Executive Vice President Sales. Mr. Haas has over fourteen years of sales and business development experience with Intel where he held various positions from July 1982 to April 1997. At Intel, Mr. Haas served as manager of corporate business development, focusing on opportunities in the broadband computer communications area, and played a principal role in the development of our Residential Broadband strategy for telephone and satellite companies (DSL, Fiber-to-the-Curb and satellite modems).

   Catherine Hemmer joined us in August 1998. She served as our Vice President, Operations until February 1999 and has served as our President, Operations since that date. From 1996 to August 1998, she was Vice President, Network Reliability and Operations at U S WEST Communications, Inc. From 1995 to 1996, she served as General Manager, Network provisioning at Ameritech Services, Inc., a telecommunications company. From 1987 to 1995, she served in various capacities, including Vice President, Network Services, at MFS Telecom, Inc. From 1987 to 1988, she served as Senior Manager, Management Information Systems at Chicago Fiber Optic Corporation d/b/a Metropolitan Fiber Systems of Chicago, Inc., a start-up venture developing a market niche for fiber optic local access networks.

   Dhruv Khanna is one of our founders. He served as our Vice President, General Counsel and Secretary from October 1996 until February 1999 and has served as our Executive Vice President, General Counsel and Secretary since that date. He was an in-house counsel for Intel's communications products division and its Senior Telecommunications Attorney between 1993 and 1996. Between 1987 and 1993, Mr. Khanna was an associate at Morrison & Foerster where his clients included Teleport Communications Group (now AT&T), McCaw Cellular Communications, Inc. (now AT&T Wireless), and Southern Pacific Telecom (now Qwest). Mr. Khanna has extensive experience with regulatory matters, litigation and business transactions involving the RBOCs and other telecommunications companies. While at Intel, he helped shape the computer industry's positions on the Telecommunications Act of 1996 and the FCC's rules implementing the 1996 Act.

   Robert Roblin joined us in November 1998. He served as our Vice President, Marketing until February 1999 and has served as our Executive Vice President, Marketing since that date. Prior to joining us, he was Executive Vice President of Marketing at Adobe Systems, Inc. from 1996 to November 1998. From 1994 to 1996, Mr. Roblin served as Vice President and General Manager of Marketing of the Consumer Division of IBM

Corporation. Between 1992 and 1994, Mr. Roblin was the Vice President of Marketing of Pensoft, a start-up pen-based software company that produced a database-driven personal information manager.

   Robert Hawk has served as a member of our board of directors since April 1998. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of U S WEST Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of U S West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of Xylan Corporation, PairGain Technologies, Inc., Premisys Communications, Concord Communications and Radcom.

   Henry Kressel has served as a member of our board of directors since July 1997. Dr. Kressel has been with E.M. Warburg, Pincus & Co., LLC since 1983 and is currently a managing director of the firm. He is also a partner of Warburg, Pincus & Co., the general partner of Warburg, Pincus Investors, L.P. Prior to that time, he served as Staff Vice President of the RCA Corporation responsible for research and development of optoelectronics, semiconductors and related software and technologies. Dr. Kressel serves as a director of Earthweb, Inc., Level One Communications, Inc., IA Corporation, NOVA Corporation, Inc. and several privately held companies.

   Joseph Landy has served as a member of our board of directors since July 1997. Mr. Landy has been with E.M. Warburg, Pincus & Co., LLC since 1985 and is currently a managing director of the firm. Throughout his career at E.M. Warburg, Pincus & Co., LLC, Mr. Landy has focused primarily on investments in information technology and specialty semiconductors. Mr. Landy is a director of two publicly traded companies, Indus International, Inc. and Level One Communications, Inc., and of several privately held companies.

   Daniel Lynch has served as a member of our board of directors since April 1997. Mr. Lynch is also a founder of CyberCash, Inc. and has served as chairman of its board of directors since August 1994. From December 1990 to December 1995, he served as Chairman of the board of directors of Softbank Forums, a provider of education and conference services for the information technology industry. Mr. Lynch founded Interop Company in 1986, which is now a division of ZD Comdex and Forums. Mr. Lynch is a member of the Association for Computing Machinery and the Internet Society. He is also a member of the Board of Trustees of the Santa Fe Institute, the Bionomics Institute and CommerceNet. He previously served as Director of the Information Processing Division for the Information Sciences Institute in Marina del Rey, where he led the Arpanet team that made the transition from the original NCP protocols to the current TCP/IP based protocols. He has served as a director of Exodus Communications since January 1998. Mr. Lynch previously served as a member of the board of directors at UUNET Technologies from April 1994 until August 1996.

   Frank Marshall has served as a member of our board of directors since October 1997. Mr. Marshall currently serves on the board of directors of PMC-Sierra Inc. and several private companies. Mr. Marshall also serves on the technical advisory board of several high technology private companies. He is a member of the InterWest Partners Advisory Committee and a Venture Partner at Sequoia Capital. From 1992 to 1997, Mr. Marshall served as Vice President of Engineering and Vice President and General Manager, Core Business Unit of Cisco Systems Inc. From 1982 to 1992, he served as Senior Vice President, Engineering at Convex Computer Corporation.

   Rich Shapero has served as a member of our board of directors since July 1997. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Senior Director of Marketing at AST, and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Powerwave Corporation.

Classified Board

   The board of directors is divided into three classes. The term of office and directors consisting of each class is as follows:

   Class     Directors            Term of Office
   -----     ---------            --------------
   Class I                        . expires at the annual meeting of
             Daniel Lynch           stockholders in 2000 and at each third
             Rich Shapero           succeeding annual meeting thereafter

   Class II  Henry Kressel        . expires at the annual meeting of
             Frank Marshall         stockholders in 2001 and at each third
             Charles McMinn         succeeding annual meeting thereafter

   Class III Robert Hawk          . expires at the annual meeting of
             Robert Knowling, Jr.   stockholders in 2002 and at each third
             Joseph Landy           succeeding annual meeting thereafter

   The classification of directors has the effect of making it more difficult to change the composition of the board of directors.

Board Committees

   In April 1998, our board of directors established an audit committee and a compensation committee. The audit committee consists of two of our outside directors, Messrs. Landy and Lynch. The audit committee's primary responsibilities include:

  . conducting a post-audit review of the financial statements and audit findings;

  . reviewing our independent auditors proposed audit scope and approach; and

  . reviewing on a continuous basis the adequacy of our system of internal accounting controls.

   The compensation committee also consists of two of our outside directors, Dr. Kressel and Mr. Shapero. The primary responsibilities of the compensation committee include:

  . reviewing and determining the compensation policy for our executive officers and directors, and other employees as directed by the board of directors;

  . reviewing and determining all forms of compensation to be provided to our executive officers; and

  . reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for our employees and the criteria by which bonuses to our employees are determined.

Compensation Committee Interlocks and Insider Participation

   No member of our board of directors or of its compensation committee serves as an executive officer of any entity that has one or more of our executive officers serving as members of its board of directors or board of directors compensation committee. No such interlocking relationship has existed in the past. See "Certain Relationships and Related Transactions" for a description of transactions between us and entities affiliated with members of our compensation committee.

Director Compensation

   Except for grants of stock options subject to vesting and restricted stock subject to repurchase, our directors generally do not receive compensation for services provided as a director. We do not pay additional amounts for committee participation or special assignments of our board of directors, except for reimbursement of expenses in attending board of directors and committee meetings.

Executive Compensation

   The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer or was one of our four other most highly compensated executive officers (collectively, the "Named Executive Officers") during the fiscal years ended December 31, 1997 and December 31, 1998.

                          Summary Compensation Table

                                                    Long-Term
                                                   Compensation
                                                   ------------
                                   Annual
                                Compensation
                              --------------------  Securities
Name and Principal                                  Underlying     All Other
Position                 Year  Salary      Bonus   Options/SARs Compensation(1)
------------------       ---- --------    -------- ------------ --------------
Robert Knowling, Jr. ... 1998 $180,768(4) $750,000  2,100,000        $196
 President and Chief     1997      --          --         --          --
 Executive Officer(2)

Charles McMinn ......... 1998 $167,019    $ 15,764        --         $286
 Chairman, Board of      1997   87,500(4)      --         --          126
 Directors(3)

Rex Cardinale .......... 1998 $144,451    $ 15,764        --         $281
 Vice President,         1997   73,233(4)      --         --          126
 Engineering

Charles Haas............ 1998 $133,615    $ 15,962        --         $269
 Vice President, Sales   1997   70,000(4)      --         --          126

Dhruv Khanna............ 1998 $133,615    $ 15,943        --         $269
 Vice President, General 1997   70,000(4)      --         --          126
 Counsel and Secretary

Timothy Laehy........... 1998 $129,327    $ 16,189        --         $269
 Chief Financial         1997   45,000(4)      --         --          126
 Officer, Treasurer and
 Vice President, Finance

--------
(1) The dollar amount in this column represents premium payments we made for life insurance policies.
(2) Mr. Knowling assumed the offices of President and Chief Executive Officer in July 1998.
(3) Mr. McMinn stepped down as our President and Chief Executive Officer and assumed the position of Chairman of our board of directors in July 1998.
(4) Based on annual salaries of $150,000 and $140,000 for Messrs. McMinn and Cardinale, respectively, and $120,000 for Messrs. Haas, Khanna and Laehy.

Option Grants in Last Fiscal Year

   The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 1998 to Robert Knowling, Jr., our President and Chief Executive Officer. Stock options were not granted to any other Named Executive Officer during 1998.

                             Option Grants in 1998

                                             Individual Grants
                         ---------------------------------------------------------
                                                                                   Potential Realizable
                                                                                     Value at Assumed
                                                                                   Annual Rates of Stock
                             Number of      Percent of Total                        Price Appreciation
                             Securities      Options Granted  Exercise             for Option Term($)(3)
                         Underlying Options  to Employees in  Price Per Expiration ---------------------
Name                       Granted(#)(1)    Fiscal 1998(%)(2) Share($)     Date        5%        10%
----                     ------------------ ----------------- --------- ---------- ---------- ----------
Robert Knowling, Jr.....     2,100,000            22.45%        $1.00    7/7/2006  $1,002,656 $2,401,537

--------
(1) These options become exercisable over a four-year period, with 12.5% of the option shares vesting on the six month anniversary of the grant date and the remainder vesting in 42 equal monthly installments. All the options have a term of eight years, subject to earlier termination in certain situations related to termination of employment. See "1997 Stock Plan."

(2) Based on an aggregate of 9,352,978 options we granted during 1998 pursuant to our 1997 Stock Plan.
(3) These amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The potential realizable values are calculated by assuming that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the granted options. The assumed 5% and 10% rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

   The following table sets forth the number and value of shares of our common stock underlying the unexercised options held by Robert Knowling, Jr., our President and Chief Executive Officer. As of December 31, 1998, no stock options have been granted to any other Named Executive Officer.

                             Number of Securities              Value of Unexercised
                            Underlying Unexercised            In-the-Money Options at
                         Options at December 31, 1998            December 31, 1998(1)
                         ---------------------------------   -------------------------
          Name            Exercisable     Unexercisable      Exercisable Unexercisable
          ----           -------------   -----------------   ----------- -------------
Robert Knowling, Jr.....             --            2,100,000     --       $35,700,000

--------
(1) The value is calculated on the basis of $18.00 per share, our initial public offering price, less the aggregate exercise price.

Employment Agreements and Change in Control Arrangements

   We have entered into a written employment agreement with Robert Knowling, Jr., our President and Chief Executive Officer. The agreement provides that Mr. Knowling will receive compensation in the form of a $400,000 annual base salary and a $250,000 minimum annual bonus. Mr. Knowling received (i) a signing bonus of $1,500,000, one half of which was paid when he began working for us, and the remaining half of which will be paid once he has worked for us for one full year (July 1999) or, before then, upon a change of control (as that term is defined in the agreement), and (ii) stock options to purchase 2,100,000 shares of our common stock at an exercise price of $1.00 per share. If we terminate Mr. Knowling's employment relationship without cause (as that term is defined in the agreement), or if Mr. Knowling resigns for good reason (as that term is defined in the agreement), we must continue to pay Mr. Knowling's annual salary and targeted bonus for a period of two years after the date of termination so long as Mr. Knowling does not become employed by one of our direct competitors. Mr. Knowling has agreed to be bound by customary confidentiality provisions during the term of his employment. As provided in the agreement, in August 1998 we loaned Mr. Knowling $500,000 pursuant to a secured promissory note that bears no interest during his employment. The loan has provisions for forgiveness based on continued employment and matures in four years, subject to acceleration in certain events. See "Certain Relationships and Related Transactions--Employee Loans."

   We have entered into written employment agreements with Dhruv Khanna and Rex Cardinale whereby we have agreed to hire each employee for a two-year term. Pursuant to the employment agreements, Messrs. Khanna and Cardinale currently receive compensation in the form of annual base salaries of $160,000 and bonuses to be determined by our board of directors or our compensation committee. The employment commencement date for both Messrs. Khanna and Cardinale was July 15, 1997. During the two-year term, these employees can only be terminated for cause (as that term is defined in their agreements), at which time they will only be eligible for benefits in accordance with our established policies. After the two-year term, the employment relationship may be terminated by us or the employee with or without cause. If we terminate Mr. Khanna's or Mr. Cardinale's employment relationship without cause, we must continue to pay such employee's salary and benefits as he received immediately before termination for a period of six months after the date of termination. Under the employment agreements, Messrs. Khanna and Cardinale have agreed, during the terms of their employment with us, not to (i) open or operate a business which is then in competition with ours, (ii) act as an employee, agent, advisor or consultant of any of our then existing competitors, or (iii) take any action to divert our business or influence any of our existing customers to cease doing business with us or to alter its then existing business relationship with us.

   With respect to all options granted under our 1997 Stock Plan, in the event that we merge with or into another corporation resulting in a change of control involving a shift in 50% or more of the voting power of our capital stock, or the sale of all or substantially all of our assets, the options will fully vest and become exercisable one year after the change of control or earlier in the event the individual is constructively terminated or terminated without cause or in the event the successor corporation refuses to assume the options. See "--1997 Stock Plan."

   We have also entered into restricted stock purchase agreements with certain of our officers and directors. The shares of our common stock issued pursuant to these restricted stock purchase agreements are subject to our right of repurchase which lapses in accordance with the vesting schedule of the agreements. The agreements also include similar provisions to the stock options, providing for accelerated vesting in the event of a change of control. See "Certain Relationships and Related Transactions--Issuance of Common Stock."

1997 Stock Plan

   Our 1997 Stock Plan was adopted by our board of directors and the stockholders in July 1997. The number of shares of our common stock which are reserved for issuance under the 1997 Stock Plan is 15,520,342 shares, plus an annual increase beginning in January 2000, equal to the lesser of (i) 3% of the outstanding shares on such date or (ii) an amount determined by our board of directors. The annual increase is subject to adjustment upon changes in our capitalization. The 1997 Stock Plan provides for the granting to employees (including officers and directors) of qualified "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the granting to employees (including officers and directors) and consultants of nonstatutory stock options. The 1997 Stock Plan also provides for the granting of stock purchase rights ("SPRs"). As of March 15, 1999, options to purchase an aggregate of 11,383,597 shares were outstanding and 2,502,837 shares remained available for future grants.

   The 1997 Stock Plan is administered by our board of directors or a committee appointed by the board of directors. The administrator of the 1997 Stock Plan has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the administrator has the authority to amend, suspend or terminate the 1997 Stock Plan, provided that no such action may affect any shares of our common stock previously issued and sold or any option previously granted under the 1997 Stock Plan. We may grant each optionee a maximum of 2,000,000 shares covered by option during a fiscal year and an additional 2,000,000 shares covered by option in connection with an optionee's initial employment. Options generally vest at a rate of 12.5% of the shares subject to the option on the date six months following the grant date and 1/48th of the shares subject to the option at the end of each one-month period thereafter and generally expire eight years from the date of grant.

   Options and SPRs granted under the 1997 Stock Plan generally are not transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan generally must be exercised within thirty days after the end of optionee's status as our employee, director or consultant, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

   In the case of SPRs, unless the administrator determines otherwise, restricted stock purchase agreements must grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreements will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness owed to us by the purchaser. Repurchase options lapse at a rate determined by the administrator.

   The exercise price of all incentive stock options granted under the 1997 Stock Plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1997 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1997 Stock Plan may not exceed ten years.

   All stock options and restricted stock grants to officers, employees, directors and consultants provide that in the event we merge with or into another corporation resulting in a change of control involving a shift in 50% or more of the voting power of our capital stock, or the sale of all or substantially all of our assets, the options will fully vest and become exercisable one year after the change of control. In the event the individual is constructively terminated or terminated without cause or in the event that the successor corporation refuses to assume or substitute the options, the options will fully vest and become exercisable at that time.

1998 Employee Stock Purchase Plan

   Our 1998 Employee Stock Purchase Plan was adopted by our board of directors in December 1998, and approved by the stockholders in January 1999. A total of 1,000,000 shares of our common stock have been reserved for issuance under this plan, plus annual increases equal to the lesser of (i) 2% of the outstanding shares on such date or (ii) an amount determined by the board of directors. To date, no shares have been issued under the 1998 Employee Stock Purchase Plan, however, a significant number of employees have enrolled as participants in this plan.

   The 1998 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first offering period which commenced on the first trading day after our initial public offering (January 22, 1999) and ends on the last trading day on or before October 31, 2000.

   Employees are eligible to participate if they are customarily employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. However, no employee may be granted a right to purchase stock under the 1998 Employee Stock Purchase Plan
(i) to the extent that, immediately after the grant of the right to purchase stock, the employee would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (ii) to the extent that his or her rights to purchase stock under all our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year. The 1998 Employee Stock Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 12% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

   Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each purchase period. The price of stock purchased under the 1998 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of our common stock (i) at the beginning of the offering period or (ii) at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment.

   Rights to purchase stock granted under the 1998 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The 1998 Employee Stock Purchase Plan provides that, in the event we merge with or into another corporation or sell substantially all of our assets, each outstanding right to purchase stock may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding rights to purchase stock, the offering period then in progress will be shortened and a new exercise date will be set.

   Our board of directors has the authority to amend or terminate the 1998 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the plan. Our board of directors may terminate an offering period on any exercise date if it determines that the termination of the plan is in our best interests and the best interest of our stockholders. The board of directors may in its sole discretion amend the plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless sooner terminated by our board of directors, the plan will automatically terminate ten years from the effective date of our initial public offering.

Management Bonus Plan

   On July 22, 1998, our board of directors approved its Executive Bonus Performance Plan. Under this plan, each of our officers receives a cash bonus up to a designated percentage of their annual base salary depending upon the extent to which specific performance metrics are achieved.

Limitation on Liability and Indemnification Matters

   Our Amended and Restated Certificate of Incorporation limits the liability of our directors to the maximum extent permitted by Delaware law, and our Bylaws provide that we will indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, the indemnification of directors, officers or persons that control us for liabilities arising under the Securities Act pursuant to the above mentioned provisions is against public policy as expressed in the Securities Act and is therefore unenforceable.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Series C Preferred Stock and Warrant Subscription Agreement

   On February 20, 1998, we entered into a Series C Preferred Stock and Warrant Subscription Agreement (the "Subscription Agreement") with Warburg and Crosspoint. Under this agreement, Warburg and Crosspoint unconditionally agreed to purchase an aggregate of 5,764,143 shares of our series C preferred stock and warrants to purchase an aggregate of 4,729,500 shares of our series C preferred stock for an aggregate purchase price of $16.0 million at a date that we were to determine but, in any event, not later than March 11, 1999. We agreed to either call this commitment or complete an alternate equity financing of at least $16.0 million by March 11, 1999. A proposed alternate equity financing providing for a price per share greater than or equal to $2.7767 and including securities that are equal in right with, or more favorable to us than, our series C preferred stock as set forth in our Amended and Restated Certificate of Incorporation required approval by a majority of our disinterested directors. A proposed alternate equity financing providing for a price per share of less than $2.7767 or involving securities whose terms are less favorable to us than our series C preferred stock required unanimous approval by our entire board of directors. In consideration of this commitment, we issued to Warburg and Crosspoint warrants to purchase an aggregate of 1,694,148 shares of our common stock at a purchase price of $0.0033 per share. The parties have agreed that the stock purchases by AT&T Ventures and NEXTLINK constitute an alternate equity financing. As a result, we did not issue and sell our series C preferred stock and warrants to purchase series C preferred stock to Warburg and Crosspoint. Dr. Henry Kressel and Mr. Joseph Landy, two of our directors, are affiliated with Warburg, and Mr. Shapero, also one of our directors is affiliated with Crosspoint.

   On April 24, 1998, the Subscription Agreement was amended pursuant to an Assignment and Assumption Agreement to which we were a party along with Warburg, Crosspoint and Mr. Hawk. By the terms of this agreement, Warburg and Crosspoint assigned to Mr. Hawk their obligation to purchase 36,015 shares of our series C preferred stock and 29,559 warrants to purchase series C preferred stock for an aggregate purchase price of $100,001.65. On the same date, Mr. Hawk purchased 36,015 shares of our series C preferred stock at a price per share of $2.7767. As a result of this amendment, the aggregate obligation of Warburg and Crosspoint to purchase our series C preferred stock and warrants to purchase series C preferred stock was reduced from 5,764,143 shares to 5,728,128 shares and from 4,729,500 shares to 4,699,941 shares, respectively, for an aggregate purchase price of $15.9 million (reduced from $16.0 million). On the same date, the Amended and Restated Stockholder Rights Agreement dated March 11, 1998 was amended to add Mr. Hawk as a party.

   The warrants to purchase our common stock issued upon the signing of the Subscription Agreement had five-year terms (but had to be exercised prior to the closing of our initial public offering), had purchase prices of $0.0033 per share were immediately exercisable and contained net exercise provisions. Prior to our initial public offering, Warburg and Crosspoint exercised their warrants to purchase series C preferred stock for 1,355,070 and 338,829 shares of our common stock.

   On March 11, 1998, we amended the Stockholder Rights Agreement, to extend the rights held by Warburg, Crosspoint and Intel to our warrants to purchase common stock, series C preferred stock and warrants to purchase series C preferred stock issued or issuable to Warburg, Crosspoint and Intel pursuant to the Subscription Agreement.

The Intel Stock Purchase

   As provided in the Subscription Agreement, Intel purchased 360,144 shares of our series C preferred stock and warrants to purchase 295,500 shares of our series C preferred stock for an aggregate purchase price of $1.0 million concurrently with the closing of the issuance of the 1998 discount notes in March 1998. We did not have any obligation to issue the warrants to purchase series C preferred stock to Intel until such time as Warburg and Crosspoint funded their respective commitments under the Subscription Agreement. The parties agreed that our initial public offering constituted an alternate equity financing and, therefore, we will not issue the warrants to purchase series C preferred stock to Intel. In connection with its agreement to purchase such series C preferred stock and warrants to purchase series C preferred stock, we issued to Intel warrants to purchase an aggregate of 105,852 shares of our common stock at a purchase price of $0.0033 per share. Prior to our initial public offering, Intel exercised their warrants for 105,852 shares of our common stock.

Transactions in Connection with the Formation of the Delaware Holding Company

   We were originally incorporated in California as Covad Communication Company ("Covad California") in October 1996. In July 1997, we were incorporated in Delaware as part of our strategy to operate through a holding company structure and to conduct substantially all of our operations through subsidiaries. To effect the holding company structure, in July 1997 we entered into an Exchange Agreement with the existing holders of the common stock and series A preferred stock of Covad California to acquire all of such stock in exchange for a like number of shares of our common and preferred stock, so that after giving effect to the exchange Covad California became our wholly-owned subsidiary. In addition, we entered into an Assumption Agreement pursuant to which we assumed certain outstanding obligations of Covad California, including a $500,000 demand note issued to Warburg and certain commitments to issue stock options to two of our consultants.

   In connection with the Exchange Agreement, three of our officers, Messrs. McMinn, Khanna and Haas, each exchanged 3,000,000 shares of common stock of Covad California, originally purchased for $0.0042 per share, for a like number of our shares of common stock pursuant to restricted stock purchase agreements. In addition, Mr. Lynch, one of our directors, exchanged 144,000 shares of common stock of Covad California, originally purchased for $0.0333 per share, for a like number of our shares of common stock pursuant to a restricted stock purchase agreement. The common stock issued to Messrs. McMinn, Khanna, Haas and Lynch are generally subject to vesting over a period of four years. This vesting is subject to acceleration upon a change of control involving a merger, sale of all or substantially all our assets or a shift in 50% or more of the voting power of our capital stock. Our repurchase rights lapse one year after the change of control or earlier in the event the individual is constructively terminated or terminated without cause, or in the event the successor corporation refuses to assume the agreements.

Issuance of Common Stock

   On July 15, 1997, we issued 1,125,000 shares of our common stock to Mr. Cardinale, one of our officers, for a purchase price of $0.0333 per share. On August 30, 1997, we issued 345,000 shares of our common stock to Mr. Laehy, one of our officers, for $0.05 per share. On October 14, 1997, we issued 144,000 shares of our common stock to Mr. Marshall, one of our directors, for a purchase price of $0.05 per share. On April 24, 1998, we issued 96,000 shares of our common stock to Mr. Hawk, one of our directors, for a purchase price of $0.6667 per share. On August 28, 1998, we issued 40,000 shares of our common stock to Mr. Hawk for a purchase price of $5.75 per share. The shares of our common stock issued to Messrs. Cardinale, Laehy, Marshall and Hawk were issued pursuant to restricted stock purchase agreements which contain vesting and change of control provisions similar to those contained in the above-described restricted stock purchase agreements of Messrs. McMinn, Khanna, Haas and Lynch.

Issuance of Series A Preferred Stock

   On June 30, 1997 Covad California issued 150,000 shares of series A preferred stock to each of Messrs. McMinn, Khanna and Haas and 300,000 shares of series A preferred stock to Mr. Lynch for a purchase price of $0.3333 per share. In July 1997, these shares were exchanged for a like number of our shares of series A preferred stock pursuant to the Exchange Agreement.

Issuance of Series B Preferred Stock

   In July 1997, we sold an aggregate of 17,000,001 shares of our series B preferred stock, of which 12,000,000 shares were sold to Warburg, 3,000,000 shares were sold to Crosspoint and 2,000,001 shares were sold to Intel. The purchase price of our series B preferred stock was $0.50 per share. A portion of the purchase price of the series B preferred stock was paid by cancellation of a $500,000 demand note issued to Warburg in June 1997. Messrs. Kressel and Landy, each of whom currently serve as members of our board of directors, are affiliated with Warburg. Mr. Shapero, who currently serves on our board of directors, is affiliated with Crosspoint.

   On February 12, 1998, we sold an additional 100,002 shares of series B preferred stock at a purchase price of $1.00 per share to Mr. Marshall, one of our directors.

The Strategic Investments and Relationships

   In January 1999, we received equity investments from AT&T Ventures, NEXTLINK and Qwest. AT&T Ventures purchased an aggregate of 1,500,583 shares of our series C-1 preferred stock at $2.7767 per share and an aggregate of 1,157,408 shares of our series D-1 preferred stock at $18.00 per share. These purchases represent an aggregate investment of $25 million, of which $11 million was invested by AT&T Venture Fund II, LP and $14 million was invested by the two affiliated funds. NEXTLINK purchased 1,200,466 shares of our series C-1 preferred stock at $2.7767 per share and 925,926 shares of our series D-1 preferred stock at $18.00 per share, representing an investment of $20 million. Qwest purchased 900,349 shares of our series C-1 preferred stock at $2.7767 per share and 694,445 shares of our series D-1 preferred stock at $18.00 per share, representing an aggregate investment of $15 million. At the completion of our initial public offering, our series C-1 preferred stock converted into our class B common stock on a one-for-one basis. The series D-1 preferred stock also converted into our class B common stock at that time on a one-for-one basis. These strategic investors have each agreed not to transfer any of our series C-1 preferred stock, series D-1 preferred stock or class B common stock to any non-affiliated third party until January 2000. They have also each agreed not to acquire more than 10% of our voting stock without our consent until January 2002. In addition, until January 2002, they have agreed to vote any voting securities it holds as recommended by our board of directors.

   Concurrently with these strategic equity investments, we entered into commercial agreements with AT&T, NEXTLINK and Qwest. These agreements provide for the purchase, marketing and resale of our services at volume discounts, our purchase of fiber optic transport bandwidth at volume discounts, collocation of network equipment and development of new DSL services. These agreements have terms ranging from six months to several years subject to earlier termination in certain circumstances. We cannot predict the number of line orders that AT&T, NEXTLINK or Qwest will generate, if any, whether line orders will be below our expectations or the expectations of, AT&T, NEXTLINK or Qwest or whether AT&T, NEXTLINK or Qwest will discontinue selling our services entirely.

Equipment Lease Financing

   Through December 31, 1998, we have incurred a total of $860,000 of equipment lease financing obligations (including principal and interest) through a sale lease-back transaction with Charter Financial, Inc.. Through December 31, 1998, we have made total payments of approximately $331,000 to Charter Financial on these obligations. Warburg, one of our principal stockholders, owns a majority of the capital stock of Charter Financial. We believe that the terms of the lease financing with Charter Financial were completed at rates similar to those available from alternative providers. Our belief that the terms of the sale lease-back arrangement are similar to those available from alternative providers is based on the advice of our officers who reviewed at least two alternative proposals and who reviewed and negotiated the terms of the arrangement with Charter Financial.

Vendor Relationship

   Crosspoint, one of our principal stockholders, owns approximately 12% of the capital stock of Diamond Lane, one of our vendors. Our payments to Diamond Lane through December 31, 1998 totaled approximately

$5,844,000. We believe that the terms of its transactions with Diamond Lane were completed at rates similar to those available from alternative vendors. This belief is based on our management team's experience in obtaining vendors and the fact that we sought competitive bidders before entering into the relationship with Diamond Lane.

Registration Rights

   Certain holders of our common stock are entitled to registration rights. Pursuant to the Stockholder Rights Agreement holders of 20,075,285 shares of common stock and holders of 6,379,177 shares of class B common stock (collectively, the "Rights Holders") are entitled to certain rights with respect to the registration under the Securities Act of the shares of common stock held by them or issuable upon conversion of the class B common stock. The class B common stock may be converted into common stock at the election of the holder commencing January 2000. The Rights Holders are entitled to demand, "piggy-back" and S-3 registration rights, subject to certain limitations and conditions. The number of securities requested to be included in a registration involving the exercise of demand and "piggy-back" rights are subject to a pro rata reduction based on the number of shares of common stock held by each Rights Holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering. The registration rights terminate as to any Rights Holder at the later of (i) three years after our initial the offering made hereby or (ii) such time as such Rights Holder may sell under Rule 144 in a three month period all registrable securities then held by such Rights Holder.

   Pursuant to the Warrant Registration Rights Agreement dated March 11, 1998, between us and Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, holders of the warrants that were issued in connection with our senior discount note offering in March 1998 are entitled to certain registration rights with respect to the shares of common stock issuable upon exercise of such warrants. The warrant holders are entitled to demand and "piggy-back" registration rights, subject to certain limitations and conditions. Like the Rights Holders, the number of securities that a warrant holder may request to be included in a registration involving an exercise of its demand or "piggy-back" rights is subject to a pro rata reduction. Such a reduction will be based upon the number of shares held by each warrant holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises us that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering.

Employment Agreements

   We have entered into employment agreements with certain of our officers. See "Executive Compensation--Employment Agreements and Change in Control Arrangements."

Employee Loans

   In August 1998, we loaned Robert Knowling, Jr., our President and Chief Executive Officer, the principal amount of $500,000 pursuant to a Note Secured by Deed of Trust, which was secured by certain real property of Mr. Knowling. The entire principal balance of this note becomes due and payable in one lump sum on August 14, 2002. No interest is charged on the note. This note has provisions for forgiveness based on continued employment and is subject to acceleration in certain events.

   In October 1998, we loaned Catherine Hemmer, our Vice President, Operations, and her husband, one of our employees, the principal amount of $600,000 pursuant to a Note Secured By Deed of Trust, which was secured by certain real property of the Hemmers. The outstanding principal balance of this note becomes due in four equal annual installments commencing August 10, 1999, with the last installment due on August 10, 2002. No interest is charged on the note. This note has provisions for forgiveness based upon continued employment of each of the Hemmers and is subject to acceleration in certain events.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding ownership of our common stock as of March 15, 1999 by:

     (i)each Named Executive Officer,

     (ii)each of our directors,

     (iii)all of our executive officers and directors as a group, and

     (iv)all persons who directly own 5% or more of our common stock.

   Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants that are exercisable within 60 days of March 15, 1999 as described in the footnotes below. Percentage ownership is calculated pursuant to SEC Rule 13d-3(d)(1). Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Covad Communications Group, Inc., 2330 Central Expressway, Santa Clara, CA 95050.

                           Number of
                             Shares     Percentage
                          Beneficially Beneficially
Beneficial Owner            Owned(1)     Owned(1)
----------------          ------------ ------------
Robert Knowling Jr.(2)..      432,500       1.0%
Charles McMinn(3).......    3,027,052       7.2
Robert Hawk(4)..........      178,015       *
Henry Kressel(5)........   13,366,056      31.6
Joseph Landy(5).........   13,366,056      31.6
Daniel Lynch(6).........      462,439       1.1
Frank Marshall(6).......      262,215       *
Rich Shapero(7).........    3,349,075       7.9
Rex Cardinale...........    1,125,000       2.7
Charles Haas(8).........    3,027,052       7.2
Dhruv Khanna(9).........    3,027,053       7.2
Timothy Laehy(10).......      345,000       *
All executive officers
 and directors as a
 group(11)..............   28,650,796      67.0
Warburg, Pincus
 Ventures, L.P. (12)....   13,366,056      31.6
Crosspoint Venture
 Partners 1996 (13).....    3,349,075       7.9
Intel Corporation (14)..    2,472,828       5.9

--------
* Represents beneficial ownership of less than 1% of our outstanding voting stock.

(1) The percentages are based on 42,271,466 outstanding shares of common stock as of March 15, 1999. Not included in this table are 6,379,177 outstanding shares of our class B common stock which are non-voting. These shares are held by certain strategic investors. See "Certain Relationships and Related Transactions--The Strategic Investments and Relationships."

(2) Consists of 432,500 shares of common stock subject to options exercisable within 60 days of March 15, 1999.
(3) Includes 475,000 shares of common stock held by a trust for the benefit of two members of Mr. McMinn's immediate family, who also serve as co-trustees. Mr. McMinn disclaims beneficial ownership of the shares of common stock held by such trust.

(4) Includes 6,000 shares of common stock subject to options exercisable within 60 days of March 15, 1999.

(5) All of the shares indicated are owned of record by Warburg and are included because of Dr. Kressel's and Mr. Landy's affiliation with Warburg. Dr. Kressel and Mr. Landy disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. The address of Dr. Kressel and Mr. Landy is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017-3147.

(6) Includes 18,000 shares of common stock subject to options exercisable within 60 days of March 15, 1999.

 (7) All of the shares indicated are owned of record by Crosspoint and are included because of Mr. Shapero's affiliation with Crosspoint. Mr. Shapero disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. The address of Mr. Shapero is c/o Crosspoint Venture Partners, The Pioneer Hotel Building, 2925 Woodside Road, Woodside, CA 94062.

 (8) Includes 120,000 shares of common stock held by a limited partnership of which Mr. Haas is a general partner and a limited partner. Mr. Haas disclaims beneficial ownership of the shares of common stock held by such limited partnership except to the extent of his pecuniary interest therein.

 (9) Includes 375,000 shares of common stock held by a limited partnership of which Mr. Khanna is a general partner and a limited partner. Mr. Khanna disclaims beneficial ownership of the shares of common stock held by such limited partnership except to the extent of his pecuniary interest therein.

(10) Includes a total of 30,000 shares of common stock held by three trusts for the benefit of three members of Mr. Laehy's immediate family. Mr. Laehy disclaims beneficial ownership of the shares of common stock held by such trusts.

(11) Includes 523,839 shares of common stock subject to options exercisable within 60 days of March 15, 1999.

(12) The sole general partner of Warburg, Pincus Ventures, L.P. is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Warburg. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP has a 15% interest in the profits of Warburg as a general partner and also owns approximately 1.3% of the limited partnership interests in Warburg. Dr. Kressel and Mr. Landy, two of our directors, are Managing Directors and members of EMW LLC and partners of WP and as such may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg. See Note 5 above. The address of Warburg is c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017-3147.

(13) Mr. Shapero, one of our directors, is affiliated with Crosspoint and as such may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Crosspoint. See Note 7 above. The address of Crosspoint is The Pioneer Hotel Building, 2925 Woodside Road, Woodside, CA 94062.

(14) The address of Intel is 2200 Mission College Boulevard, Mail Stop SC4-210, Santa Clara, CA 95052-8199.

                              THE EXCHANGE OFFER

Purposes of the Exchange Offer

   We sold the old notes to the initial purchasers. The initial purchasers resold the old notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). In issuing the old notes, we agreed to use our reasonable best efforts to cause to become effective within the time period specified in the registration rights agreement dated February 18, 1999, a registration statement with respect to the exchange offer (the "Exchange Offer Registration Statement"). We will file with the SEC a shelf registration statement (the "Shelf Registration Statement") if:

(1) we are not required to file the Exchange Offer Registration Statement or permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of old notes notifies us prior to the 20th day following the consummation of the exchange offer that:

  (a) it is prohibited by law or SEC policy from participating in the exchange offer; or

  (b) it may not resell the new notes it acquired in the exchange offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

  (c) it is a broker-dealer and owns old notes acquired directly from us or one of our affiliates.

The Shelf Registration Statement will cover resales of old notes by holders who have provided certain information required by us in connection with the Shelf Registration Statement.

   We are making the exchange offer to satisfy our obligations under the registration rights agreement. Once the exchange offer is complete, we will have no further obligation to register any of the old notes not tendered by the holders for exchange. See "Risk Factors--Consequences of not tendering old notes in the exchange offer." We filed a copy of the Registration Rights Agreement as an exhibit to the registration statement of which this prospectus is a part.

   We believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by their holders without compliance with the registration and prospectus delivery provisions of the Securities Act. Our belief is based on an interpretation by the staff of the SEC set forth in the staff's Exxon Capital Holdings Corp. SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc. SEC No-Action Letter (available June 5, 1991), Shearman & Sterling SEC No-Action Letter (available July 7, 1993), and other no-action letters issued to third parties. Any holder who is an "affiliate" of ours or who intends to participate in the exchange offer for the purpose of distributing the new notes:

(1) cannot rely on the interpretation by the staff of the SEC set forth in the above referenced no-action letters,

(2) cannot tender its old notes in the exchange offer, and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the old notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

In addition, each broker-dealer that holds old notes acquired for its own account as a result of market-making or other trading activities (a "Participating Broker-Dealer") that receives new notes for its own account in exchange for old notes not acquired directly from us must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

   Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

Terms of the Exchange Offer

   General. Upon the terms and subject to the conditions of the exchange offer described in this prospectus and the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. Old notes may be tendered only in integral multiples of $1,000 principal amount.

   As of April 22, 1999, there was $215,000,000 of aggregate principal amount of the old notes outstanding. We are sending this prospectus, together with the letter of transmittal to all registered holders of old notes as of April 26, 1999.

   We arranged for the old notes to be issued and transferable in book-entry form through the facilities of The Depository Trust Company acting as depositary. The new notes will also be issued and transferable in book-entry form through DTC. See "--Book-Entry Transfer; Delivery and Form."

   We will accept validly tendered old notes by giving oral (confirmed in writing) or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us.

   If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, the certificates for any such unaccepted old notes will be returned, without expense, to the holder tendering them or the appropriate book-entry transfer will be made, in each case, as promptly as practicable after the expiration date.

   You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes tendered in the exchange offer. We will pay the expenses, other than certain applicable taxes, of the exchange offer. See "-- Fees and Expenses."

   We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

   Expiration Date; Extensions; Amendments. The "expiration date" is May 26, 1999. In our sole discretion, we may extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

   To extend the expiration date, we will notify the exchange agent and the record holders of old notes of any extension by oral (followed by written) notice, before 9:00 a.m., New York City time, on the business day following the previously scheduled expiration date. We may extend the exchange offer for a specified period of time or on a daily basis until 5:00 p.m., New York City time, on the date on which a specified percentage of old notes are tendered.

   We reserve the right to delay accepting any old notes, to extend the exchange offer, to amend the exchange offer or to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions described in "--Conditions" occurs and is not waived. Waiver must be given by oral (confirmed in writing) or written notice to the exchange agent as promptly as practicable. If the exchange offer is amended in a manner we determine to be material, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of such amendment. We will also extend the exchange offer in such circumstances for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders of the old notes, if the exchange offer would otherwise expire during such five to ten business day period.

   We have no obligation to publish, advertise, or otherwise communicate any public announcement of any delay, extension, amendment or termination of the exchange offer, other than by making a timely release to the Dow Jones News Service. We may make such announcement in any additional ways at our discretion.

Interest on the New Notes and the Old Notes

   The old notes will continue to accrue interest at the rate of 12 1/2% per annum through (but not including) the date of issuance of the new notes. Any old notes not tendered or accepted for exchange will continue to accrue interest at the rate of 12 1/2% per annum in accordance with their terms. From and after the date of issuance of the new notes, the new notes will accrue interest at the rate of 12 1/2% per annum. Interest on the new notes and any old notes not tendered or accepted for exchange will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 1999.

Procedures for Tendering

   To tender in the exchange offer, you must follow these steps:

  (a) complete, sign and date the letter of transmittal, or a facsimile of it;

  (b) have the signatures on the letter guaranteed if required by Instruction 3 of the letter of transmittal; and

  (c) mail or otherwise deliver such letter of transmittal or such facsimile, together with the old notes and any other required documents, to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

   If delivery of the old notes is made through book-entry transfer into the exchange agent's account at DTC, you must tender the old notes in accordance with DTC's Automated Tender Offer Program (ATOP) procedures. See "--Book-Entry Transfer; Delivery and Form."

   Your tender of old notes will constitute an agreement between us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

   You must deliver all documents for tender to the exchange agent at its address set forth below. You may also request your brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

   The method of delivery of certificates, the letter of transmittal and all other required documents, is at your option and your sole risk. Documents are delivered only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail, return receipt requested, properly insured, or an overnight delivery service. In all cases, you should allow sufficient time to insure timely delivery.

   Only a holder of old notes may tender such old notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

   If your old notes are registered in the name of your broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If your old notes are so registered and you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

   Signatures on a letter of transmittal or notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the U.S. (an "Eligible Institution"). Signatures do not need to be guaranteed if the old notes are tendered (i) by a registered Holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the letter of transmittal or (ii) for the account of an Eligible Institution.

   If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the letter, such old notes must be endorsed or accompanied by appropriate bond powers signed as the name of the registered holder or holders appears on the old notes.

   If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons must indicate their capacity when signing. Unless waived by us, you must then submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

   We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes acceptance of which would, in the opinion of our counsel, be unlawful for us to accept. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we determine. No one is under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor will any person incur any liability for failure to give such notification. Old notes are not properly tendered until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable after the expiration date.

   In addition, we reserve the right in our sole discretion:

  . to purchase or make offers for any old notes that remain outstanding after the expiration date;

  . to terminate the exchange offer as described in "--Conditions"; and

  . to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

   By tendering, you will represent to us, among other things, that:

  . the new notes you acquire in the exchange offer are being obtained in the ordinary course of your business;

  . you have no arrangement with any person to participate in the distribution of such new notes; and

  . you are not an "affiliate," as defined under Rule 405 of the Securities
    Act, of ours.

   If you are a Participating Broker-Dealer that will receive new notes for your own account in exchange for old notes that were not acquired directly from us, by tendering you will acknowledge that you will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution."

Book-Entry Transfer; Delivery and Form

   The old notes were initially represented:

  . if initially purchased by "qualified institutional buyers" (as such term is defined in Rule 144A under the Securities Act), by two global old notes in fully registered form, all registered in the name of a nominee of DTC; and

  . if held by persons, other than U.S. persons, relying upon Regulation S under the Securities Act, by one global Regulation S old note in fully registered form, all registered in the name of a nominee of DTC for the accounts of Euroclear System and Cedel Bank, societe anonyme.

   The new notes exchanged for the old notes represented by the global old notes and global Regulation S old note will be represented by global new notes in fully registered form, registered in the name of the nominee of DTC.

   The global new notes will be exchangeable for definitive new notes in registered form, in denominations of $1,000 principal amount and integral multiples of $1,000. The new notes in global form will trade in DTC's same-day funds settlement system, and secondary market trading activity in such new notes will therefore settle in immediately available funds.

   We understand that the exchange agent will make a request promptly after the date of this prospectus to establish an account with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Subject to the establishment of this account, any financial institution that is a participant in DTC's system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account with respect to the old notes in accordance with DTC's ATOP procedures for such book-entry transfers. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the exchange for old notes so tendered will be made only after two conditions are met.

   First, DTC must timely confirm (a "Book-Entry Confirmation") such book-entry transfer of the old notes into the exchange agent's account.

   Second, the exchange agent must timely receive a Book-Entry Confirmation with a message, transmitted by DTC and received by the exchange agent and forming part of the Book-Entry Confirmation, which states that DTC has received express acknowledgment from a participant tendering old notes that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that such agreement may be enforced against such participant.

Guaranteed Delivery Procedures

   If your old notes are not immediately available or if you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, you may effect a tender if:

(1) the tender is made through an Eligible Institution;

(2) before the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the old notes, the certificate number or numbers of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal (or facsimile of such letter) together with the certificate(s) representing the old notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal, or a Book-Entry Confirmation, as the case may be, will be delivered by the Eligible Institution to the exchange agent; and

(3) such properly completed and executed letter of transmittal (or facsimile of such letter), as well as the certificate(s) representing all tendered old notes in proper form for transfer and all other documents required by the letter of transmittal, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

   Upon request of the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

   Except as otherwise described in this prospectus, tenders of old notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth in this prospectus before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

(1) specify the name of the person having deposited the old notes to be withdrawn (the "Depositor");

(2) identify the old notes to be withdrawn (including the certificate number or numbers and principal amount at of such old notes);

(3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such old notes into the name of the person withdrawing the tender; and

(4) specify the name in which any such old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures, described above under "-- Procedures for Tendering" at any time before the expiration date.

Conditions

   Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes not accepted for exchange, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of such old notes, if any of the following conditions exist:

(1) the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the SEC;

(2) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might impair our ability to proceed with the exchange offer;

(3) any law, statute, rule or regulation is adopted or enacted which, in our sole judgment, might materially impair our ability to proceed with the exchange offer;

(4) a banking moratorium is declared by U.S. federal or California or New York state authorities which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(5) trading on the New York Stock Exchange or generally in the U.S. over-the-counter market is suspended by order of the SEC or any other governmental authority which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

(6) a stop order is issued by the SEC or any state securities authority suspending the effectiveness of the registration statement or proceedings are initiated or, to our knowledge, threatened for that purpose.

   If any such conditions exist, we may

  . refuse to accept any old notes and return all tendered old notes to exchanging holders;

  . extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes (see "--Withdrawal of Tenders"); or

  . waive certain of such conditions with respect to the exchange offer and accept all properly tendered old notes which have not been withdrawn or revoked.

If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver in a manner reasonably calculated to inform holders of old notes of such waiver.

   The conditions described above are for our sole benefit. We may assert any condition regardless of the circumstances giving rise to any such condition. We may waive any condition in whole or in part at any time and from time to time in our sole discretion. We are not waiving these rights by failing to exercise them. These rights are ongoing and may be asserted at any time and from time to time.

Exchange Agent

   We appointed The Bank of New York as exchange agent for the exchange offer. Send letters of transmittal and notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified
 Mail:                        By Overnight Courier:

Attention: Theresa Gass       Attention: Theresa Gass
Reorganization Section        Reorganization Section
The Bank of New York          The Bank of New York
101 Barclay Street, Floor 7E  101 Barclay Street
New York, New York 10286      Corporate Trust Services Window
                              Ground Floor
                              New York, New York 10286

By Hand:                      By Facsimile:

Attention: Theresa Gass       (212) 815-6339
Reorganization Section        Attention: Theresa Gass
The Bank of New York          Reorganization Section
101 Barclay Street
Corporate Trust Services
 Window                       Confirm by telephone:
Ground Floor                  (212) 815-5942
New York, New York 10286

Fees and Expenses

   We will pay the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of ours and our affiliates and by persons so engaged by the exchange agent.

   We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.

   We will pay the cash expenses to be incurred in connection with the exchange offer. We estimate these cash expenses will aggregate approximately $250,000, including fees and expenses of the exchange agent and the trustee under the indenture and accounting and legal fees.

   We will pay all transfer taxes, if any, applicable to the exchange of old notes in the exchange offer. The amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder if:

(1) certificates representing new notes or old notes for principal amounts at maturity not tendered or accepted for exchange are to be delivered to, or are to be registered in the name of, any person other than the registered holder of the old notes tendered;

(2) tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3) a transfer tax is imposed for any reason other than the exchange of old notes in the exchange offer.

In such circumstances, you must submit satisfactory evidence of payment of such taxes or exception from such taxes with the letter of transmittal or the amount of such transfer taxes will be billed directly to you.

Accounting Treatment

   The new notes will be recorded at the same carrying value as the old notes, which is face value less unamortized original issue discount as reflected in our accounting records on the date of the exchange offer. Accordingly, no gain or loss for accounting purposes will be recognized upon completion of the exchange offer. The issuance costs incurred in connection with the exchange offer will be capitalized and amortized over the term of the new notes.

                         DESCRIPTION OF THE OLD NOTES

General

   The old notes were issued pursuant to the Indenture between the Company and The Bank of New York, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the old notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The old notes are subject to all such terms, and holders of old notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements, including the definitions therein of certain terms used below. Copies of such agreements have been filed as exhibits to the registration statement of which this prospectus is a part and are available from the SEC or as set forth below under "--Where You Can Find More Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Covad Communications Group, Inc. and not to any of its Subsidiaries and the term "Notes" refers only to the old notes.

Brief Description of the Old Notes

   The Notes:

  . are senior obligations of the Company;

  . rank equal in right of payment with all existing and future senior Debt of the Company;

  . rank senior in right of payment to any future subordinated Debt of the Company; and

  . are effectively subordinated to any secured Debt of the Company and existing and future Debt and other liabilities (including subordinated Debt and trade payables) of its Subsidiaries.

   The Indenture will permit the Company and its Subsidiaries to incur substantial additional Debt, subject to certain restrictions. See "Risk Factors--We rely upon distributions from our subsidiaries to service our indebtedness, and our indebtedness is subordinated to the indebtedness of our subsidiaries." As of December 31, 1998, on a pro forma basis after giving effect to the issuance of the old notes, the total amount of long-term obligations (including current portion but net of debt discount, which represents the value ascribed to the warrants issued in connection with the 1998 discount notes) was approximately $353.4 million.

   The Company's operations are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. See "Risk Factors--We rely upon distributions from our subsidiaries to service our indebtedness, and our indebtedness is subordinated to the indebtedness of our subsidiaries."

   The Company currently has two Subsidiaries, both of which are designated as Restricted Subsidiaries under the Indenture. Under certain circumstances, the Company will be permitted to designate certain of its Subsidiaries, including Subsidiaries that it creates or acquires in the future, to be Unrestricted Subsidiaries. Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the Indenture. See "--Certain Covenants--Restricted Payments."

Principal, Maturity and Interest

   The Company has limited the aggregate principal amount of the Notes to $265.0 million, of which approximately $215.0 million aggregate principal amount of Notes has been issued and $50.0 million aggregate principal amount of Notes are available for issuance in the future, subject to the covenant described under "--Certain Covenants--Incurrence of Debt and Issuance of Disqualified Stock." We issued the Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on February 15, 2009.

   Interest on the Notes accrues at the rate of 12 1/2% per annum and is payable in cash semi-annually in arrears on February 15 and August 15, commencing on August 15, 1999, to the Holders of record of the Notes on the immediately preceding February 1 and August 1.

   Interest on the Notes has accrued from the closing date of the issuance of the old notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Pledged Securities; Interest Reserve

   We used approximately $74.0 million of the net proceeds of the issuance of the old notes to purchase the Pledged Securities in an amount sufficient, upon receipt of scheduled interest and principal payments on the Pledged Securities, to pay in full the first six scheduled interest payments due on the Notes. We pledged the Pledged Securities to The Bank of New York as escrow agent for the benefit of the Holders of the Notes pursuant to the Pledge Agreement, and the escrow agent holds the Pledged Securities in the Pledge Account.

   Pursuant to the Pledge Agreement, immediately prior to an interest payment date on the Notes, we may either deposit with the Trustee from funds otherwise available to us cash sufficient to pay the interest scheduled to be paid on the Notes on such date or we may direct the escrow agent to release from the Pledge Account proceeds sufficient to pay the interest then due. If we choose to deposit cash with the Trustee, we may then direct the escrow agent to release to us from the Pledge Account proceeds or Pledged Securities in the amount of our cash deposit. If we fail to pay interest on the Notes in a timely manner through February 2002, our failure will constitute an immediate Event of Default under the Indenture, with no grace or cure period.

   We will add interest we earn on the Pledged Securities to the Pledge Account. If the funds or Pledged Securities in the Pledge Account exceed the amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants selected by us, to pay in full the first six scheduled interest payments due on the Notes (or, if an interest payment or payments have been made, an amount sufficient to pay in full any interest payments remaining, up to and including the sixth scheduled interest payment), the escrow agent will be permitted to release to us at our request any such excess amount. The Notes are secured by a first priority security interest in the Pledged Securities and the Pledge Account also secures repayment of the principal amount of the Notes to the extent of such security.

   Under the Pledge Agreement, assuming that we make the first six scheduled interest payments on the Notes in a timely manner, all of the Pledged Securities will be released from the Pledge Account.

Methods of Receiving Payments on the Notes

   If a Holder has given wire transfer instructions to the Company, we will make all principal, premium and interest payments on those Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

   The Trustee will initially act as Paying Agent and Registrar. We may change the Paying Agent or Registrar without prior notice to the Holders of the Notes, and we or any of our Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

   A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any Note selected for redemption. Also, we are not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed.

   The registered Holder of a Note will be treated as its owner for all purposes.

Optional Redemption

   At any time on or prior to February 15, 2002, the Company may on any one or more occasions redeem up to 35% of the Notes originally issued under the Indenture at a redemption price of 112.50% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to the redemption date, with the net cash proceeds (but only to the extent such proceeds consist of cash or Cash Equivalents) of one or more Public Equity Offerings; provided that

(1) at least $140.0 million of the aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption (excluding Notes held by us and our Subsidiaries); and

(2) we must mail a notice of redemption no later than 30 days after the related Public Equity Offering and must consummate the redemption within 60 days of the closing of such Public Equity Offering.

   Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Company's option prior to February 15, 2004.

   After February 15, 2004, the Company may redeem all or a part of these Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

       Year                                           Percentage
       ----                                           ----------
       2004..........................................  106.250%
       2005..........................................  104.167%
       2006..........................................  102.083%
       2007 and thereafter...........................  100.000%

Selection and Notice

   If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate.

   No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

   If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

   The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

 Change of Control

   If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's Notes pursuant to the Change of Control Offer. In the Change of Control Offer, the Company will offer a Change of Control Payment equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

   On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

   The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes. The Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

   The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

   The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

   The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

 Asset Sales

   The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Company's board of directors and evidenced by a resolution of the board of directors set forth in an Officers' Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of any combination of cash or Cash Equivalents. For purposes of this provision, each of the following are considered cash:

  (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

  (b) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

   The Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with clause (3) of the immediately proceeding paragraph if:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or other property sold, issued or otherwise disposed of; and

(2) at least 75% of the consideration for such Asset Sale constitutes any combination of cash, Cash Equivalents and Productive Assets. Each of the following shall be deemed to be Net Cash Proceeds subject to the provisions of this paragraph:

  (a) any cash consideration;

  (b) any non-cash consideration not constituting Productive Assets received by the Company or any of its Restricted Subsidiaries in connection with such Asset Sale that is converted into or sold or otherwise disposed of for cash or Cash Equivalents at any time within 365 days after such Asset Sale; and

  (c) any Productive Assets constituting cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with such Asset Sale.

   Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or such Restricted Subsidiary, as the case may be) may apply such Net Proceeds to:

(1) permanently reduce the amounts permitted to be borrowed by the Company or such Restricted Subsidiary under the terms of any of its Debt that is not subordinated Debt; or

(2) the purchase of Telecommunications Related Assets or Voting Stock of any Person engaged in the Telecommunications Business in the U.S. (provided that such Person concurrently becomes a Restricted Subsidiary of the Company).

   Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

   Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds the greater of $10.0 million or 10% of the Consolidated Tangible Net Worth of the Company, the Company will make an Asset Sale Offer to all Holders of Notes to repurchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered pursuant to such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

   The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to the repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue thereof.

Certain Covenants

 Restricted Payments

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Debt that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter Measurement Period, have been permitted to incur at least $1.00 of additional Debt pursuant to the Debt to Annualized Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Debt and Issuance of Disqualified Stock;" and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Closing Date (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), is less than the sum, without duplication, of

  (a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

  (b) 100% of the aggregate net cash proceeds received by the Company since the Closing Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus

  (c) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment.

   The preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Debt or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Debt with the net cash proceeds from an incurrence of Permitted Refinancing Debt;

(4) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company's or any of its Restricted Subsidiaries' management; provided, that (a) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $250,000 in any twelve-month period and (b) no Default or Event of Default shall have occurred and be continuing immediately after such transaction; and

(6) other Restricted Payments not to exceed $10.0 million in the aggregate at any time outstanding (with Restricted Payments pursuant to this clause not being counted as Restricted Payments for purposes of clause (3) of the immediately preceding paragraph).

   The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment will be determined by the board of directors whose resolution with respect thereto shall be delivered to the Trustee. The board of directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

 Designation of Restricted and Unrestricted Subsidiaries

   The board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash or Cash Equivalents) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the "Restricted Payments" covenant. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will be permitted only if such Restricted Payment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Any designation by the board of directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to the designation and an Officers' Certificate certifying that the designation complied with these conditions and was permitted by the "Restricted Payments" covenant.

   If, at any time, any Unrestricted Subsidiary would fail to meet the requirements of the definition of an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Debt of the Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of that date (and, if such Debt is not permitted to be incurred as of that date under the covenant described under the caption "Incurrence of Debt and Issuance of Disqualified Stock," the Company will be in default of such covenant).

   The board of directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Debt by a Restricted Subsidiary of the Company of any outstanding Debt of such Unrestricted Subsidiary and such designation will be permitted only if (i) such Debt is permitted under the covenant described under the caption "Incurrence of Debt and Issuance of Disqualified Stock," calculated on a pro forma basis as if the designation had occurred at the beginning of the two-quarter Measurement Period, and (ii) no Default or Event of Default would be in existence following the designation.

 Incurrence of Debt and Issuance of Disqualified Stock

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Debt (including Acquired Debt) and the Company will not issue any Disqualified Stock; provided, however, that the Company may incur Debt (including Acquired Debt) or issue shares of Disqualified Stock if the Company's Debt to Annualized Cash Flow Ratio is no greater than 6.0 to 1.0.

   The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Debt (collectively, "Permitted Debt"):

(1) the incurrence by the Company and/or any of its Restricted Subsidiaries of Debt under Credit Facilities; provided that the aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum reimbursement obligations of the Company and/or any of its Restricted Subsidiaries thereunder) does not exceed the greater of $100.0 million or the Borrowing Base, at any one time outstanding, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the commitments with respect to such Debt pursuant to the covenant described above under the caption "--Asset Sales;"

(2) the incurrence by the Company and/or any of its Restricted Subsidiaries of Vendor Debt, provided that the aggregate amount of Vendor Debt incurred does not exceed the total cost of the Telecommunications Related Assets acquired and financed by such Vendor Debt (including acquisitions of Capital Stock of a

    Person engaged in a Telecommunications Business that is or becomes a Restricted Subsidiary of the Company);

(3) the incurrence by the Company and its Restricted Subsidiaries of Existing Debt;

(4) the incurrence by the Company and/or any of its Restricted Subsidiaries of Debt in an aggregate principal amount that does not exceed $50.0 million at any one time outstanding;

(5) the incurrence by the Company of Debt (other than secured Acquired Debt) in an aggregate principal amount that does not exceed 2.5 times the sum of the net cash proceeds received by the Company after the date of the Indenture in connection with any issuance and sale of Equity Interests (other than Disqualified Stock), plus the fair market value of Equity Interests (other than Disqualified Stock) issued after consummation of a Public Equity Offering in connection with an acquisition of a Telecommunications Business or Telecommunications Related Assets; provided that such Debt does not mature prior to the Stated Maturity of the Notes or has an Average Life to Stated Maturity at least equal to the Notes;

(6) the incurrence by the Company of Debt represented by the principal amount of Notes originally issued under the Indenture;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to refund, refinance or replace Debt (other than intercompany
    Debt) that was permitted by the Indenture to be incurred under the first paragraph hereof or clauses (3) or (6) of this paragraph;

(8) the incurrence by the Company or any of its Wholly Owned Restricted Subsidiaries of intercompany Debt; provided, however, that:

   (a) any subsequent issuance or transfer of Equity Interests that results in any such Debt being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company; and

   (b) any sale or other transfer of any such Debt to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Debt by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

(9) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Debt that is permitted by the terms of this Indenture to be outstanding; and

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Purchase Money Debt, in each case incurred for the purpose of financing all or any part of the purchase price or cost of development, construction, maintenance, enhancement or improvement of Productive Assets; provided, however, that the aggregate principal amount of Purchase Money Debt shall not exceed $25.0 million at any one time outstanding, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the commitments with respect to such Debt pursuant to the covenant described above under the caption "--Asset Sales."

   For purposes of determining compliance with this "Incurrence of Debt and Issuance of Disqualified Stock" covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Debt on the date of its incurrence in any manner that complies with this covenant. Accrual of interest and accretion or amortization of original issue discount will not be deemed to be an incurrence of Debt for purposes of this covenant.

 Liens

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

   However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Debt as in effect on the Closing Date;

(2) the Indenture and the Notes;

(3) applicable law;

(4) any instrument governing Debt or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Debt, such Debt was permitted by the terms of the Indenture to be incurred;

(5) customary non-assignment provisions in contracts entered into in the ordinary course of business;

(6) customary restrictions on encumbrance, transfer or disposition of financed assets pursuant to agreements governing Purchase Money Debt and Vendor Debt permitted by the Indenture on the property so acquired;

(7) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale;

(8) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are no more restrictive, taken as a whole, than those contained in the agreements governing the Debt being refinanced;

(9) secured Debt otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limits the right of the debtor to dispose of the assets securing such Debt;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(12) the terms of any Credit Facility if (A) the encumbrance limits, but does not prohibit, the payment of dividends, (B) the encumbrance or restriction is not more disadvantageous to the holders of the Notes than is customary in comparable Credit Facilities, as determined by the Board of Directors and (C) the Board of Directors of the Company determines that any such encumbrance or restriction is not reasonably expected to materially affect the Company's ability to satisfy any payment obligations on the Notes or the 1998 Discount Notes, when the same may become due and payable, whether including payments made in respect of principal, interest, premium, if any, repayment or Change of Control.

 Merger, Consolidation, or Sale of Assets

   The Company and any of its Restricted Subsidiaries may not: (1) consolidate or merge with or into another Person (whether or not the Company or such Restricted Subsidiary is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another corporation, Person or entity unless:

(1) either: (a) the Company or such Restricted Subsidiary is the surviving corporation; or (b) the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary) or to which such sale, assignment, transfer, lease, conveyance or other disposition was made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition was made assumes all the obligations of the Company under the Notes, the Indenture, the Pledge Agreement and the Registration Rights Agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;
    and

(4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition was made:

  (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

  (b) will have a Debt to Annualized Cash Flow Ratio of the Company immediately after the transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable two-quarter Measurement Period equal to or less than the Debt to Annualized Cash Flow Ratio of the Company immediately preceding the transaction.

   Alternatively, clause (4) of the preceding sentence may be satisfied by any other Person which:

(1) assumes or guarantees the obligations of the Company under the Notes, the Indenture, the Pledge Agreement and the Registration Rights Agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(2) would, as a result of the applicable transaction, properly classify the Company or such Restricted Subsidiary as a consolidated subsidiary in accordance with generally accepted accounting principles; and

(3) would, if the conditions set forth in clauses (a) and (b) of the preceding sentence were tested substituting such Person for the Company, satisfy such conditions.

 Transactions with Affiliates

   The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

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

(2) the Company delivers to the Trustee:

  (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

   The following items will not be deemed to be Affiliate Transactions:

(1) any employment agreement and related arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among the Company and/or its Restricted
    Subsidiaries;

(3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company; and

(4) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments."

 Limitations on Issuances of Guarantees of Debt

   The Company will not permit any Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Pari Passu Debt or Subordinated Debt of the Company unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a guarantee of the Notes on the same terms as the guarantee of such Debt except that:

(1) such guarantee need not be secured unless required pursuant to the caption "--Liens" above; and

(2) if such Debt is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Subsidiary with respect to such Debt shall be subordinated to such Subsidiary's guarantee of the Notes at least to the same extent as such Debt is subordinated to the Notes; provided, that this paragraph does not apply to any guarantee or assumption of liability of Debt permitted under the Indenture described in clauses (1), (6), (7), (8) and (9) of the second paragraph under "-- Incurrence of Debt and Issuance of Disqualified Stock."

   Notwithstanding the preceding paragraph, any guarantee by a Subsidiary of the Notes will provide by its terms that it (and all Liens securing the same) will be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Subsidiary, which transaction is in compliance with the terms of the Indenture and such Subsidiary is released from its guarantees of other Debt of the Company or any of its Subsidiaries.

 Limitations on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

   The Company will not, and will not permit any of its Wholly Owned Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Company to any Person (other than the Company or another Wholly Owned Restricted Subsidiary), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all of the Equity Interests in such Wholly Owned Restricted Subsidiary; and


                                      93
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(2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales."

   In addition, the Company will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or another Wholly Owned Restricted Subsidiary.

 Business Activities

   The Company and its Restricted Subsidiaries may not, directly or indirectly, engage in any business other than the Telecommunications Business.

 Limitations on Sale and Leaseback Transactions

   The Company and its Restricted Subsidiaries will not, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Leaseback Transactions; provided, that the Company or any Restricted Subsidiary of the Company may enter into any such transaction if:

(1) the Company or such Restricted Subsidiary would be permitted under the covenants described above under "--Incurrence of Debt and Issuance of Disqualified Stock" and "--Liens" to incur secured Debt in an amount equal to the Attributable Debt with respect to such transaction;

(2) the consideration received by the Company or such Restricted Subsidiary from such transaction is at least equal to the Fair Market Value of the property being transferred; and

(3) the Net Proceeds received by the Company or such Restricted Subsidiary from such transaction are applied in accordance with the covenant described above under the caption "--Asset Sales."

 Payments for Consent

   Neither the Company nor any of its Affiliates will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

 Reports

   Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes and file with the Commission, in each case within the time periods specified in the Commission's rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

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

   In addition, for so long as any Notes are outstanding, the Company will furnish to the Holders of the Notes, securities analysts, prospective investors and beneficial owners of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

   Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on the Notes (including any Additional Interest);

(2) default in payment when due of the principal of or premium, if any, on the Notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments," "--Incurrence of Debt and Issuance of Disqualified Stock" or "--Merger, Consolidation, or Sale of Assets;"

(4) failure by the Company or any of its Restricted Subsidiaries for 30 days after receiving notice to comply with any of its other agreements in the Indenture or the Notes;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Debt for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Debt or guarantee now exists or is created after the Closing Date, if that default

  (a) is caused by a failure to pay principal of or premium, if any, or interest on such Debt prior to the expiration of the grace period provided in such Debt on the date of such default (a "Payment Default"); or

  (b) results in the acceleration of such Debt prior to its express maturity, and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) default by the Company in the performance of any covenant set forth in the Pledge Agreement, or repudiation by the Company of any of its obligations under the Pledge Agreement or the unenforceability of the Pledge Agreement against the Company for any reason which in any one case or in the aggregate results in a material impairment of the rights intended to be afforded thereby; and

(8) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

   In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount at maturity of the then outstanding Notes may declare all the Notes to be due and payable immediately.

   Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

   The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

   In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to February 15, 2004 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to February 15, 2004, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

   The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

   No director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

   The Company may, at its option and at any time, elect to have all of its obligations under the Notes discharged ("Legal Defeasance") except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

   In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the Notes. If Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the Trustee an opinion of counsel to the effect that (assuming that no Holder of any Notes would be considered an insider of the Company under applicable bankruptcy or insolvency law) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally;

(7) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over any other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been satisfied.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

   Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders");

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount at maturity of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders");

(8) amend the Pledge Agreement in a manner that adversely affects the Holders of the Notes; or

(9) make any change in the preceding amendment and waiver provisions.

   Notwithstanding the provisions described above, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or otherwise to comply with applicable law; or

(6) to provide for the issuance of Additional Notes in accordance with the limitations provided in the Indenture.

Concerning the Trustee

   If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

   The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (which is not cured or waived), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.


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

Additional Information

   Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Covad
Communications Group, Inc., 2330 Central Expressway, Santa Clara, California 95050, Attention: General Counsel.

Registration Rights; Additional Interest

   Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act for a registered offer to exchange the old notes for the new notes. The registration statement of which this prospectus is a part constitutes such Exchange Offer Registration Statement. The terms of the new notes will be substantially identical in all material respects to the terms of the old notes (except that the new notes will not contain terms with respect to transfer restrictions, registration rights or payment of Additional Interest).

   When the Exchange Offer Registration Statement is declared effective by the Commission, the Company will offer to the Holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for new notes pursuant to the exchange offer. If:

(1) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Commission policy;

(2) for any reason the exchange offer is not consummated within 210 days after the Closing Date;

(3) any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the exchange offer that:

  (a) it is prohibited by law or Commission policy from participating in the exchange offer; or

  (b) that it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

  (c) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company,

the Company will file with the Commission a Shelf Registration Statement to cover resales of the Transfer Restricted Securities by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission on or before the 180th day after such obligation arises.

   For purposes of the preceding paragraph, "Transfer Restricted Securities" means each Note until:

(1) the date on which such Note has been exchanged by a person other than a broker-dealer for a new note in the exchange offer;

(2) following the exchange by a broker-dealer in the exchange offer of a Note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act.

   The Registration Rights Agreement provides that:

(1) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Closing Date;

(2) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the Closing Date;

(3) unless the exchange offer would not be permitted by applicable law or Commission policy, the Company will commence the exchange offer and use its best efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, new notes in exchange for all Notes tendered prior thereto in the exchange offer; and

(4) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 180 days after such obligation arises.

   The Company complied with the requirements of clauses (1) and (2) in the immediately preceding sentence on a timely basis.

   Additional Interest will accrue on the Notes and the new notes (in addition to the stated interest on the Notes and the new notes) if:

(1) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing;

(2) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date");

(3) the Company fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement.

   Each such event referred to in clauses (1) through (4) in the preceding sentence is a Registration Default. Additional Interest will begin accruing on the date on which any such Registration Default shall occur, excluding the date on which all Registration Defaults have been cured. Additional Interest will accrue at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of any Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall such Additional Interest exceed 2.00% per annum. Additional Interest will be payable in cash, semiannually in arrears on each February 15 and August 15, regardless of whether any such date is otherwise an Interest Payment Date. All references in this description and in the Indenture to "interest" on the Notes and the new notes include any Additional Interest that may become payable thereon according to the provisions of this paragraph.

   Holders of Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

Certain Definitions

   Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

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

   "Acquired Debt" means, with respect to any specified Person:

(1) Debt of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, including, without limitation, Debt incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Debt secured by a Lien encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

   "Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of services in the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation, or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries.

   Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $1.0 million; or
    (b) results in net proceeds to the Company and its Subsidiaries of less than $1.0 million;

(2) a transfer of assets by the Company to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

(3) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Company or to another Wholly Owned Restricted Subsidiary;

(4) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments;"

(5) disposals or replacements of obsolete, uneconomical, negligible, worn-out or surplus property in the ordinary course of business; or

(6) a conveyance constituting or pursuant to a Permitted Lien.

   "Attributable Debt" in respect of any Sale and Leaseback Transaction, means, at the time of determination, the present value (discounted at a rate consistent with accounting guidelines, as determined in good faith by the Company) of the payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessee, be extended) or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of a penalty (in which case the rental payments shall be calculated to include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

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

   "Average Life to Stated Maturity" means, as of any date of determination with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Debt multiplied by (b) the amount of each such principal payment; by (ii) the sum of all such principal payments.

   "Beneficial Owner" has the meaning assigned to such term in Rules 13d-3 and 13d-5 under the Exchange Act (or any successor rules), including the provision of such Rules that a Person shall be deemed to have beneficial ownership of all securities that such Person has a right to acquire within 60 days; provided that a Person will not be deemed a beneficial owner of, or to own beneficially, any securities if such beneficial ownership:

(1) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to, and in accordance with, the Exchange Act; and

(2) is not also then reportable on Schedule 13D or Schedule 13G (or any successor schedule) under the Exchange Act.

   "Borrowing Base" means an amount equal to the sum of 85% of the value of accounts receivable (before giving effect to any related reserves) shown on the Company's most recent consolidated balance sheet in accordance with generally accepted accounting principles not more than 60 days past due.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on the balance sheet of the lessee in accordance with generally accepted accounting principles.

   "Capital Stock" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of (other than distributions of assets in respect of Debt), the issuing Person.

   "Cash Equivalents" means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers acceptances with maturities not continued exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and

(6) money market and mutual funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through
    (5) of this definition.

   "Change of Control" means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to any Person or group (as such term is used in Section 13(d)(3) and 14(d)(2) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including by way of merger, consolidation or otherwise) the result of which is that any Person or group (as defined above) other than the Permitted Holders becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total Voting Stock or Total Common Equity of the Company; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

   "Closing Date" means the first date on which Notes are issued by the Company.

   "Closing Price" on any Trading Day with respect to the per share price of any shares of Capital Stock means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the principal national securities exchange on which such shares are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on Nasdaq National Market but the issuer is a Foreign Issuer (as defined in Rule 3b-4(b) under the Exchange Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(b) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on Nasdaq National Market and the issuer and principal securities exchange do not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm is selected from time to time by the Company for that purpose and is reasonably acceptable to the Trustee.

   "Commission" means the Securities and Exchange Commission, as from time to time constituted.

   "Common Stock" means the common stock, par value $0.001 per share, of the Company.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

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

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with generally accepted accounting principles.

Notwithstanding the preceding, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

   "Consolidated Debt" means, with respect to any Person as of any date of determination, the sum, without duplication, of:

(1) the total amount of Debt of such Person and its Restricted Subsidiaries;
    plus

(2) the total amount of Debt of any other Person, to the extent that such Debt has been guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

(3) the aggregate liquidation value of all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with generally accepted accounting principles.

   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with generally accepted accounting principles; provided that:

(1) the Net Income (but not loss) of any Person that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent of the percentage ownership interest in the Net Income of such Person owned on the last day of such period by the referent Person or a Restricted Subsidiary thereof; provided that the Net Income of any Person that is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(4) the cumulative effect of a change in accounting principles shall be excluded.

   "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of:

(1) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date; plus

(2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock; less

  (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Closing Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person;

  (b) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries; and

  (c) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

   "Consolidated Tangible Net Worth" means, with respect to any Person as of any date, Consolidated Net Worth, after deducting therefrom amounts attributable to goodwill, trade names, patents, unamortized debt discount and expense and any other intangibles, all as set forth on the most recent consolidated balance sheet of such Person.

   "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of issuance; or

(2) was nominated for election to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election or who was elected or appointed in the ordinary course by Continuing Directors or other directors so elected or appointed.

   "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities or commercial paper facilities with any combination of banks, other institutional lenders and other Persons extending financial accommodations or holding corporate debt obligations in the ordinary course of their business, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time by the same or different institutional lenders.

   "Debt" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker's acceptances;

(4) representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. In addition, the term "Debt" includes all Debt of others secured by a Lien on any asset of such Person (whether or not such Debt is assumed by such Person, valued, if not assumed, at the lesser of the Fair Market Value of the encumbered assets or the amount of Debt so secured) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

   The amount of any Debt outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Debt issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Debt.

   "Debt to Annualized Cash Flow Ratio" means, as of any date of determination, the ratio of:

(1) the Consolidated Debt of the Company as of such date to

(2) two times the Consolidated Cash Flow of the Company for the two most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available (the "Measurement Period"), determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by the Company and its Restricted Subsidiaries from the beginning of such two-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such two-quarter period.

   In addition, for purposes of calculating the Debt to Annualized Cash Flow
Ratio:

(1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the two-quarter Measurement Period or subsequent to such Measurement Period and on or prior to the date of calculation shall be deemed to have occurred on the first day of the two-quarter Measurement Period and Consolidated Cash Flow for such Measurement Period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income; and

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

   "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "Certain Covenants--Restricted Payments."

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Exchange Act" means the Securities Exchange Act of 1934, as amended (or any successor act), and the rules and regulations thereunder.

   "Existing Debt" means Debt of the Company and its Restricted Subsidiaries in existence on the Closing Date (including the accreted value of the 1998 discount notes during the term such indebtedness is outstanding).

   "Fair Market Value" means with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Closing Date.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

   "Guarantee" means, with respect to any Person, without duplication, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Debt of another Person.

   "Guarantor" means any Subsidiary which is a guarantor of the Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the Notes pursuant to the "Limitations on Issuance of Guarantees of Debt" covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

   "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

   "Holder" means a person in whose name a Note is registered.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Debt or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Debt, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments."

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

   "Measurement Period" shall have the definition set forth above under "Debt to Annualized Cash Flow Ratio."

   "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Debt of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

   "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "Non-Recourse Debt" means Debt:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Debt), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Debt of the Company or any of its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

   "Pari Passu Debt" means:

(1) any Debt of the Company that is equal in right of payment to the Notes;
    and

(2) with respect to any guarantee, Debt which ranks equal in right of payment to such guarantee.

   "Permitted Holder" means:

(1) any Warburg Entity; or

(2) Charles J. McMinn, his spouse, his lineal descendants, whether acting in their own name or as a majority of persons having the power to exercise the voting rights attached to, or having investment power over, shares held by others, any Affiliate of such persons, any trust principally for the benefit of one or more members of such persons, (whether or not any such person is a trustee of such trust) and any charitable foundation whose majority of members, trustees or directors, as the case may be, are any of such persons.

   "Permitted Investments" means:

(1) any Investment in the Company or in any Wholly Owned Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Wholly Owned Restricted Subsidiary of the Company in a Person if, as a result of such Investment:

  (a) such Person becomes a Wholly Owned Restricted Subsidiary of the
      Company; or

  (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its Debt, Equity Interests or other securities to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

(5) any acquisition of assets to the extent acquired in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investment by the Company in joint ventures or one or more Wholly Owned Unrestricted Subsidiaries of the Company; provided, however, that the aggregate amount of Investments made pursuant to this clause (6) shall not exceed the greater of $50.0 million and 5% of the Company's Total Common Equity at any one time outstanding;

(7) accounts receivable created or acquired in the ordinary course of business of the Company or any Restricted Subsidiary and on ordinary business terms; and

(8) Investments arising from transactions by the Company or any Restricted Subsidiaries with trade creditors or customers in the ordinary course of business (including any such Investment received pursuant to any plan of reorganization or similar arrangement pursuant to the bankruptcy or insolvency of such trade creditors or customers or otherwise in settlement of a claim).

   "Permitted Liens" means:

 (1) Liens in favor of the Company or holders of the Notes;

 (2) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;

 (3) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition;

 (4) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

 (5) Liens existing on the Closing Date;

 (6) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

 (7) Liens securing Vendor Debt or Purchase Money Debt permitted by the Indenture, in each case, on the property together with proceeds, product, accessions, substitutions and replacements thereof;

 (8) Liens created by "notice" or "precautionary" filings in connection with operating leases or other transactions pursuant to which no Debt or Attributable Debt is Incurred by the Company or any Restricted Subsidiary;

 (9) Liens on securities constituting "margin stock" within the meaning of Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System, to the extent that the Investment by the Company or any Restricted Subsidiary in such margin stock is not prohibited by the Indenture;

(10) Liens on Capital Stock of Unrestricted Subsidiaries;

(11) Liens in favor of the Trustee arising under the Indenture; and

(12) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $2.0 million at any one time outstanding and that:

  (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business); and

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

  (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

   "Permitted Refinancing Debt" means any Debt of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Debt of the Company or such Restricted Subsidiary (other than intercompany Debt); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Debt so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Debt being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Debt being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Debt being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Debt is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Debt being extended, refinanced, renewed, replaced, defeased or refunded.

   "Pledge Account" means an account established with the escrow agent pursuant to the terms of the Pledge Agreement for the deposit of the Pledged Securities purchased by the Company with a portion of the proceeds from the sale of the Notes.

   "Pledge Agreement" means the Pledge and Escrow Agreement, dated as of the date of the Indenture, by and between The Bank of New York, as escrow agent, and the Company, governing the disbursement of funds from the Pledge Account.

   "Pledged Securities" means the securities purchased by the Company with a portion of the proceeds from the sale of the Notes, which shall consist of Government Securities, to be deposited in the Pledge Account.

   "Public Equity Offering" means an underwritten offering of Common Stock with gross proceeds to the Company of at least $35.0 million pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

   "Productive Assets" means assets, including assets owned directly or indirectly through Capital Stock of a Restricted Subsidiary, of a kind used or usable in the Telecommunications Business of the Company.

   "Purchase Money Debt" means Debt of the Company (including Acquired Debt and Debt represented by Capital Lease Obligations, mortgage financings and purchase money obligations), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time incurred for the purpose of financing all or any part of the cost of development, construction, acquisition or improvement by the Company or any Restricted Subsidiary of the Company of any Productive Assets of the Company or any Restricted Subsidiary of the Company.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. If no referent Person is identified, the term "Restricted Subsidiaries" shall be deemed to refer to Restricted Subsidiaries of the Company.

   "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which any property (other than Capital Stock) is sold by such Person or a Subsidiary, or, in the case of the Company, a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries or, in the case of the Company, one of its Restricted Subsidiaries.

   "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Closing Date.

   "Stated Maturity" means, with respect to any installment of interest or principal on any series of Debt, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Debt, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

   "Subordinated Debt" means Debt of the Company or a Guarantor subordinated in right of payment to the Notes or the guarantee of such Guarantor, as the case may be.

   "Subsidiary" means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, limited liability company or similar pass-through entity,
    (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners, managing members, or Persons, however designated in corresponding roles, of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

   "Telecommunications Business" means, when used in reference to any Person, that such Person is engaged primarily in the business of transmitting, or providing services relating to the transmission of, voice or data through leased transmission facilities (including facilities such as fiber, copper and switches), and any business related, ancillary or complementary thereto (as determined in good faith by the Board of Directors).

   "Telecommunications Related Assets" means all assets, rights (contractual or otherwise) and properties, whether tangible or intangible, real or personal, used or to be used, in connection with a Telecommunications Business.

   "Total Common Equity" of any Person means, as of any date of determination the product of:

(1) the aggregate number of outstanding primary shares of Common Stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of Common Stock of such Person); and

(2) the average Closing Price of such Common Stock over the 20 consecutive Trading Days immediately preceding such day.

   If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (2) of the preceding sentence shall be determined by the Board of Directors of the Company in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee.

   "Trading Day", with respect to a securities exchange or automated quotation system, means a day on which such exchange or system is open for a full day of trading.

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

   "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Debt other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, unless such agreement, contract, arrangement or understanding constitutes a Restricted Payment permitted by the Indenture;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Debt of the Company or any of its Restricted Subsidiaries; and

(5) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries or has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

   "Vendor Debt" means any Debt of the Company or any Restricted Subsidiary incurred in connection with the acquisition or construction of Telecommunications Related Assets.

   "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

   "Warburg Entities" means Warburg, Pincus Ventures, L.P. or any wholly owned Subsidiary thereof.

   "Weighted Average Life to Maturity" means, when applied to any Debt at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Debt.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                         DESCRIPTION OF THE NEW NOTES

   The terms of the new notes will be identical in all material respects to those of the old notes, except that the new notes:

  . will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes; and

  . will not be entitled to certain registration rights under the Registration Rights Agreement, including the provision for Additional Interest of up to 2.0% on the old notes. Holders of old notes should review the information set forth under "Summary--Consequences of Failure to Exchange Old Notes" and "--Terms of New Notes."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

1998 Discount Notes

   We have outstanding $260.0 million in aggregate principal amount at maturity of our 1998 discount notes. The 1998 discount notes mature on March 15, 2008 and are accreting in value through March 15, 2003 at a rate of 13 1/2% per annum, compounded semi-annually. After March 15, 2003, the 1998 discount notes will bear interest at a rate of 13 1/2% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year until maturity beginning September 15, 2003. We may redeem the 1998 discount notes at our option, in whole or in part, at any time on or after March 15, 2003, at a premium declining to par on March 15, 2006, plus accrued and unpaid interest through the redemption date. If a change of control occurs, the holders of the 1998 discount notes will have the right to require us to purchase the 1998 discount notes at a price equal to 101% of the aggregate principal amount or accreted value thereof, as applicable, plus accrued and unpaid interest, if any, to the date of purchase.

   The covenants set forth in the indenture relating to the 1998 discount notes are similar to, but more restrictive in some instances than, those in the indenture, including with respect to the covenant described above under the caption "Description of Notes--Certain Covenants--Incurrence of Debt and Issuance of Disqualified Stock." The indenture relating to the 1998 discount notes contains certain covenants, that, among other things, limit our ability and the ability of our subsidiaries to:

  . make certain restricted payments;

  . incur additional indebtedness and issue preferred stock;

  . pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness;

  . engage in sale and leaseback transactions;

  . create certain liens;

  . enter into certain transactions with affiliates;

  . sell our assets or those of our subsidiaries, conduct certain lines of business, issue or sell equity interests of our subsidiaries or enter into certain mergers and consolidations. In addition, under certain circumstances, we are required to offer to purchase the 1998 discount notes at a price equal to 100% of the principal amount or accreted value thereof, as applicable, plus accrued and unpaid interest, if any, to the date of purchase, with the proceeds of certain asset sales.

                         DESCRIPTION OF CAPITAL STOCK

   The following summary describes the material terms of our capital stock. However, it does not purport to be complete and is qualified in its entirety by the actual terms of our capital stock contained in our Amended and Restated Certificate of Incorporation and other agreements referenced below.

   Our authorized capital stock currently consists of 190,000,000 shares of common stock, 10,000,000 shares of class B common stock and 5,000,000 shares of preferred stock. As of March 15, 1999, there were 335 holders of record of common stock and five holders of class B common stock. The common stock and preferred stock each have a par value of $0.001 per share. As of March 15, 1999, there were 42,271,466 shares of common stock, 6,379,177 shares of class B common stock and no shares of preferred stock outstanding. As of March 15, 1999, options to purchase 11,383,597 shares of common stock at a weighted average exercise price of $3.41 per share were outstanding.

Common Stock

   The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all our remaining assets after payment of liabilities and satisfaction of preferential rights of any outstanding series of preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Class B Common Stock

   The rights of holders of our class B common stock are identical to the rights of holders of our common stock except that the holders of our class B common stock do not have voting rights. Commencing in January 2000, the class B common stock may be converted into common stock on a one-for-one basis at the election of the holder, provided that such holder and its affiliates would not hold more than 10% of our voting stock. In addition, commencing in January 2000 the class B common stock will automatically convert into common stock upon transfer to a third party.

Preferred Stock

   The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges, and restrictions granted to or imposed upon such preferred stock, including:

  . dividend rights,

  . conversion rights,

  . terms of redemption,

  . liquidation preferences,

  . voting rights,

  . sinking fund terms, and

  . the number of shares constituting any series or the designation of such series.

As a result, the board of directors could issue additional preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Issuing preferred stock could also have the effect of delaying, deferring or preventing a change in control or the removal of our management. We have no present plan to issue any shares of preferred stock.

Warrants

   In connection with the issuance of our senior discount notes in March 1998, we issued warrants to purchase an aggregate of 5,053,764 shares of our common stock with exercise prices of $0.0033 per share. These warrants became exercisable on September 15, 1998 and automatically expire on March 15, 2008. We also issued to a consultant a five-year warrant to purchase 135,000 shares with an exercise price of $1.00 per share. This warrant is immediately exercisable.

Registration Rights

   Certain holders of our common stock are entitled to registration rights. Pursuant to the Stockholder Rights Agreement holders of 20,075,285 shares of common stock and holders of 6,379,177 shares of class B common stock (collectively, the "Rights Holders") are entitled to certain rights with respect to the registration under the Securities Act of the shares of common stock held by them or issuable upon conversion of the class B common stock. The class B common stock may be converted into common stock at the election of the holder commencing January 2000. The Rights Holders are entitled to demand, "piggy-back" and S-3 registration rights, subject to certain limitations and conditions. The number of securities requested to be included in a registration involving the exercise of demand and "piggy-back" rights are subject to a pro rata reduction based on the number of shares of common stock held by each Rights Holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering. The registration rights terminate as to any Rights Holder at the later of (i) three years after our initial the offering made hereby or (ii) such time as such Rights Holder may sell under Rule 144 in a three month period all registrable securities then held by such Rights Holder.

   Pursuant to the Warrant Registration Rights Agreement dated March 11, 1998, between us and Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, holders of the warrants that were issued in connection with our senior discount note offering in March 1998 are entitled to certain registration rights with respect to the shares of common stock issuable upon exercise of such warrants. The warrant holders are entitled to demand and "piggy-back" registration rights, subject to certain limitations and conditions. Like the Rights Holders, the number of securities that a warrant holder may request to be included in a registration involving an exercise of its demand or "piggy-back" rights is subject to a pro rata reduction. Such a reduction will be based on the number of shares held by each warrant holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises us that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering.

Antitakeover Effects of Certain Provisions of Covad's Charter, Bylaws and Delaware Law

   As noted above, our board of directors, without stockholder approval, has the authority under our charter to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of the common stock holders and could be issued with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult.

   Election and Removal of Directors. Our charter and bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our directors may be removed only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. See "Management-- Classified Board."

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

   Stockholder Meetings and Written Consent. Under our bylaws, the stockholders may not call a special meeting of the stockholders of our company. Rather, only our board of directors, the chairman of our board of directors and the President may call special meetings of our stockholders. Our charter provides that stockholders may not act by written consent. As a result, stockholders can only act at a meeting.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

   Section 203 of the Delaware General Corporation Law. We are subject to
Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

  . prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder,

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans, or

  . on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

   For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates of such person,

  . owns 15% or more of the corporation's voting stock or

  . is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation as any time within the prior three years.

   These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of our company.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following discussion is a general summary of the material U.S. federal income tax considerations relating to the exchange offer and to the purchase, ownership and disposition of the new notes. The discussion of the federal income tax consequences set forth below is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and judicial decisions and administrative interpretations thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified or interpreted differently so as to result in federal income tax consequences different from those discussed below. We cannot asure you that the Internal Revenue Service will not successfully challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding new notes.

   This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, such as foreign persons, dealers in securities, banks, insurance companies, tax-exempt organizations, and persons holding new notes as part of a hedging or conversion transaction or straddle or persons deemed to sell new notes under the constructive sale provisions of the Code, some of which may be subject to special rules. The discussion below is premised upon the assumption that the new notes and old notes are held (or would be held if acquired) as capital assets within the meaning of Section 1221 of the Code. The discussion also does not discuss any aspect of state, local or foreign law.

   Each holder or prospective holder of new notes is strongly urged to consult its own tax advisor with respect to its particular tax situation including the tax effects of any state, local, foreign, or other tax laws and possible changes in the tax laws.

Exchange of Notes

   The exchange of old notes for new notes pursuant to the exchange offer should not be a taxable exchange for U.S. federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the old notes immediately before the exchange.

                             PLAN OF DISTRIBUTION

   Each Participating Broker-Dealer receiving new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Participating Broker-Dealers may use this prospectus during the period referred to below in connection with resales of the new notes received in exchange for old notes if such old notes were acquired by such Participating Broker-Dealers for their own accounts. We agreed that this prospectus may be used by a Participating Broker-Dealer in connection with resales of such new notes for a period ending 150 days after the effective date of the registration statement (subject to extension under certain limited circumstances described herein) or, if earlier, when all such new notes have been disposed of by such Participating Broker-Dealer. See "The Exchange Offer--Terms of the Exchange Offer."

   We will not receive any cash proceeds from the issuance of the new notes offered by this prospectus. New notes received by Participating Broker-Dealers for their own accounts in connection with the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any Participating Broker-Dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4 covering the new notes to be issued in the exchange offer. This prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copy of these documents filed as an exhibit to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

   We are also subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

   The SEC allows us to incorporate by reference into the registration statement certain information that we have filed with them. We incorporate by reference certain of our exhibits that are not included in or delivered with this registration statement or this prospectus. You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                        Covad Communications Group, Inc.
                        Attention: Nick Kormeluk
                        2330 Central Expressway
                        Santa Clara, California 95050
                        (408) 844-7500

   The "Covad/TM/", "TeleSpeed/SM/", "The Speed to Work/SM/" and the Covad crescent logo names and marks are our trademarks. This prospectus contains other product names, trade names and trademarks of ours and of other organizations.

                                LEGAL MATTERS

   The validity of the new notes offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain attorneys at Wilson Sonsini Goodrich & Rosati, P.C. hold an aggregate of 6,100 shares of our common stock.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1997 and 1998 and for the years then ended included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        COVAD COMMUNICATIONS GROUP, INC.
                         INDEX TO FINANCIAL STATEMENTS

                          Page
                          ----
Report of Ernst & Young
 LLP, Independent
 Auditors...............  F-2
Consolidated Balance
 Sheets.................  F-3
Consolidated Statements
 of Operations..........  F-4
Consolidated Statements
 of Stockholders' Equity
 (Net Capital
 Deficiency)............  F-5
Consolidated Statements
 of Cash Flows..........  F-6
Notes to Consolidated
 Financial Statements...  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Covad Communications Group, Inc.

   We have audited the accompanying consolidated balance sheets of Covad Communications Group, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Covad Communications Group, Inc. as of December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Jose, California
February 15, 1999

                        COVAD COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
             (Amounts in 000's, except share and per share amounts)

                                                             December 31,
                                                        ----------------------
                                                            1997        1998
                        ASSETS                          ------------- --------
Current assets:                                         (Restated)(1)
Cash and cash equivalents..............................    $4,378     $ 64,450
Accounts receivable, net of allowances for
 uncollectibles of $0 and $220.........................        25        1,933
Unbilled revenue.......................................         4          663
Inventories............................................        43          946
Prepaid expenses.......................................        52        1,183
Other current assets...................................       317          514
                                                           ------     --------
   Total current assets................................     4,819       69,689
Property and equipment:
Networks and communication equipment...................     2,185       55,189
Computer equipment.....................................       600        4,426
Furniture and fixtures.................................       185        1,119
Leasehold improvements.................................       114        1,887
                                                           ------     --------
                                                            3,084       62,621
Less accumulated depreciation and amortization.........       (70)      (3,476)
                                                           ------     --------
 Net property and equipment............................     3,014       59,145
Other assets:
Restricted cash........................................       210          225
Deposits...............................................        31          337
Deferred debt issuance costs (net).....................        --        8,112
Other long term assets.................................        --        1,911
                                                           ------     --------
   Total other assets..................................       241       10,585
                                                           ------     --------
   Total assets........................................    $8,074     $139,419
                                                           ======     ========

   LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL
                      DEFICIENCY)
Current liabilities:
Accounts payable.......................................    $  651     $ 14,975
Unearned revenue.......................................         7          551
Accrued network costs..................................        58        1,866
Other accrued liabilities..............................        77        3,854
Current portion of capital lease obligations...........       229          263
                                                           ------     --------
   Total current liabilities...........................     1,022       21,509
Long-term debt (net of discount).......................        --      142,300
Long-term capital lease obligations....................       554          316
                                                           ------     --------
   Total liabilities...................................     1,576      164,125
Stockholders' equity (net capital deficiency):
Convertible preferred stock ($0.001 par value):
 Authorized shares--30,000,000
 Issued and outstanding shares--17,750,001 and
  18,246,162 at December 31, 1997 and December 31,
  1998, respectively...................................        18           18
Common stock ($0.001 par value):
 Authorized shares--65,000,000
 Issued and outstanding shares--11,361,204 and
  11,773,997 at December 31, 1997 and December 31,
  1998, respectively...................................        11           12
Additional paid-in capital.............................     9,692       30,685
Deferred compensation..................................      (611)      (4,688)
Retained earnings (deficit)............................    (2,612)     (50,733)
                                                           ------     --------
 Total stockholders' equity (net capital deficiency)...     6,498      (24,706)
                                                           ------     --------
 Total liabilities and stockholders' equity (net
  capital deficiency)..................................    $8,074     $139,419
                                                           ======     ========

--------
(1) See Note 6.

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in 000's, except share and per share amounts)

                                                      Year Ended December 31,
                                                      -----------------------
                                                          1997        1998
                                                      ------------- ---------
                                                      (Restated)(1)
Revenues.............................................   $      26   $   5,326

Operating expenses:
  Network and product costs..........................          54       4,562
  Sales, marketing, general and administrative.......       2,374      31,043
  Amortization of deferred compensation..............         295       3,997
  Depreciation and amortization......................          70       3,406
                                                        ---------   ---------
    Total operating expenses.........................       2,793      43,008
                                                        ---------   ---------
Income (loss) from operations........................      (2,767)    (37,682)

Interest income (expense):
  Interest income....................................         167       4,778
  Interest expense...................................         (12)    (15,217)
                                                        ---------   ---------
  Net interest income (expense)......................         155     (10,439)
                                                        ---------   ---------
Net income (loss)....................................   $  (2,612)  $ (48,121)
                                                        =========   =========

Net income (loss) per common share...................   $   (0.80)  $   (8.43)

Weighted average shares used in computing net loss
 per share...........................................   3,271,546   5,708,535

--------
(1) See Note 6.


   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                 (Restated)(1)
                    (Amounts in 000's, except share amounts)

                                                                                                      Total
                             Convertible                                                          Stockholders'
                           Preferred Stock    Common Stock     Additional              Retained    Equity (Net
                          ----------------- ------------------  Paid-In     Deferred   Earnings      Capital
                            Shares   Amount   Shares    Amount  Capital   Compensation (Deficit)   Deficiency)
                          ---------- ------ ----------  ------ ---------- ------------ ---------  -------------
Initial issuance of
 common stock...........          --  $--   12,000,000   $12    $    38     $    --    $     --     $     50
Repurchase of common
 stock..................          --   --   (2,410,296)   (3)        (7)         --          --          (10)
Issuance of common
 stock..................          --   --    1,771,500     2         66          --          --           68
Issuance of Series A
 Preferred Stock........     750,000    1           --    --        249          --          --          250
Issuance of Series B
 Preferred Stock (net of
 $43 of financing
 costs).................  17,000,001   17           --    --      8,440          --          --        8,457
Deferred compensation...          --   --           --    --        906        (906)         --           --
Amortization of deferred
 compensation...........          --   --           --    --         --         295          --          295
Net loss................          --   --           --    --         --          --      (2,612)      (2,612)
                          ----------  ---   ----------   ---    -------     -------    --------     --------
Balance at December 31,
 1997...................  17,750,001   18   11,361,204    11      9,692        (611)     (2,612)       6,498
Issuance of common
 stock..................          --   --      412,793     1        570          --          --          571
Issuance of Series B
 Preferred Stock........     100,002   --           --    --        100          --          --          100
Issuance of Series C
 Preferred Stock........     396,159   --           --    --      1,100          --          --        1,100
Issuance of common stock
 warrants as part of
 debt offering issuance
 costs..................          --   --           --    --      2,928          --          --        2,928
Issuance of common stock
 warrants pursuant to
 debt offering..........          --   --           --    --      8,221          --          --        8,221
Deferred compensation...          --   --           --    --      8,074      (8,074)         --           --
Amortization of deferred
 compensation...........          --   --           --    --         --       3,997          --        3,997
Net loss................          --   --           --    --         --          --     (48,121)     (48,121)
                          ----------  ---   ----------   ---    -------     -------    --------     --------
Balance at December 31,
 1998...................  18,246,162  $18   11,773,997   $12    $30,685     $(4,688)   $(50,733)    $(24,706)
                          ==========  ===   ==========   ===    =======     =======    ========     ========

--------
(1) See Note 6.

   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Amounts in 000's)

                                                   Year Ended December 31,
                                                   ----------------------------
                                                        1997         1998
                                                   ----------------------------
                                                   (Restated)(1)
Operating activities:
Net loss.........................................     $    (2,612) $    (48,121)
Reconciliation of net loss to net cash provided
 by (used in) operating activities:
  Depreciation and amortization..................              70         3,406
  Amortization of deferred compensation..........             295         3,997
  Accreted interest and amortization of debt
   discount and deferred debt issuance costs.....              --        16,009
  Net changes in current assets and liabilities:
    Accounts receivable..........................             (25)       (1,908)
    Inventories..................................             (43)         (903)
    Other current assets.........................            (373)       (1,987)
    Accounts payable.............................             651        14,324
    Unearned revenue.............................               7           544
    Other current liabilities....................             135         5,585
                                                      -----------  ------------
Net cash used in operating activities ...........          (1,895)       (9,054)

Investing activities:
Purchase of restricted cash......................            (210)          (15)
Deposits.........................................             (31)         (306)
Other long-term assets...........................              --        (1,428)
Purchase of property and equipment...............          (2,253)      (59,503)
                                                      -----------  ------------
Net cash used in investing activities ...........          (2,494)      (61,252)

Financing activities:
Net proceeds from issuance of long-term debt and
 warrants........................................              --       129,328
Principal payments under capital lease
 obligations.....................................             (48)         (238)
Proceeds from common stock issuance, net of
 repurchase......................................             108           571
Proceeds from preferred stock issuance...........           8,707         1,200
Offering costs related to common stock offering..              --          (483)
                                                      -----------  ------------
Net cash provided by financing activities........           8,767       130,378
                                                      -----------  ------------
Net increase in cash and cash equivalents........           4,378        60,072
Cash and cash equivalents at beginning of year...              --         4,378
                                                      -----------  ------------
Cash and cash equivalents at end of year.........     $     4,378  $     64,450
                                                      ===========  ============

Supplemental disclosures of cash flow
 information:
  Cash paid during the year for interest.........     $         9  $         99
                                                      ===========  ============
Supplemental schedule of non-cash investing and
 financing activities:
  Equipment purchased through capital leases.....     $       831  $         34
                                                      ===========  ============

  Warrants issued for equity commitment..........              --  $      2,928
                                                      ===========  ============

--------
(1) See Note 6.

   The accompanying notes are an integral part of these financial statements.

                       COVAD COMMUNICATIONS GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Operations

   Covad Communications Group, Inc (the "Company") is a high-speed Internet and network access provider offering Digital Subscriber Line ("DSL") services to Internet Service Provider ("ISP") and enterprise customers. ISPs purchase the Company's services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase the Company's services to provide employees with remote access to their Local Area Networks to improve employee productivity and reduce operating costs. The Company's services are provided over standard copper telephone lines at considerably faster speeds than available through a standard modem.

   The Company's operations are subject to significant risks and uncertainties including competitive, financial, developmental, operational, growth and expansion, technological, regulatory, and other risks associated with an emerging business.

Summary of Significant Accounting Policies

 A. Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

   The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

   The accompanying statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1997 include $50,000 received during 1996 upon issuance of the initial capital stock of the Company and $2,000 expended in 1996 for general and administrative expenses. Due to the insignificance of balances at December 31, 1996 and activity for the period from inception through December 31, 1996, financial statements for 1996 have not been presented.

 B. Revenue Recognition

   Revenue related to installation of service and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Recognized revenue for which the customer has not been billed is recorded as unbilled revenue until the period such billings are provided. Amounts billed in advance of providing services are recorded as unearned revenue until the period such services are provided. For the year ended December 31, 1998, one customer accounted for approximately 17% of the Company's revenue. For the year ended December 31, 1998, no other customer accounted for more than 10% of the Company's revenue.

 C. Cash and Cash Equivalents

   All highly liquid investments with a maturity of three months or less from the date of original issuance are considered to be cash equivalents.

 D. Restricted Cash

   As of December 31, 1997 and December 31, 1998, the Company had $210,000 and $225,000, respectively, in commercial deposits held in the Company's name but restricted as security for certain of the Company's capital lease arrangements.

                       COVAD COMMUNICATIONS GROUP, INC.

 E. Inventories

   Inventories are stated at the lower of cost or market and consist primarily of customer premise equipment. Costs are based on the first-in first-out method.

 F. Property and Equipment

   Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

     Leasehold improvements....................... 15 years or life of the lease
     Electronic communication equipment...........                  2 to 5 years
     Furniture and fixtures.......................                  3 to 7 years
     Computer equipment...........................                       3 years
     Office equipment.............................                  2 to 5 years
     Computer software............................                  2 to 7 years

   The Company capitalizes costs associated with the design, deployment and expansion of the Company's network including internally and externally developed software. Capitalized external software costs include the actual costs to purchase software from vendors. Capitalized internal software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages. Capitalized internal labor costs for the years ending December 31, 1997 and December 31, 1998 were $139,000 and $3,063,000, respectively. Capitalized interest cost for the year ending December 31, 1998 was $900,000.

 G. Equipment Under Capital Leases

   The Company leases certain of its equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease, whichever is less. Assets under capital lease are amortized over the lease term or useful life of the assets.

 H. Income Taxes

   Due to the Company's overall loss position, there is no provision for income taxes for 1997 or 1998. The reconciliation of income tax computed at the US federal statutory rate to income tax expense is as follows:

                                                            December 31,
                                                       -----------------------
                                                         1997         1998
                                                       ---------  ------------
     Federal at 34%, statutory........................ $(757,000) $(16,363,000)
     Non deductible interest..........................        --       911,000
     Losses with no current benefit...................   757,000    15,436,000
     Other............................................        --        16,000
                                                       ---------  ------------
     Provision........................................ $      --  $         --
                                                       =========  ============

   As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $40,000,000. The net operating loss and credit carryforwards will expire at various dates beginning in 2005 through 2018, if not utilized.

   The utilization of the net operating loss is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation

                        COVAD COMMUNICATIONS GROUP, INC.

may result in the expiration of net operating losses and credits before utilization. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                              December 31,
                                                          ---------------------
                                                            1997       1998
                                                          --------  -----------
     Deferred tax assets:
       Net operating loss carryforwards.................. $820,000  $16,000,000
       Depreciation......................................       --    1,000,000
       Other.............................................       --    1,500,000
                                                          --------  -----------
       Net deferred tax assets...........................  820,000   18,500,000
     Valuation allowance................................. (820,000) (18,500,000)
                                                          --------  -----------
     Net deferred tax assets.............................       --           --
                                                          ========  ===========

   The net valuation allowance increased by $17,680,000 during the year ended December 31, 1998.

 I. Fair Value of Financial Instruments

   Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available for identical or comparable financial instruments, fair values are based on estimates using the present value of estimated cash flows or other valuation techniques. The resulting fair values can be significantly affected by the assumptions used, including the discount rate and estimates as to the amounts and timing of future cash flows.

   The following methods and assumptions were used to estimate the fair value for financial instruments:

   Cash and cash equivalents. The carrying amount approximates fair value.

   Borrowings. The fair values of borrowings, including long-term debt, capital lease obligations and other obligations, were estimated based on quoted market prices, where available, or by discounting the future cash flows using estimated borrowing rates at which similar types of borrowing arrangements with the same remaining maturities could be obtained by the Company. For all borrowings outstanding at December 31, 1997 and December 31, 1998, fair value approximates recorded value.

 J. Earnings (Loss) Per Share

   Basic earnings per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's common stock ("Common Stock"), after giving consideration to shares subject to repurchase, outstanding during the period.

   Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method and conversion of the Company's convertible preferred stock ("Preferred Stock"). In addition, income or loss is adjusted for dividends and other transactions relating to preferred shares for which conversion is assumed. The diluted earnings per share amount has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed preferred stock conversion is not dilutive.

                       COVAD COMMUNICATIONS GROUP, INC.

   Under the Company's Certificate of Incorporation, all outstanding Preferred Stock will convert into Common Stock on a one-for-one basis upon the completion of the Company's initial public offering of Common Stock (see note
9).

   The consolidated financial statements applicable to the prior periods have been restated to reflect a two-for-one stock split effective May 1998 and a three-for-two stock split effective August 1998.

   The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                                                         Year Ended December
                                                                 31,
                                                        ----------------------
                                                           1997        1998
                                                        ----------  ----------
   Net income (loss)................................... $   (2,612) $  (48,121)
   Basic and diluted:
     Weighted average shares of common stock
      outstanding...................................... 11,021,269  11,505,307
     Less: Weighted average shares subject to
      repurchase.......................................  7,749,723   5,796,772
                                                        ----------  ----------
   Weighted average shares used in computing basic and
    diluted net income (loss) per share................  3,271,546   5,708,535
                                                        ==========  ==========
   Basic and diluted net income (loss) per share....... $    (0.80) $    (8.43)
                                                        ==========  ==========

 K. Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash and investment policies limit investments to short-term, investment grade instruments. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base. In addition, the Company typically offers its customers credit terms. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral.

 L. Key Suppliers

   The Company is dependant on limited source suppliers for certain equipment used to provide its services. The Company has generally been able to obtain an adequate supply of equipment. In addition, the Company believes that there are alternative suppliers for the equipment used to provide its service. However, an extended interruption in the supply of equipment currently obtained from limited source suppliers could adversely affect the Company's business and results of operations.

 M. Accounts Receivable Allowance:

   The Company established a reserve for uncollectible accounts receivable in the amount of $220,000 at December 31, 1998. No significant charges were made against this reserve as of December 31, 1998.

 N. Recently Issued Accounting Pronouncements:

   In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in quarterly and annual financial statements. SFAS 131 changes segment reporting from an industry segment basis to an operating segment basis defined based on how the business is managed. The Company operates in only one segment, high-speed digital communications services, and hence, separate segment reporting is not applicable.

                       COVAD COMMUNICATIONS GROUP, INC.

2. Debt

   On March 11, 1998, the Company completed a private placement (the "1998 Private Offering") through the issuance of 260,000 units (the "Units"), each unit consisting of $1,000 in principal amount at maturity of 13 1/2% Senior Discount Notes due 2008 (the "Notes") and one warrant, initially exercisable to purchase 19.4376 shares of common stock, $0.001 par value, of the Company (the "Unit Warrants"). Net proceeds from the 1998 Private Offering were approximately $129.6 million, after transaction costs of approximately $5.5 million.

   The principal amount of the Notes will accrete from the date of issuance at the rate of 13 1/2% per annum through March 15, 2003, compounded semi-annually, and thereafter bear interest at the rate of 13 1/2% per annum, payable semi-annually, in arrears on March 15 and September 15 of each year, commencing on September 15, 2003. The Notes are unsecured senior obligations of the Company that will mature on March 15, 2008. The Notes will be redeemable at the option of the Company at any time after March 15, 2003 plus accrued and unpaid interest thereon, if any, to the redemption date.

   The Notes were originally recorded at approximately $126.9 million, which represents the $135.1 million in gross proceeds less the approximate $8.2 million value assigned to the Unit Warrants, which is included in additional paid-in capital. The value assigned to the Unit Warrants, representing debt discount, is being amortized over the life of the Notes. Debt issuance costs were incurred through the issuance of additional warrants associated with the commitment of equity by certain investors. The debt issuance costs are also being amortized over the life of the Notes. For the year ended December 31, 1998, the accretion of the Notes and the amortization of debt discount and debt issuance costs was $16 million, of which $15.1 million is included in interest expense and $900,000 is capitalized in property, plant and equipment.

   The Unit Warrants have ten year terms, have exercise prices of $0.0033 per share (subject to adjustment in certain events), contain net exercise provisions and are currently exercisable.

3. Capital Leases

   The Company has entered into capital lease arrangements to finance the acquisition of certain operating assets, two of which have bargain purchase options. The principal value of these leases totaled $831,000 and $865,000 as of December 31, 1997 and December 31, 1998, respectively, and was equivalent to the fair value of the assets leased.

   Future minimum lease payments under capital leases are as follows:

     Year Ending December 31,
     ------------------------
      1999............................................................  335,000
      2000............................................................  294,000
      2001............................................................   44,000
      2002............................................................    4,000
      2003............................................................       --
      Thereafter......................................................       --
                                                                       --------
                                                                        677,000
      Less amount representing interest...............................  (98,000)
      Less current portion............................................ (263,000)
                                                                       --------
      Total long-term portion......................................... $316,000
                                                                       ========

                       COVAD COMMUNICATIONS GROUP, INC.

   Accumulated amortization for equipment under capital leases is reflected in accumulated depreciation and amortization for property and equipment.

4. Operating Leases

   The Company leases vehicles, equipment, and office space under various operating leases. Future minimum lease payments by year under operating leases are as follows:

     Year Ending December 31,
     ------------------------
      1999...........................................................  2,656,000
      2000...........................................................  2,105,000
      2001...........................................................  2,159,000
      2002...........................................................  1,436,000
      2003...........................................................    506,000
      Thereafter.....................................................    351,000
                                                                      ----------
        Total........................................................ $9,213,000
                                                                      ==========

   Rental expense on operating leases totaled $131,000 and $1,507,000 for the year ended December 31, 1997 and December 31, 1998, respectively.

5. Stockholders' Equity

Covad Communications Group, Inc.

 Common Stock:

   The number of shares of Common Stock authorized for issuance by the Company is 65,000,000 shares with a par value of $.001 per share. Shares of Common Stock outstanding at December 31, 1997 and December 31, 1998, were 11,361,204 and 11,773,997 shares, respectively, of which 7,033,107 and 4,773,083 shares, respectively, remain subject to repurchase provisions which generally lapse over a four year period from the date of issuance.

   Common Stock reserved for future issuance as of December 31, 1998 is as follows:

     Convertible preferred stock..................................... 18,246,162
     Outstanding and reserved options................................ 15,306,843
     Outstanding warrants............................................  6,988,764
                                                                      ----------
        Total........................................................ 40,541,769
                                                                      ==========

                       COVAD COMMUNICATIONS GROUP, INC.

 Convertible Preferred Stock:

   Convertible preferred stock consists of the following:

                                                                 December 31,
                                                                 --------------
                                                                  1997    1998
                                                                 ------  ------
   Authorized shares--30,000,000
   Series A preferred stock ($0.001 par value):
    Authorized shares--750,000
    Issued and outstanding shares--750,000 at December 31, 1997
     and December 31, 1998.....................................  $    1  $    1
   Series B preferred stock ($0.001 par value):
   Authorized shares--17,100,003
    Issued and outstanding shares--17,000,001 at December 31,
     1997 and 17,100,003 at December 31, 1998..................      17      17
   Series C preferred stock ($0.001 par value):
    Authorized shares--11,149,287
    Issued and outstanding shares--None at December 31, 1997
     and 396,159 at December 31, 1998..........................      --      --
                                                                 ------  ------
                                                                    $18     $18
                                                                 ======  ======

   In January 1999, all of the outstanding convertible Preferred Stock converted into Common Stock (see Note 9).

 Equity Commitment

   On February 20, 1998, the Company entered into a Series C Preferred Stock and Warrant Subscription Agreement (the "Subscription Agreement") with certain of its investors (the "Series C Investors") pursuant to which the Series C Investors have unconditionally agreed to purchase an aggregate of 5,764,143 shares of Series C Preferred Stock and warrants to purchase an aggregate of 4,729,500 shares of Series C Preferred Stock (the "Series C Warrants") for an aggregate purchase price of $16.0 million at a date to be determined by the Company but no later than March 11, 1999. The Company either has agreed to call the Equity Commitment or to complete an alternate equity financing of at least $16.0 million by March 11, 1999. In consideration of this commitment, the Company has issued to the Series C Investors warrants to purchase an aggregate of 1,694,148 shares of the Company's Common Stock at a purchase price of $0.0033 per share (the "Common Warrants"). In January 1999, the Company completed an alternative equity financing and, as a result, the Equity Commitment will not be called (see Note 9).

   On April 24, 1998, the Subscription Agreement was amended pursuant to an Assignment and Assumption Agreement between the Company, the Series C Investors, and a director of the Company whereby the Series C Investors assigned to the director of the Company their obligation to purchase 36,015 shares of Series C Preferred Stock and 29,559 Series C Warrants for an aggregate purchase price of $100,000. On the same date, the director purchased 36,015 shares of Series C Preferred Stock. As a result of this amendment, the aggregate obligation of the Series C Investors to purchase Series C Preferred Stock and Series C Warrants was reduced from 5,764,143 shares to 5,728,128 shares, and from 4,729,500 shares to 4,699,941 shares, respectively, for an aggregate purchase price of $15.9 million, reduced from $16.0 million.

 The Stock Purchase

   On March 11, 1998, an investor in the Company purchased 360,144 shares of Series C Preferred Stock and Series C Warrants to purchase an aggregate of 295,500 shares of Series C Preferred Stock for an aggregate

                       COVAD COMMUNICATIONS GROUP, INC.

purchase price of $1.0 million; provided, that the Company does not have any obligation to issue such Series C Warrants to this investor until such time as the Equity Commitment is called. In connection with its agreement to purchase such Series C Preferred Stock and Series C Warrants, the Company issued to this investor Common Warrants to purchase an aggregate of 105,852 shares of Common Stock at a purchase price of $0.0033 per share.

 Preferred Stock Dividends

   The holders of Series A, Series B and Series C were entitled to receive in any fiscal year, dividends at the rate of $0.0167 per share, $0.04 per share and $0.2233 per share, respectively, payable in preference and priority to any payment of dividends on Common Stock. The rights to such dividends were cumulative and accrue to the holders to the extent they were not declared or paid were payable, in cash or Common Stock, only in the event of a liquidation, dissolution or winding up of the Company, or other liquidity event (as defined in the Certificate of Incorporation). The cumulative dividends at December 31, 1997 and December 31, 1998 for Preferred Stock were $318,250 and $1,084,740, respectively, none of which has been declared or paid.

6. Stock Options

   In 1997, the Company adopted the Covad Communications Group, Inc. 1997 Stock Plan (the "Plan"). The Plan provides for the grant of stock purchase rights and options to purchase shares of Common Stock to employees and consultants from time to time as determined by the Board of Directors. The options expire from two to eight years after the date of grant. As of December 31, 1998 the Plan has reserved 15,520,342 shares of the Company's Common Stock for sale and issuance under the Plan at prices to be determined by the Board of Directors.

   The following is a summary of the status of stock options outstanding at December 31, 1998:

                        Options Outstanding                     Options Exercisable
                      ------------------------                ------------------------
                                   Weighted-     Weighted-                Weighted-
     Exercise Price   Number of   Average Life    Average     Number of    Average
     Range              Shares     Remaining   Exercise Price  Shares   Exercise Price
     --------------   ---------   ------------ -------------- --------- --------------
     $0.033--$0.667.. 6,503,028    6.4 years      $0.2675     1,775,834    $0.1672
     $1.00 --$1.627.. 2,782,499    7.5 years      $1.1538        46,870    $1.6270
     $5.75........... 1,438,802    7.6 years      $5.7500         4,372    $5.7500
     $7.38 --$7.93... 1,311,961    7.7 years      $7.7741         8,066    $7.6733
     $8.16...........   195,500    7.9 years      $8.1600           500    $8.1600

   The following table summarizes stock option activity for the year ended December 31, 1997 and December 31, 1998:

                                              Number of Shares   Option Price
                                              of Common Stock     Per Share
                                              ---------------- ----------------
     Balance as of December 31, 1996.........            --          N/A
     Granted.................................     3,843,750    $0.033 -- $0.05
     Exercised...............................        (6,000)   $0.033
     Forfeited...............................       (33,000)   $0.033 -- $0.05
                                                 ----------    ----------------
     Balance as of December 31, 1997.........     3,804,750    $0.033 -- $0.05
     Granted.................................     9,358,978    $0.10  -- $8.16
     Exercised...............................      (207,499)   $0.033 -- $0.667
     Forfeited...............................      (724,439)   $0.033 -- $7.93
                                                 ----------    ----------------
     Balance as of December 31, 1998.........    12,231,790    $0.033 -- $8.16
                                                 ==========    ================

                       COVAD COMMUNICATIONS GROUP, INC.

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options and the disclosure only provisions of SFAS No. 123, "Accounting and Disclosure of Stock-Based Compensation," ("SFAS 123"). Under APB 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of stock options at the date of grant. As a result of the Company's reassessment during 1998 of the fair values per share of its common stock, the Company has restated its financial statements for the year ended December 31, 1997 to record deferred compensation of $906,000 as a result of granting stock options and issuing restricted stock with exercise or issue prices per share below the revised fair value per share of the Company's common stock at the date of grant or issuance. This amount was recorded as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options. Such amortization was $295,000 for the year ended December 31, 1997. During the year ended December 31, 1998, the Company recorded additional deferred compensation of approximately $8.1 million. Amortization of deferred compensation during this same period was approximately $4.0 million.

 Stock-Based Compensation

   Pro forma information regarding results of operations and loss per share is required by SFAS 123 as if the Company had accounted for its stock-based awards under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees has been estimated using the minimum value option pricing model which does not consider stock price volatility. Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of stock-based awards to employees.

   For the year ended December 31, 1997 and December 31, 1998, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

                                                                     1997  1998
                                                                     ----  ----
     Expected life of options in years..............................  4.0   4.0
     Risk-free interest rate........................................  7.0%  7.0%
     Expected dividend yield........................................ 0.00% 0.00%

   The weighted average fair value of stock options granted during the year ended December 31, 1997 and December 31, 1998 was $0.26 and $2.05 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period which would result in an increase in net loss of approximately $12,000 and $1.7 million for the year ended December 31, 1997 and 1998, respectively. The result of applying SFAS 123 to the Company's option grants was not material to the results of operations or loss per share for the year ended December 31, 1997 and would have increased the net loss per share by $0.30 per share for the year ended December 31, 1998.

7. Related Party Transactions

   The Company purchases equipment from a supplier which is partially owned by an investor in the Company. Purchases from this supplier totaled $85,000 and $5.8 million for the years ending December 31, 1997 and December 31, 1998, respectively.

8. Legal Proceedings

   The Company is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with incumbent local exchange carriers ("ILECs"). These negotiations, arbitrations and proceedings concern the ILECs' denial of physical collocation space to the Company in certain central offices, the cost and delivery of

                       COVAD COMMUNICATIONS GROUP, INC.

collocation spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. None of these actions involve a potential liability for the Company. However, failure to resolve any of these matters without undue delay or expense could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the Telecommunications Act of 1996, the interpretation of competitive local exchange carrier interconnection agreements in general and the Company's interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to the Company's agreements. The results of any of these proceedings could have a material adverse effect on the Company's business, prospects, operating results and financial condition.

9. Subsequent Events

   In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("QCC"). As part of these strategic relationships, the Company received equity investments of $25 million from AT&T's venture capital arm and two affiliated funds, $20 million from NEXTLINK and $15 million from QCC's wholly owned subsidiary, U.S. Telesource, Inc. (as used herein, "Qwest" refers to QCC or its subsidiary, as applicable). The Company intends to record intangible assets of $28.7 million associated with these transactions. Furthermore, AT&T, NEXTLINK and Qwest each entered into commercial agreements with the Company providing for the purchase, marketing and resale of the Company's services, the purchase by the Company of fiber optic transport bandwidth, and collocation of network equipment. In addition, the equity investments by AT&T, NEXTLINK and Qwest satisfied the conditions of an alternate equity financing and thus the Equity Commitment will not be called.

   On January 27, 1999, the Company completed the Initial Public Offering ("IPO") of 8,970,000 shares of Common Stock at an initial public offering price of $18.00 per share. Net proceeds to the Company from the IPO were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of the IPO, all shares of Preferred Stock, including shares issued in the above-mentioned strategic transactions, were converted into Common Stock, all cumulative but unpaid dividends on Series A and Series B were paid in Common Stock and the Common Warrants were exercised.

   On February 11, 1999 the Company issued 12% Senior Notes due February 15, 2009 through a private placement. Interest is due and payable in cash on February 15 and August 15 of each year, beginning on August 15, 1999. Net proceeds to the Company were approximately $205.4 million after discounts and transaction costs of approximately $9.6 million. Approximately $74.0 million of the net proceeds will be used to purchase pledged securities representing sufficient funds to pay the first six scheduled interest payments on the notes.

                                                                       APPENDIX

                       COVAD COMMUNICATIONS GROUP, INC.

                               GLOSSARY OF TERMS

   Access Line--A circuit that connects a telephone end-user to the traditional telephone company central office.

   Analog Modem--A telecommunications device that allows the communication of digital information over analog telephone lines and through the public switched telephone network by translating such information in a way that simulates and uses only the bandwidth of normal voice transmissions.

   Asynchronous Transfer Mode (ATM)--A standard packet-switching protocol that segments digital information into 53-byte cells (each cell has a 5-byte standard packet-switching header and 48 bytes of data) that are switched very quickly throughout a network over virtual circuits. ATM is able to accommodate multiple types of media (voice, video, data).

   Bandwidth--Refers to the maximum amount of data that can be transferred through a computer's backplane or communication channel in a given time. It is usually measured in Hertz for analog communications and bits per second for digital communication.

   Central Office--Facility of the traditional telephone companies where end-user lines are joined to switching equipment.

   Competitive Local Exchange Carrier or Competitive Telecommunications Company--Category of telephone service provider (carrier) that offers services similar to those of the traditional telephone company, as allowed by recent changes in telecommunications law and regulation. A competitive local exchange carrier may also provide other types of services such as long distance, Internet access and entertainment.

   Competitive Local Exchange Carrier Certification--Granted by a state public service commission or public utility commission, this certification provides a telecommunications services provider with the legal standing to offer telecommunications services in direct competition with the traditional telephone company and other competitive local exchange carriers. Such certifications are granted on a state-by-state basis.

   Communications Act of 1934--The federal legislation governing broadcast and non-broadcast communications, including both wireless and wired telephone service, and which established the FCC.

   Digital Service 3 (DS-3)--In the digital hierarchy, this signaling standard defines a transmission speed of 44.736 Mbps, equivalent to 28 T1 channels; this term is often used interchangeably with T3.

   DSL--Digital Subscriber Line.

   FCC (Federal Communications Commission)--The U.S. government agency charged with the oversight of communications originating in the U.S. and crossing state lines.

   Facilities-Based Provider--A telecommunications provider that delivers its services to the end-user via owned equipment and leased (or owned) transport in contrast to a reseller of an traditional telephone company's services.

   Frame Relay--A high-speed packet-switched data communications protocol.

   G.lite--A specification to define a standard for a mass market version of asymmetric DSL which is interoperable with full rate asymmetric DSL but is not as fast. The specification is intended to reduce the installation complexity and cost of a consumer DSL solution.

   Hybrid Fiber Coax--A combination of fiber optic and coaxial cable, which has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. A hybrid fiber coax architecture generally utilizes fiber optic wire between the head end and the nodes and coaxial wire from nodes to individual end-users.

   Incumbent Local Exchange Carrier or Traditional Telecommunications Company--The traditional telephone company that was the monopoly carrier in a region, prior to the opening of local exchange services to competition.

   Interconnection (Co-Carrier) Agreement--A contract between a traditional telephone company and a competitive local exchange carrier for the interconnection of the two networks and competitive local exchange carrier access to traditional telephone company unbundled network elements. These agreements set out the financial and operational aspects of such interconnection and access.

   Internet Service Provider--A vendor that provides subscribers access to the Internet.

   ISDN (Integrated Services Digital Network)--ISDN provides standard interfaces for digital communication networks and is capable of carrying data, voice, and video over digital circuits. ISDN protocols are used worldwide for connections to public ISDN networks or to attach ISDN devices to ISDN-capable PBX systems (ISPBXs). Developed by the International Telecommunications Union, ISDN includes two user-to-network interfaces: basic rate interface (BRI) and primary rate interface (PRI). An ISDN interface contains one signaling channel (D-channel) and a number of information channels ("bearer" or B channels). The D-channel is used for call setup, control, and call clearing on the B-channels. It also transports feature information while calls are in progress. The B-channels carry the voice, data, or video information.

   IXC (Interexchange Carrier)--Facilities-based long distance/interLATA carriers (e.g., AT&T, MCI WorldCom and Sprint), who also provide intraLATA toll service and may operate as competitive local exchange carriers.

   Kbps (Kilobits per second)--One thousand bits per second.

   LATA (Local Access and Transport Area)--A geographic area inside of which a local telephone company can offer switched telecommunications services, including long distance (known as toll). There are 196 LATAs in the U.S.

   Mbps (Megabits Per Second)--One million bits per second.

   RBOCs (Regional Bell Operating Companies)--Traditional telephone companies created by AT&T's divestiture of its local exchange business. The remaining RBOCs include BellSouth, Bell Atlantic Corporation, Ameritech Corporation, U S WEST Communications, Inc. and SBC Communications, Inc.

   T1--This is a Bell system term for a digital transmission link with a capacity of 1.544 Mbps.

   Unbundled Network Elements--The various portions of a traditional telephone company's network that a competitive local exchange carriers can lease for purposes of building a facilities-based competitive network, including copper lines, central office space, inter-office transport, operational support systems, local switching and rights of way.

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-------------------------------------------------------------------------------

   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any notes in any jurisdiction where it is unlawful. The information in this prospectus is current as of April 22, 1999.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................  10
Use of Proceeds..........................................................  27
Dividend Policy..........................................................  27
Capitalization...........................................................  28
Selected Consolidated Financial Data.....................................  30
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  32
Business.................................................................  39
Management...............................................................  59
Certain Relationships and Related Transactions...........................  68
Principal Stockholders...................................................  72
The Exchange Offer.......................................................  74
Description of the Old Notes.............................................  82
Description of the New Notes............................................. 113
Description of Certain Indebtedness...................................... 113
Description of Capital Stock............................................. 114
Federal Income Tax Considerations........................................ 117
Plan of Distribution..................................................... 118
Where You Can Find More Information...................................... 118
Legal Matters............................................................ 119
Experts.................................................................. 119
Index to Financial Statements............................................ F-1
Glossary................................................................. A-1

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                                 $215,000,000


                             Covad Communications
                                  Group, Inc.

 Offer to Exchange All Outstanding 12 1/2% Senior Notes due February 15, 2009
  for 12 1/2% Senior Notes due February 15, 2009, Which Have Been Registered
                       Under the Securities Act of 1933

                                ---------------

                                  PROSPECTUS

                                ---------------


                                April 22, 1999

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